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INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	27-0455607 (I.R.S. Employer Identification No.)

3801 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(Address of principal executive offices and zip code)

(702) 739-2722
(Registrant's telephone number, including area code)

with copies of correspondences to:

Joanne M. Beckett Vice President and General Counsel Tropicana Las Vegas Hotel and Casino, Inc. 3801 Las Vegas Boulevard South Las Vegas, Nevada 89109	Janet S. McCloud Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP Nineteenth Floor 10250 Constellation Boulevard Los Angeles, California 90067

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Class A Common Stock, $0.01 par value per share
(Title of class)

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

i

EXPLANATORY NOTE

        This registration statement on Form 10 is being filed voluntarily by Tropicana Las Vegas Hotel and Casino, Inc. in order to register its class A common stock pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        Unless otherwise stated in this registration statement or unless the content otherwise requires, references to "we," "us," "our" or "our company" refer to the Tropicana Las Vegas Hotel and Casino, Inc. and its consolidated subsidiaries.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This registration statement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources, and include, without limitation, statements regarding: proposed expansion and renovation projects; expectations that regulatory developments or other matters will not have a material adverse effect or material impact on our financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  our limited liquidity and capital resources and negative cash flow;

  •
  unprecedented and challenging recent global economic conditions and the availability and cost of credit to us and our customers as a result of market uncertainty and instability;

  •
  the amount of discretionary consumer spending on travel and corporate spending on conventions and business development in Las Vegas;

  •
  the impact of energy prices on our business;

  •
  our ability to implement our marketing strategy and compete in the highly competitive Las Vegas hotel, resort and casino market, and the availability of competing gaming venues and other forms of gambling venues outside the Las Vegas market;

  •
  disruptions of and inconveniences to our customers as a result of our capital improvements plan;

  •
  our dependence on one property;

  •
  our ability to obtain and/or maintain required registrations, findings of suitability, licenses, qualifications, permits and other approvals from the appropriate Nevada gaming authorities necessary for the ownership and operation of casino gaming facilities in Nevada;

  •
  potential conflicts of interest between our company and Trilliant Gaming Nevada Inc., or Trilliant Gaming, which controls a significant percentage of our outstanding voting securities;

  •
  our dependence upon Armenco Holdings, LLC, or Armenco, a company controlled by Alex Yemenidjian, our Chairman of the Board, Chief Executive Officer and President, for the successful operation of the Tropicana Las Vegas Hotel and Casino, or the Tropicana Las Vegas, until such time as we obtain all necessary registrations, findings of suitability, licenses, qualifications, permits and other approvals from the appropriate Nevada gaming authorities necessary for the ownership and operation of gaming facilities in Nevada, and thereafter our dependence upon Trilliant Management, L.P., or Trilliant LP, an entity controlled by Armenco and Trilliant Gaming, for the successful operation of the Tropicana Las Vegas;

  •
  our ability to maintain relationships with our directors, executive officers, key employees and stockholders in accordance with Nevada gaming laws and the applicable Nevada gaming authorities;

  •
  the lack of a market for our securities;

  •
  changes in legislation and regulation over gaming operations in Nevada, including changes in state and local taxes and fees;

  •
  our ability to comply with a variety of governmental rules and regulations, including zoning, environmental, tax, construction and land-use laws, laws governing our relationship with our employees and regulations governing the preparation and sale of food and beverages;

  •
  increased costs in connection with the rejection of certain pre-petition contracts and other post-bankruptcy related costs;

  •
  the possibility that, as the acquirer of certain assets of Tropicana Entertainment, LLC, or Tropicana Entertainment, and its subsidiaries, we may be subject to liabilities that are not provided for in the bankruptcy plan of such entities;

  •
  the results of Tropicana Entertainment's administrative claims against us for post-bankruptcy petition administrative expenses;

  •
  the initiation and maintenance of litigation claims against us and the results of such claims and other disputes, including the dispute over the "Tropicana" trade name;

  •
  the continued service of our senior management team and key employees;

  •
  increased labor costs, work stoppages, other labor problems and unexpected shutdowns;

  •
  our ability to maintain our commercial arrangements with slot machine manufacturers and our ability to acquire the slot machines desired by our customers at competitive costs;

  •
  the occurrence of natural disasters or other catastrophic events, including war and terrorism;

  •
  our ability to obtain sufficient insurance coverage to replace or cover the full value of losses we may suffer; and

  •
  other factors discussed under the heading "Item 1A. Risk Factors" and elsewhere in this registration statement.

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Item 1.    BUSINESS.

The Company

        Our company was formed in June 2009 for the purpose of owning and operating the Tropicana Las Vegas in connection with the reorganization of Tropicana Entertainment and certain of its subsidiaries, under Chapter 11 of Title 11 of the United States Code, or the Bankruptcy Code. Our principal executive offices are located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The telephone number for our executive offices is (720) 739-2722 and our web site is www.troplv.com. The information on, or accessible through, our website does not constitute a part of, and is not incorporated into, this registration statement.

Corporate Structure

(1)
Consists of Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP, or the Onex Armenco Gaming Entities. Trilliant Gaming is the general partner, and controls all voting and investment decisions, of the Onex Armenco Gaming Entities. Each of Mr. Alex Yemenidjian, our Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of our directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming.

Background

  Proceedings Under Chapter 11 of the Bankruptcy Code

        On May 5, 2008, Tropicana Entertainment together with certain of its subsidiaries, including subsidiary entities that owned and operated the Tropicana Las Vegas, specifically Adamar of Nevada, Hotel Ramada of Nevada LLC, Tropicana Development Company, LLC, Tropicana Enterprises, Tropicana Las Vegas Holdings, LLC, Tropicana Las Vegas Resort and Casino, LLC, and Tropicana Real

Estate Company, LLC, or the LandCo Entities, filed voluntary petitions for relief, seeking to reorganize their businesses under the provisions of Chapter 11 of the Bankruptcy Code. Pending adoption of a plan of reorganization, Tropicana Entertainment continued to operate the LandCo Entities as debtors in possession under the jurisdiction and orders of the United States Bankruptcy Court for the District of Delaware, or the Bankruptcy Court, and in accordance with the applicable provisions of the Bankruptcy Code. On May 5, 2009, the Bankruptcy Court entered an order confirming the First Amended Joint Plan of Reorganization of Tropicana Las Vegas Holdings, LLC and Certain of Its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, or the Bankruptcy Plan, proposed by the LandCo Entities. The Bankruptcy Plan was consummated and became effective on July 1, 2009. Pursuant to the Bankruptcy Plan, among other things:

  •
  our company was formed to own and operate the Tropicana Las Vegas, free and clear of substantially all liens and claims against the LandCo Entities;

  •
  we issued, on a pro rata basis, shares of our class A common stock, $0.01 par value per share, or Class A Common, to holders of secured claims under a $440 million senior credit facility of the LandCo Entities, or the LandCo Lenders, in partial satisfaction of the LandCo Lenders' secured claims under the senior credit facility;

  •
  certain of the LandCo Lenders subscribed to purchase $75 million of our Class A Convertible Participating Preferred Stock, or Class A Preferred, to provide operating capital for our company;

  •
  we entered into the Stockholders' Agreement, dated as of July 1, 2009, or the Stockholders' Agreement, with each of the LandCo Lenders as a condition to their receiving shares of Class A Common and Class A Preferred;

  •
  we issued a warrant to purchase up to 664,122 shares of our class B common stock, $0.01 par value per share, or the Class B Common, to Tropicana Entertainment, or the Tropicana Entertainment Warrant. The Tropicana Entertainment Warrant is exercisable by Tropicana Entertainment at any time on or prior to the earlier of (i) 5:00 pm, New York City time, on July 1, 2013, or (ii) a date on which we sell, lease, transfer or otherwise dispose of substantially all of our property, assets or business, another person or entity acquires all or substantially all of our shares of common stock or we consolidate with or merge with or into another person or entity or enter into a business combination with another person. The exercise price per share for the Tropicana Entertainment Warrant is equal to (a) $66,512,373 plus interest accrued from and after July 1, 2009 at the rate of 15% per annum, compounded annually, divided by (b) 664,122. In order to exercise the Tropicana Entertainment Warrant, Tropicana Entertainment is required to become a party to the Stockholders' Agreement;

  •
  we entered into a lease agreement, dated June 22, 2009, or the Armenco Lease Agreement, whereby we lease the real and non-gaming personal property of our hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof, to Armenco. Armenco separately acquired all of the gaming assets. At such time as we are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for us to own and operate our gaming facility directly, Armenco will transfer to us all of the gaming assets of Tropicana Las Vegas for nominal consideration, the lease agreement with Armenco will be terminated and we expect the operation of our hotel and casino to thereafter be managed by Trilliant LP pursuant to a management agreement we intend to enter into with Trilliant LP. Trilliant LP is a limited partnership that is controlled by its general partner, Trilliant Gaming; and

  •
  we assumed the obligations and liabilities of the LandCo Entities under the Bankruptcy Plan, including the obligation to pay allowed administrative expenses associated with the LandCo Entities' chapter 11 cases, to pay allowed priority claims asserted against the LandCo Entities, to pay allowed "cure claims" associated with the LandCo Entities' assumption and assignment of certain contracts in connection with the Bankruptcy Plan, and to pay a "management fee" associated with the operation and management of the Tropicana Las Vegas between the time of confirmation and effectiveness of the Bankruptcy Plan.

        We have paid approximately $2.5 million in allowed priority and cure claims and in non-professional fee administrative expenses and, with the exception of one disputed priority claim asserted in the amount of approximately $426,000 and one disputed priority tax claim asserted in the amount of approximately $42,200, we do not anticipate any material additions to such claims or expenses. Professionals employed at the expense of the bankruptcy estates of the LandCo Entities and other debtors have filed applications for allowance of approximately $13 million in professional fees and expenses against the LandCo Entities. We dispute and intend to object to many of those applications and believe that our liability in respect of such claimed professional fees and expenses will be materially less than the amounts requested, but we can give no assurance in this regard. Tropicana Entertainment, the former ultimate owner of the Tropicana Las Vegas, has asserted a claim of approximately $520,000 for management fees and an unliquidated contingent claim relating to alleged workers' compensation liabilities. We dispute a portion of the claimed management fee and currently are in discussions with Tropicana Entertainment regarding a resolution. We dispute the claim in respect of workers' compensation liabilities in its entirety.

The Tropicana Las Vegas Hotel and Casino

  Overview

        The Tropicana Las Vegas, originally developed in 1957, is located on an approximately 34-acre parcel on the "Las Vegas Strip" in Las Vegas, Nevada, and features 1,772 hotel rooms and a 50,000 square foot casino floor with approximately 859 slot machines and 24 table games. Other amenities include two restaurants, several lounges, an indoor-outdoor swimming pool, a five-acre water oasis and tropical garden, more than 100,000 square feet of flexible convention and meeting space, two theaters and 2,949 parking spaces. We believe that the property's central location, with neighbors including the MGM Grand Hotel & Casino, the Excalibur Hotel and Casino, the Luxor Hotel and Casino, the Monte Carlo Resort and Casino and the New York-New York Hotel and Casino, on a prime intersection collectively offering over 18,000 hotel rooms, allows us to benefit from a "cluster" effect resulting in increased pedestrian traffic, visitation and gaming play.

  Hotel

        Our hotel offers 1,581 guest rooms ranging from 362 square feet to 464 square feet and 191 suites ranging from 729 square feet to 2,000 square feet. Services offered to our guests include a business center, room service, a fitness center and in-room high-speed internet access.

  Casino

        We have a 50,000 square foot casino floor featuring approximately 859 slot machines and 24 table games offering our customers a variety of gaming options including popular table games such as blackjack, baccarat, craps and roulette and a race and sports book.

        The gaming assets located at the Tropicana Las Vegas are owned and operated by Armenco pursuant to the Armenco Lease Agreement and a bill of sale. After we obtain our gaming licenses, we expect our casino will be operated by Trilliant LP. See "—Nevada Gaming Regulation and Licensing," "Item 7. Certain Relationships and Related Transactions, and Director Independence—Lease

Agreement" and "Item 7. Certain Relationships and Related Transactions, and Director Independence—Trilliant Management Agreement." The race and sports book is leased to an unrelated third party that operates it and pays us a flat fee under the terms of the lease.

  Restaurants

        We offer our customers two specialty room dining options (Bacio Pasta & Vino and Legends Steak & Seafood) with a combined total of approximately 224 seats and two casual dining restaurants (Havana Go Go Café and Player's Deli) with a combined total of approximately 200 seats. We own all the restaurants located on the property.

  Entertainment

        The Tropicana Las Vegas houses two live-show venues, the 883 seat Tiffany Theater and the 500 seat Mezzanine Theater. The Tiffany Theater is home to both Once Before I Go starring Wayne Newton, a live show featuring Mr. Las Vegas himself, and Xtreme Magic starring Dirk Arthur, a magic show featuring tigers and leopards. The Mezzanine Theater features the adults only Hypnosis Unleashed. In addition, there are several separate lounges available to guests including the Celebration Lounge and the Tropics Lounge. Currently, none of the shows are subject to long-term contracts, providing us flexibility in updating our entertainment concepts or planning for renovations to our entertainment venues.

  Convention/Meeting Areas

        Our convention and meeting facilities offer more than 100,000 square feet of flexible convention and meeting space. Room sizes range from 30' × 40' in the Tradewinds and Hawaiian rooms to our 288' × 100' Grand Ballroom. All rooms can be arranged for banquet, theater or classroom style seating.

  Other Amenities

        We also offer other amenities, including, an indoor-outdoor swimming pool, an outdoor recreation area with individual cabanas, a pool with swim up blackjack, a five-acre water oasis and tropical garden, a beauty salon and a barber shop.

  Capital Improvement Program

        In July 2009, we announced a large-scale renovation of the Tropicana Las Vegas. We plan to spend approximately $125 million on capital improvements during 2009 and 2010, of which $24 million was spent in the six months ended December 31, 2009. The capital improvements include a master plan to make the Tropicana Las Vegas more attractive, including a full renovation of the hotel rooms and convention center, a refurbishment of the casino floor, the expansion and renovation of the race and sports book, redevelopment of the pool area, expansion and renovation of the showroom, enhancement of the food and beverage facilities, refurbishment of outdoor signage and the façade, and reconfiguration of the pedestrian bridge between the Tropicana Las Vegas and the MGM Grand Hotel & Casino. Apart from the master plan items, other capital improvements include back-of-house improvements, upgrades to information technology systems, installation of new slot machines and infrastructure upgrades. The capital improvements are scheduled to continue throughout 2010.

Operations

  General

        Our company was formed with the primary purpose of owning and operating the Tropicana Las Vegas. However, until we, together with our directors, our executive officers and certain of our key employees and stockholders, have obtained the necessary registrations, licenses, findings of suitability, qualifications, permits and approvals, or, collectively, licenses, to own and operate our gaming facility directly, the success of the Tropicana Las Vegas and, in turn, our business will be substantially dependent upon the successful management and operation of the Tropicana Las Vegas by Armenco. We, together with our directors, executive officers and certain of our key employees and stockholders, have applied to the Nevada Gaming Commission, or the Nevada Commission, the Nevada State Gaming Control Board, or the Nevada Board, and the Clark County Liquor and Gaming Licensing Board, or the Clark County Board and, together with the Nevada Commission and the Nevada Board, the Nevada Gaming Authorities, and other applicable regulatory bodies for all governmental licenses that we believe to be necessary for us to own and operate our gaming facility. If our efforts to become licensed by the Nevada Gaming Authorities are successful, we will thereafter be dependent upon Trilliant Gaming for the successful operation of the Tropicana Las Vegas.

        Customers of the Tropicana Las Vegas generally wager with cash and pay for non-gaming services with cash or credit cards, making our revenue essentially cash based (a small fraction of casino play and group-related hotel activity is conducted on a credit basis). Our net revenue, and in turn our results of operations, vary by month during the year. A variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our customers and the level of play during major holidays, including New Year. Our operating results are highly dependent on the volume of customers that visit the Tropicana Las Vegas, which in turn impacts the prices we can charge for our hotel rooms and other amenities. We market to different customer segments to manage our hotel occupancy, such as targeting conventions to ensure mid-week occupancy. Our results do not depend on key individual customers, though our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can impact our results.

        The Tropicana Las Vegas operates 24 hours a day, every day of the year. Other hotel amenities may be owned and operated by us, owned by us but managed by third parties for a fee or leased to third parties.

  Customers and Competition

        We operate in a highly competitive environment and compete against other gaming companies as well as other hospitality companies and companies that specialize in leisure and business travel.

        The Tropicana Las Vegas competes with other Las Vegas hotels, resorts and casinos, including those located on the Las Vegas Strip, on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment offered, convention and meeting facilities, shopping and restaurant facilities, theme and size. Currently, there are approximately 30 major gaming properties located on or near the strip, 13 additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties have themes and attractions which draw a significant number of visitors and directly compete with our operations. Some of these facilities are operated by companies that have more than one operating facility, have greater name recognition and financial and marketing resources than us and market to the same target demographic group as we do.

        The following table provides certain historical information relating to Las Vegas gathered by the Las Vegas Convention and Visitors Authority for the period from January 1, 2009 to September 30, 2009 and for the preceding three years:

		Year Ended December 31,
	Period from January 1, 2009 to September 30, 2009
		2008	2007	2006
Room Inventory	141,190	140,529	132,947	132,605
Visitor Volume	27,513,571	37,481,552	39,196,761	38,914,889
Average Daily Room Rate	$92.42	$119.19	$132.09	$119.66
Total Room Nights Occupied	31,856,271	42,967,252	43,978,733	43,496,236
Convention Attendance	3,567,069	5,899,725	6,209,253	6,307,961
Gaming Revenues	$6,656,530,000	$9,796,970,000	$10,868,029,000	$10,643,206,000

        The principal segments of the Las Vegas visitor market are free and independent travelers, gaming customers, convention attendees (encompassing people that attend exhibits, small meetings and corporate incentive programs) and tour and travel visitors. Our marketing strategy is aimed at attracting a mix of convention groups, tours and free and independent visitors midweek and gaming customers and free and independent travelers on the weekend.

        The Tropicana Las Vegas draws a substantial number of customers from geographic areas outside of Las Vegas, especially California and Arizona, in which there are a significant number of Native American casinos. As a result, we face significant competition from gaming venues outside the Las Vegas market, including hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, Atlantic City, New Jersey and other parts of the United States, gaming on Native American tribal lands and gaming on cruise ships. We also compete with state-sponsored lotteries, racetracks, off-track wagering, video lottery and video poker terminals, riverboats and card parlors. In addition, online gaming, despite its illegality in the United States, is a growing sector in the gaming industry. See "Item 1A. Risk Factors—Risks Related to Our Business—We face increasing competition from gaming venues in other geographic regions, other forms of legalized gambling and online gaming."

  Marketing

        Our marketing efforts are targeted at both the visitor market (tourists and business travelers) in California, Arizona, Texas, Illinois and New York as well as local customers. To reach our customers, we employ both innovative forms of marketing, including use of major internet sites, search engine optimization and online social networks, as well as more traditional forms of marketing, including print, radio and television advertising, database marketing, hotel group sales, player development and public relations. We also target local residents through direct mail advertising and through hosting special events and parties specifically geared to the local population. In addition, we believe that our location on a prime intersection on the Las Vegas Strip allows us to benefit from a "cluster" effect, resulting in increased pedestrian traffic, visitation and gaming play.

  Employees

        As of January 13, 2010, we had approximately 1,118 active employees, with approximately 58% of such employees being unionized. We believe that our employees are critical to our success and seek to foster a productive work culture. We offer our employees what we believe to be competitive salaries, as well as a benefits package that includes medical and dental coverage. We believe that we have a good working relationship with both our union and non-union employees. See "Item 1A. Risk Factors—Risks Related to Our Business—Increased labor costs, work stoppages, other labor problems and unexpected shutdowns may limit our operational flexibility and negatively impact our future profits."

  The Slot Machine Industry in General

        Slot machine revenue represents a majority of the Tropicana Las Vegas' gaming revenue. It is important that we maintain and upgrade our slot machines and systems to keep them competitive with other casinos and attractive to gaming customers. In the past, slot machine sales were dominated by International Gaming Technology, or IGT, which commanded an approximate 75% of the market. A few other companies competed for the remaining 25%. In recent years the slot machine manufacturing industry has become significantly more competitive. It is estimated that IGT is shipping less than 50% of all new slot machines while its floor presence in casinos has fallen from 75% to 50%. Three other public gaming manufacturing companies have increased market share. Of note, WMS Industries Inc., Bally Technologies, Inc. and Aristocrat Leisure Limited all have significant market share. They all have very competitive and successful slot offerings. In addition to these three competitors, there are other providers such as the Atronic Group, Konami Digital Entertainment, Inc., Aruze Corp. and AC Coin & Slot that develop and manufacture slot machines. Currently, we have business relationships with all the slot machine manufacturers or their sales representatives.

        While the cost of new slot machines has gone up to match the advances in technology, competition in the industry has driven discounting by most major manufacturers. It is not uncommon to receive discounts off the list price on the most popular slot machines. In addition, conversion kits are often available, which update slot machine software and game offerings for less than the cost of a new machine. As with most other casino companies, we are taking advantage of the conversion offerings to upgrade a significant portion of our slot machine floors. While the new slot machine technology is more expensive than in the past, it has allowed us to decrease our support staff through technology such as ticket-in, ticket-out, which returns a bar coded receipt instead of coinage. In the past, most major innovations in slot machine technology that have driven up slot machine prices have also improved revenue and profitability for casino operators.

Business Strategy

        Our business strategy includes:

        Capital Improvement Program.    We believe that having facilities that are attractive and desirable to customers is critical to our competitiveness. We plan to spend approximately $125 million on capital improvements during 2009 and 2010, of which $24 million was spent in the six months ended December 31, 2009. The capital improvements include a master plan to make the Tropicana Las Vegas more attractive, including a full renovation of the hotel rooms and convention center, a refurbishment of the casino floor, the expansion and renovation of the race and sports book, redevelopment of the pool area, expansion and renovation of the showroom, enhancement of the food and beverage facilities, refurbishment of outdoor signage and the façade and reconfiguration of the pedestrian bridge between the Tropicana Las Vegas and MGM Grand Hotel & Casino. Apart from the master plan items, other capital improvements include back-of-house improvements, upgrades to information technology systems, installation of new slot machines and infrastructure upgrades. The capital improvements are scheduled to continue throughout 2010.

        Focus on Customer Service.    We continue to emphasize the importance of having a culture focused on customer service. In August 2009, we implemented leadership training for all management personnel to ensure that employees are extensively trained in their respective functional area and are able to respond immediately to customer needs. Customer satisfaction will continue to be a key basis of employee evaluation. We are continually seeking to promote and maintain an environment in which all employees feel a sense of commitment to customer service and customers feel welcome in the Tropicana Las Vegas.

        Gaming Mix Targeted To Customers.    As of September 30, 2009, our casino floor housed approximately 859 slot machines and 24 table games. We continually evaluate the mix of gaming machines, gaming tables and non-gaming activities we offer as we seek to satisfy the preferences of the gaming customers we target.

Litigation

        We are a plaintiff in a civil action pending in the United States District Court for the District of Nevada, called Tropicana Las Vegas, Inc. and Hotel Ramada of Nevada, LLC v. Aztar Corporation and Tropicana Entertainment, LLC (Case No. A09595469-B). We are seeking confirmation from the court that we have the right to use the "Tropicana" name based on implied and express agreements and the application of principles of estoppel. The defendants contend that they alone have a right to use the "Tropicana" name and, further, have asserted a counterclaim that we are infringing their purported trademark rights by using the "Tropicana" name in conducting our business. After the action was filed, the defendants removed it to the United States District Court for the District of Nevada; we moved to remand the action, which motion was granted, the effect being that the case has now returned to state court. Prior to remand, on January 8, 2010, we filed a Motion For Summary Judgment in the United States District Court for the District of Nevada, where the case was then pending. The motion asserts that we are entitled to judgment as a matter of law based on historical agreements concerning the property and the name Tropicana. The defendants have not responded to the Motion. Discovery is ongoing, and we therefore cannot express an opinion at this time on the outcome of the case.

Nevada Gaming Regulation And Licensing

  Introduction

        The gaming industry is highly regulated. Gaming licenses, once obtained, can be suspended or revoked for a variety of reasons. We cannot assure you that we will obtain all required licenses on a timely basis or at all, or that, once obtained, the licenses will not be suspended, conditioned, limited or revoked. The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act, as well as to various local ordinances, or, collectively, the Nevada Gaming Laws. We are subject to the licensing and regulatory control of the Nevada Gaming Authorities.

  Owner and Operator Licensing Requirements

        In order for us to recognize revenue derived from gaming-related activities at the Tropicana Las Vegas, our subsidiary Tropicana Las Vegas, Inc. is required to be licensed by, the Nevada Gaming Authorities as a nonrestricted licensee, which we refer to herein as a company licensee. If it is granted gaming licenses, it will have to pay periodic fees and taxes. The gaming licenses will not be transferable. We cannot assure you that Tropicana Las Vegas, Inc. will be able to obtain all licenses from the Nevada Gaming Authorities on a timely basis, or at all, or that if obtained, such licenses will not be conditioned or limited. Tropicana Las Vegas Intermediate Holdings Inc., the intermediate company that owns Tropicana Las Vegas Inc., must be also be licensed as an intermediary company by the Nevada Gaming Authorities, which we refer to as the intermediary licensee. The company licensee and the intermediary licensee are collectively referred to as the licensed subsidiaries.

  Company Registration Requirements

        Tropicana Las Vegas Hotel and Casino, Inc. is required to be registered by the Nevada Commission as a "publicly traded corporation," which we refer to herein as a registered company, for the purposes of the Nevada Gaming Control Act. Certain of our directors, executive officers and key employees are also required to be licensed by the Nevada Gaming Authorities. Stockholders owning in excess of 10% of the registered company are also required to be licensed by the Nevada Gaming Authorities. The applications of our company and our subsidiaries, officers, directors and majority shareholders have been filed. We are aware of one stockholder that owns in excess of 10% of our company and needs to file an application for either a finding of suitability as a stockholder or an institutional investor waiver of such finding, as discussed below.

        Once we have been registered by the Nevada Commission, we will be required to submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Authorities.

  Individual Licensing Requirements

        No person may become a stockholder of, or receive any percentage of the profits of, an intermediary company or company licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Certain of our directors, executive officers, key employees and stockholders, and all officers and directors of the licensed subsidiaries, are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation.

        If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

  Consequences of Violating Gaming Laws

        If the Nevada Commission decides that we have violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our applications, or registrations and gaming license, once obtained. In addition, we and the persons involved could be subject to substantial fines for each separate violation of Nevada laws, at the discretion of the Nevada Commission. Further, the Nevada Commission could appoint a supervisor to operate the gaming-related activities at the Tropicana Las Vegas and, under specified circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming licenses we may obtain and the appointment of a supervisor could, and revocation of any such gaming license would, have a significant negative effect on our gaming operations.

  Requirements for Voting Security Holders

        Regardless of the number of shares or other interests held, any beneficial holder of the voting securities of a registered company may be required to file an application, be investigated and have that person's suitability as a beneficial holder of voting securities determined if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of such securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

        The Nevada Gaming Control Act requires any person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Commission. The Nevada Gaming Control Act requires any person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 10% of a registered company's voting securities to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 25%, of the registered company's voting securities may apply to the Nevada Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances, own up to 29% of the voting securities of a registered company for a limited period of time and maintain the waiver. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board at directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the registered company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

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  voting on all matters voted on by stockholders or interest holders;

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  making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

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  other activities that the Nevada Commission may determine to be consistent with such investment intent.

        The Nevada Commission may, in its discretion, require the holder of any debt or nonvoting security of a registered company to file applications, be investigated and be found suitable to own the debt or nonvoting security of the registered company if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada.

  Consequences of Being Found Unsuitable

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or by the Chairman of the Nevada Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any equity security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with us, we:

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  pay that person any dividend or interest upon any securities;

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  allow that person to exercise, directly or indirectly, any voting right held by that person relating to our company;

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  pay remuneration in any form to that person for services rendered or otherwise; or

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  fail to pursue all lawful efforts to require the unsuitable person to relinquish such person's voting securities including, if necessary, the immediate purchase of the securities for cash at fair market value.

  Approval of Public Offerings

        A registered company may not make a public offering of its securities without the prior approval of the Nevada Commission if it intends to use the proceeds from the offering to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. Once we become a registered company, any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Board or the Nevada Commission as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

        The regulations of the Nevada Commission also provide that any entity which is not an "affiliated company," as that term is defined in the Nevada Gaming Control Act, or which is not otherwise subject to the provisions of the Nevada Gaming Control Act or regulations, that plans to make a public offering of securities intending to use such securities, or the proceeds from the sale thereof, for the construction or operation of gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes, may apply to the Nevada Commission for prior approval of such offering. The Nevada Commission may find an applicant unsuitable based solely on the fact that it did not submit such an application, unless upon a written request for a ruling, referred to as a Ruling Request, the Nevada Board Chairman has ruled that it is not necessary to submit an application.

  Approval of Changes in Control

        Once we become a registered company, we must obtain prior approval of the Nevada Commission with respect to a change in control through:

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  merger;

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  consolidation;

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  stock or asset acquisitions;

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  management or consulting agreements; or

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  any act or conduct by a person by which the person obtains control of us.

        Entities seeking to acquire control of a registered company must satisfy the Nevada Board and Nevada Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

  Approval of Defensive Tactics

        The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses or affecting registered companies that are affiliated with the operations permitted by Nevada gaming licenses may be harmful to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

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  assure the financial stability of corporate gaming operators and their affiliates;

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  preserve the beneficial aspects of conducting business in the corporate form; and

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  promote a neutral environment for the orderly governance of corporate affairs.

        Once we become a registered company, approvals may be required from the Nevada Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company's board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

  Fees and Taxes

        License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

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  a percentage of the gross revenue received;

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  the number of gaming devices operated; or

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  the number of table games operated.

        A live entertainment tax is also paid on charges for admission to any facility where certain forms of live entertainment are provided.

  Foreign Gaming Investigations

        Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons, or, collectively, licensees, and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of the licensee's or registrant's participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee or registrant is also subject to disciplinary action by the Nevada Commission if it:

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  knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

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  fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

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  engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada or is contrary to the gaming policies of Nevada;

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  engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

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  employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

  License for Conduct of Gaming and Sale of Alcoholic Beverages

        The conduct of gaming activities and the service and sale of alcoholic beverages at the Tropicana Las Vegas are subject to licensing, control and regulation by the Clark County Board. In addition to approving the licensee, the Clark County Board has the authority to approve all persons owning or controlling the stock of any business entity controlling a gaming or liquor license. All licenses are revocable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon the operations of the Tropicana Las Vegas.

Additional Information

        Following the effectiveness of this registration statement, we will be required to file annual, quarterly and current reports and other information with the United States Securities and Exchange Commission, or the Commission. You will be able to read and copy any reports, statements or other information filed by us, including this registration statement, at the Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at www.sec.gov.

Item 1A.    RISK FACTORS.

        An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information included in this registration statement, and the descriptions included in our financial statements and accompanying notes. Any of the risks described below, and others that we have not anticipated, could significantly and adversely affect our business, prospects, financial condition, results of operations and cash flows, which in turn could have a material adverse effect on the value of our securities.

  We have limited liquidity and capital resources, have been operating at a loss with negative cash flow and may be unable to secure additional financing for our continued operations, which may cause our business to fail.

        We have a limited amount of cash and do not have a credit facility upon which to draw. We have been operating at a loss with negative cash flow since we commenced operations on July 1, 2009. Our ability to generate cash from operations in the future depends, in significant part, upon the state of the gaming industry in Las Vegas, which in turn depends upon a number of factors including the state of the United States economy, the amount of discretionary consumer and corporate spending in Las Vegas and the level of competition in the Las Vegas casino market.

        We have received commitments from some of our stockholders who have agreed to purchase additional shares of our preferred stock in a rights offering that will enable us to raise up to $75 million in additional capital. We expect such issuance to be consummated prior to the end of the first quarter of 2010. We may reduce the size of the rights offering if we are able to obtain debt financing. We can give no assurance that we will be able to obtain the debt financing on acceptable terms or at all, as to how much, if any, additional capital we may be able to raise from the debt financing or whether we will be successful in closing the rights offering for the full $75 million or whatever lesser amount we determine that we need.

        If we are unable to obtain additional capital through the proposed rights offering and/or the debt financing, or if such sources of capital are inadequate to fund our short-term or long-term liquidity requirements, we will attempt to procure additional financing, including debt financing or additional equity financing, to fund our operations and our capital expenditures. There can be no assurances that such sources of financing will be available to us on terms acceptable to us, if at all.

  Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the United States financial markets and the United States economy in general, which has had, and may continue to have, a material adverse effect on the availability of credit to us and our customers and, in turn, on our business and financial performance.

        As a result of these current economic conditions, the cost and availability of credit has been, and may continue to be, adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the credit markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases cease to provide, credit to businesses and consumers. This has been particularly the case in Las Vegas, where lenders have dramatically reduced the availability of funds, and in some cases ceased to provide funds, for hotel, condominium, casino and resort development, expansion and remodeling projects. As a result of these market conditions, we may be unable to obtain debt financing or otherwise borrow funds for our business, which may adversely affect our liquidity and financial condition and impair our ability to complete needed capital improvements.

  The Las Vegas hotel, casino and resort market's sensitivity to reductions in discretionary spending, combined with the continued weakness and possible further weakening in global economic conditions that has had and may continue to have a material adverse effect on consumer and corporate spending and tourism trends, may cause a further deterioration in our business, prospects, financial condition, results of operations and cash flows.

        The current recession in the United States and ongoing global economic crisis, together with the limited availability of credit, has resulted in significant declines in discretionary consumer and corporate spending and changes in consumer preferences. Worldwide, consumers are traveling less and spending less when they do travel. Likewise, corporate spending on conventions and business development is being significantly curtailed as businesses cut their budgets. As a result, there has been a significant reduction in the amount of tourism and spending in Las Vegas. This reduction follows a long period of substantial growth in tourism and spending that fueled a dramatic expansion of the hotel, casino and resort market in Las Vegas, including significant additions to hotel room and condominium capacity, convention floor space, gaming facilities and attractions, with further additions in the pipeline as a result of large projects recently completed, such as CityCenter, that were begun prior to the current economic downturn. As a consequence, the economic conditions for businesses such as the hotel, casino and resorts market in Las Vegas have been and continue to be extremely challenging and are expected to continue to be challenging until demand from consumer and corporate spenders catches up to the current increased capacity in our market. Any further declines in consumer and corporate discretionary spending or changes in consumer preferences brought about by factors such as perceived or actual general economic conditions, the current housing crisis and credit crisis, the impact of high energy and food costs, the increased costs of travel, the potential for continued bank failures, perceived or actual decreases in disposable consumer income and wealth, effects of the current recession, changes in consumer confidence in the economy and fears of war and future acts of terrorism could further reduce customer demand for the amenities and services that we offer and have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

  Energy price increases may adversely affect our cost of operations and our revenues and the discretionary spending of our customers.

        We use significant amounts of electricity. Substantial increases in energy prices in the United States may negatively affect our operating results in the future. The extent of the impact is subject to the magnitude and duration of any energy and fuel price increases, but this impact could be material. In addition, energy and gasoline price increases for our customers could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at the Tropicana Las Vegas, which would negatively impact our revenues.

  The Las Vegas hotel, resort and casino market in which we operate is highly competitive, and we may not have the resources needed to compete successfully or be successful in executing our marketing strategy.

        The Tropicana Las Vegas competes with other Las Vegas hotels, resorts and casinos, in particular those located on the Las Vegas Strip, on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment offered, convention, shopping and restaurant facilities, theme and size. Currently, there are approximately 30 major gaming properties located on or near the Las Vegas Strip, 13 additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties have themes and attractions which draw a significant number of visitors and directly compete with our operations. Some of these facilities are owned by companies that have more than one operating facility, have greater name recognition and financial and marketing resources than us and may utilize such resources to market themselves more effectively to the same target demographic group as we do. Our ability to compete also depends, to a large extent, on our ability to successfully execute our marketing strategy, including factors such as targeting the appropriate demographic groups and utilizing forms of media with the geographic scope to successfully reach our targeted demographic groups. If we lack sufficient financial resources or liquidity to maintain the attractiveness of our facility or match the promotions, marketing and branding efforts of competitors, the number of customers at the Tropicana Las Vegas may decline, which may have an adverse effect on our financial performance. See "Item 1. Business—Marketing."

        Furthermore, openings of additional major hotel casinos and high rise condos and significant expansions of existing properties containing large numbers of hotel rooms and attractions have occurred in Las Vegas recently and will put additional pressure on us to remain competitive. If we are unable to compete effectively, we could lose market share and have declining margins which could adversely affect our business and results of operations.

  We face increasing competition from gaming venues in other geographic regions, other forms of legalized gambling and online gaming.

        We face significant competition from gaming venues outside the Las Vegas market, including hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, Atlantic City, New Jersey and other parts of the United States, gaming on Native American tribal lands and gaming on cruise ships. We also compete with state-sponsored lotteries, racetracks, off-track wagering, video lottery and video poker terminals, riverboats and card parlors. In addition, online gaming, despite its illegality in the United States, is a growing sector in the gaming industry. Online casinos offer a variety of games, including slot machines, roulette, poker and blackjack, with web-enabled technologies allowing individuals to game using credit or debit cards from any location.

        As the Tropicana Las Vegas draws a substantial number of customers from certain other specific geographic areas, including California and Arizona, the availability of competing gaming venues, other forms of legalized gambling and online gaming in these and other parts of the United States has diverted some potential visitors away from Las Vegas, which has had and is expected to continue to have a negative effect on our business. In particular, we expect increasing competition from casinos operated on Native American tribal lands in California, which are permitted to operate video slot machines, blackjack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has announced the execution of a number of new compacts with no limits on the number of gaming machines (which had been limited under the prior compacts). The federal government has also approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of competing gaming venues in California and other areas, as well as other forms of legalized gambling and online gaming, could adversely affect our business and results of operations.

        Furthermore, several states have considered legalizing casino gaming and others may in the future. Legalization of large-scale, unlimited casino gaming in or near any major metropolitan area or increased gaming in other areas could have a material adverse economic impact on our business and results of operations by diverting our customers to competitors in those areas. In particular, the expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of customers could have a material adverse effect on us.

  We are undertaking a capital improvement program involving construction and renovations to, and closures of parts of, the Tropicana Las Vegas, which may result in disruptions of and inconveniences to our customers and, in turn, could harm our business.

        The capital improvement program to make our facilities more attractive includes a full renovation of the hotel rooms and convention center, a refurbishment of the casino floor, the expansion and renovation of the race and sports book, redevelopment of the pool area, expansion and renovation of the showroom, enhancement of the food and beverage facilities, refurbishment of outdoor signage and the façade, and reconfiguration of the pedestrian bridge between our facility and the MGM Grand Hotel & Casino. As part of this program, we expect to close each of the two hotel towers and the pool for a period of time during the construction. While we expect our facility to remain open for business and we will seek to minimize the disruption and inconvenience to our customers during the construction and renovations, we cannot assure you that we will be successful in this regard. If customers choose not to visit our facility, including choosing to visit instead the hotel casinos of our competitors that are not under construction and renovation, our business may be harmed, both during the construction and renovation and afterwards to the extent customers decide not to return.

  We may suffer delays and/or cost overruns with respect to our capital improvement program.

        While we have attempted to estimate and budget for the costs of our capital improvement program, we cannot be certain that we will be able to complete the improvements to the Tropicana Las Vegas within the planned budget. In order to achieve cost savings, we are dealing directly with subcontractors instead of a single or limited number of general contractors, which can result in the process being more complicated and difficult to manage for us as the owner and operator of the Tropicana Las Vegas. We have limited experience in managing such a large capital improvement program, and there can be no assurance that we will be successful in managing the process. If we are unsuccessful, we may suffer delays and/or cost overruns. In addition, as the Tropicana Las Vegas facility is old, with some parts dating back to the 1950s, as we undertake the capital improvement program we may discover additional areas in which the facility requires renovation, refurbishment or repair that we had not anticipated and budgeted for, which could also result in delays and/or cost overruns with respect to the project.

  We are entirely dependent on one property for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties.

        We do not expect to have material assets or operations other than the Tropicana Las Vegas and, therefore, we are entirely dependent upon the Tropicana Las Vegas for all of our cash flow. As a result, we are subject to a greater degree of risk than companies with properties in more than one location, including the following:

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  continued or worsening national recession;

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  weak local economic conditions;

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  increased competitive conditions;

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  consumer and corporate spenders' preferences for other hotels, resorts and casinos on the Las Vegas Strip, including as a result of the different themes and attractions of those competing facilities;

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  an increase in the cost of utilities for our property as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid or a shortage of natural resources such as water;

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  natural and other disasters;

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  inaccessibility due to weather conditions, road construction or closure of primary access routes;

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  decline in air passenger traffic due to higher ticket costs or fears concerning air travel;

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  a decline in automobile traffic due to higher gasoline prices; and

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  changes in state and local laws and regulations, including those affecting gaming.

        In addition, some of our competitors which have multiple operating properties are able to achieve cost savings, including through the use of centralized management, administrative and other services and superior purchasing power which we cannot match.

  We are not currently licensed by Nevada gaming authorities to own and operate the gaming assets of the Tropicana Las Vegas.

        The ownership and operation of casino gaming facilities in Nevada are governed by the Nevada Gaming Control Act and the regulations promulgated thereunder, as well as various local ordinances. In addition, the owners and operators of casino gaming facilities in Nevada are subject to the licensing and regulatory control of the Nevada Gaming Authorities. We are not currently licensed by the Nevada Gaming Authorities. As a result, we entered into a lease agreement, dated June 22, 2009, whereby we lease the real and non-gaming personal property of our hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof to Armenco. Armenco separately acquired all of the gaming assets. At such time as we are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the Nevada Gaming Laws necessary for us to own and operate our gaming facility directly, Armenco will transfer to us all of the gaming assets of the Tropicana Las Vegas for nominal consideration, the lease agreement with Armenco will be terminated and we expect the operation of our hotel and casino to thereafter be managed by Trilliant LP pursuant to a management agreement we intend to enter into with Trilliant LP. See "Item 7. Certain Relationships and Related Transactions, and Director Independence—Lease Agreement."

        We, together with our directors, our executive officers and certain of our key employees and stockholders, have applied to the Nevada Gaming Authorities and other applicable regulatory bodies for all governmental registrations, licenses, findings of suitability, qualifications, permits and approvals that we believe to be necessary for us to own and operate our gaming assets directly. However, there can be no assurance that we will be successful in obtaining, on a timely basis or at all, and if obtained that we will be successful in maintaining, renewing and not having suspended or revoked, the governmental registrations, licenses, findings of suitability, qualifications, permits and approvals necessary, presently or in the future, for us to own and operate our gaming assets directly.

  Trilliant Gaming controls a significant percentage of our outstanding voting securities, and a conflict may arise between our interests and those of Trilliant Gaming.

        Trilliant Gaming is the general partner of the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities, in the aggregate, own, and Trilliant Gaming has voting and investment control over, approximately 70.6% of our outstanding voting securities. Each of Mr. Alex Yemenidjian, our Chairman of the Board, Chief Executive Officer and President, Mr. Timothy Duncanson, one of our directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholder agreement between Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, our securities owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation.

        As a result of Trilliant Gaming's voting and investment control over our securities held by the Onex Armenco Gaming Entities, Trilliant Gaming may, among other things, exercise a controlling influence over our affairs, the election of directors and the approval of significant corporate transactions, including a merger or the sale of all or substantially all of our assets. Trilliant Gaming may have the ability to prevent any transaction that requires approval of our stockholders regardless of whether or not other stockholders believe that any such transaction is in our best interests and such other stockholders. Trilliant Gaming also controls the voting of greater than two-thirds of the outstanding shares of our Class A Preferred, giving it the power to amend or waive certain provisions of our Class A Preferred, including the power to waive the anti-dilution protections of such preferred stock.

  We are dependent upon Armenco, a company controlled by our Chief Executive Officer, and after we become licensed we expect to be dependent upon Trilliant Management, L.P., an entity controlled by Trilliant Gaming, to operate the Tropicana Las Vegas.

        The gaming assets of the Tropicana Las Vegas are owned by, and the other assets of the Tropicana Las Vegas are currently being leased to and operated by, Armenco, a company controlled by our Chairman of the Board, Chief Executive Officer and President, pursuant to a lease agreement, dated June 22, 2009. See "Item 7. Certain Relationships and Related Transactions, and Director Independence—Lease Agreement." We expect that this arrangement will continue until such time as we have obtained all governmental registrations, licenses, findings of suitability, qualifications, permits and approvals necessary for us to own and operate the Tropicana Las Vegas directly. Until we are able to own and operate the Tropicana Las Vegas directly, the success of the Tropicana Las Vegas and, in turn, our business, will be substantially dependent upon Armenco. If Armenco were to cease to operate the Tropicana Las Vegas before we are licensed by the Nevada Gaming Authorities, we would have to find another party to own and operate the Tropicana Las Vegas or we would have to close the Tropicana Las Vegas. There can be no assurance that we would be able to find any such other party to operate the Tropicana Las Vegas on favorable terms, or at all.

        After we become licensed by the Nevada Gaming Authorities, the agreement with Armenco will be terminated and we expect the operation of the Tropicana Las Vegas to thereafter be managed by Trilliant LP pursuant to a management agreement we intend to enter with Trilliant LP. Trilliant LP is a limited partnership that is controlled by its general partner, Trilliant Gaming. The success of the Tropicana Las Vegas and, in turn, ours, will be substantially dependent upon Trilliant LP. There can be no assurance that Trilliant LP will be successful at managing the Tropicana Las Vegas or that the terms of the management agreement with Trilliant LP will turn out to be in our best interests.

  Unless we are considered a "publicly traded corporation" under the Nevada Gaming Control Act, each of our stockholders must be found suitable by the Nevada Gaming Authorities or we may be required to sever all relationships with such stockholder.

        Upon the effectiveness of this registration statement, we will be a "publicly traded corporation" under the Nevada Gaming Control Act, following which persons who acquire beneficial ownership of more than 5% of our voting securities will be required to report their acquisition to the Nevada Gaming Authorities and persons who acquire beneficial ownership of more than 10% of our voting securities will be required to apply to the Nevada Gaming Authorities for a finding of suitability. Notwithstanding these provisions, under the Nevada Gaming Control Act the Nevada Gaming Authorities may at any time, in their discretion, require the holder of any of our securities to file applications, be investigated and be found suitable to own our securities if they have reason to believe that the security ownership would be inconsistent with the declared policies of Nevada. We anticipate that, so long as we are a "publicly traded corporation" under the Nevada Gaming Control Act, the Nevada Gaming Authorities will require only our stockholders having beneficial ownership of more than 10% of our voting securities to be found suitable.

        If we do not become, or cease to be, a "publicly traded corporation" under the Nevada Gaming Control Act, or if required by the Nevada Gaming Authorities, each of our stockholders would be required to be found suitable and licensed by the Nevada Gaming Authorities. If any stockholder fails to be so licensed, we may be required to sever all relationships, including through redemption of shares, with such stockholder, which may have a material adverse effect on our business and our stockholders.

  There is currently no public market for our securities, a public market may not develop in the future and state gaming laws may affect marketability of shares of our capital stock.

        None of our securities are listed on any national securities exchange. There is currently no public market for any of our securities, and a public trading market may not develop in the future. The filing of this registration statement will not create any such public trading market for any of our securities. If a market for any of our securities were to develop, the liquidity of any such market would depend, among other things, upon the number of holders of our securities, our financial performance and the market for similar securities. We cannot predict whether an active trading market will develop, or if a market develops, what the liquidity or pricing characteristics of that market will be. In addition, Nevada Gaming Laws regulate the transfer of securities of gaming companies. These restrictions on marketability may limit our stockholders' ability to sell their shares and, if sold, the prices they may receive for those shares.

  We are subject to extensive governmental regulation and taxation policies which have a material effect upon our business, financial condition and results of operations.

        Regulation by Gaming Authorities.    The ownership and operation of a gaming facility in Nevada is subject to the Nevada Gaming Laws and we will be subject to such laws upon our obtaining and maintaining all necessary governmental registrations, findings of suitability, licenses, qualifications, permits and approvals to operate the Tropicana Las Vegas. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The scope of the approvals required to open and operate a gaming facility is extensive.

        We have filed applications for the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada. If such registrations, approvals, permits or licenses are granted, the Nevada Gaming Authorities will have broad powers to request detailed financial and other information and to limit, condition, suspend or revoke a registration, gaming license or related approval. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied. The suspension of any license which may be granted to us or the levy of substantial fines or forfeiture of assets could, and the revocation of any gaming license would, significantly harm our business, financial condition and results of operations. Furthermore, compliance costs associated with gaming laws, regulations and licenses are significant.

        Potential Changes in Legislation and Regulation.    From time to time, legislators and special interest groups propose legislation that would expand, restrict or prevent gaming operations in Nevada. Further, from time to time, various legislation and referenda are considered or enacted, such as bans on smoking in casinos and other entertainment and dining facilities, which could adversely affect our operations. Any restriction on or prohibition relating to our gaming operations or enactment of other adverse legislation or regulatory changes applicable to our business or gaming licenses could require us to make substantial expenditures or otherwise negatively affect our gaming operations and have a material adverse effect on our business, prospects and results of operations.

        Taxation and Fees.    The casino entertainment industry represents a significant source of tax revenue to Nevada. Gaming companies are currently subject to significant state and local taxes and fees in addition to federal income taxes, and such taxes and fees could increase at any time. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, including increases in tax rates, which would affect the industry. Worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes and fees. In addition, state or local budget shortfalls could prompt tax or fee increases. Any material increase in assessed taxes, or the adoption of additional taxes or fees in Nevada, could have a material adverse effect on our financial results.

        Compliance With Other Laws.    We are also subject to a variety of other rules and regulations, including zoning, environmental, construction and land-use laws, laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits and regulations governing the preparation and sale of food and beverages, including alcoholic beverages. Failure to comply with these laws could have a material adverse effect on our business, financial condition or results of operations. Also, our ability to remodel, refurbish or add to our property may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of our property.

  The denial of a license or a finding of unsuitability by the Nevada Gaming Authorities may result in criminal or disciplinary action.

        Any person who fails or refuses to apply for a finding of suitability or a license within the period prescribed after being advised by Nevada Gaming Authorities that such person is required to do so may be denied a license or found unsuitable or unqualified. Any holder of securities that is found unsuitable or unqualified or is denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity's securities beyond such period of time as may be prescribed by the Nevada Gaming Authorities, may be guilty of a criminal offense. Furthermore, a gaming entity may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a holder of securities or to have any other relationship with such gaming entity or any of its subsidiaries, such gaming entity:

  •
  pays that person any dividend or interest upon the securities;

  •
  allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

  •
  pays remuneration in any form to that person for services rendered or otherwise; or

  •
  fails to pursue all lawful efforts to require such unsuitable person to relinquish the securities.

        In the event that disqualified holders fail to divest themselves of such securities, the Nevada Gaming Authorities have the power to revoke or suspend the casino license or licenses related to the regulated entity that issued the securities. The Nevada Gaming Authorities may also require that suppliers of certain goods and services to gaming industry participants be licensed and also require that we purchase and lease gaming equipment, supplies and services only from such licensed suppliers. Finally, the Nevada Gaming Authorities may also, among other things, limit, condition, suspend, or revoke a gaming license or approval to own an entity or joint venture interest of any of our operations for any cause deemed reasonable by such licensing authority. If the Tropicana Las Vegas were to violate any applicable gaming laws, our gaming licenses could be limited, conditioned, suspended, or revoked by the Nevada Gaming Authorities, and we and any other persons involved could be subject to substantial fines.

  We may incur increased costs in connection with the rejection of certain pre-petition contracts.

        Pursuant to the Bankruptcy Plan, the LandCo Entities rejected a number of pre-petition contracts with their vendors. As we rebuild our business, we will need to replace many of these vendors. We may be unable to find replacement vendors, and the services that we require may not be available on similar terms or at all. Vendors may also be required to undergo a suitability investigation. Any inability to replace necessary vendors could materially adversely affect our business, financial condition and results of operations.

  We may face potential successor liability.

        As the acquirer of certain assets of the LandCo Entities, we may be subject to certain liabilities of the LandCo Entities notwithstanding confirmation and effectiveness of the Bankruptcy Plan. While remote, such liabilities conceivably might arise in a number of circumstances, including those where:

  •
  a creditor of the LandCo Entities did not receive proper notice of the pendency of the bankruptcy case relating to the Bankruptcy Plan or the deadline for filing claims therein;

  •
  the injury giving rise to, or source of, a creditor's claim did not manifest itself in time for the creditor to file the creditor's claim;

  •
  a creditor did not timely file the creditor's claim in such bankruptcy case due to excusable neglect;

  •
  we are liable for the LandCo Entities' tax liabilities under a federal and/or state theory of successor liability; or

  •
  the order of confirmation for the Bankruptcy Plan was procured by fraud.

        Although we have no reason to believe that we will become subject to liabilities of the LandCo Entities that are not provided for in the Bankruptcy Plan, and we would vigorously contest any effort to make us subject to such liabilities. If we should become subject to such liabilities, it could materially adversely affect our business, financial condition and results of operations. By listing above potential circumstances under which an entity may seek to hold us liable for obligations of the LandCo Entities, we do not concede that we would become liable even in such circumstances, and nothing herein is an admission or waiver of any sort in this regard.

  We may face substantial administrative liabilities.

        As noted above, in the Bankruptcy Plan we assumed certain obligations and liabilities of the LandCo Entities, particularly liabilities in respect of post-bankruptcy petition administrative expenses. We have paid approximately $2.5 million in allowed priority and cure claims and in non-professional fee administrative expenses and, with the exception of one disputed priority claim asserted in the amount of approximately $426,000 and one disputed priority tax claim asserted in the amount of approximately $42,200, we do not anticipate any material additions to such claims or expenses. Professionals employed at the expense of the bankruptcy estates of the LandCo Entities and other debtors have filed applications for allowance of approximately $13 million in professional fees and expenses against the LandCo Entities. We dispute and intend to object to many of those applications and believe that our liability in respect of such claimed professional fees and expenses will be materially less than the amounts requested, but we can give no assurance in this regard. Tropicana Entertainment, former ultimate owner of the Tropicana Las Vegas, has asserted a claim of approximately $520,000 for management fees and an unliquidated contingent claim relating to alleged workers' compensation liabilities. We dispute a portion of the claimed management fee and currently are in discussions with Tropicana Entertainment regarding a resolution. We dispute the claim in respect of workers' compensation liabilities in its entirety. However, no assurance can be given that the claims asserted will be ultimately disallowed or will not have a material adverse impact on us.

  We are currently involved in litigation over the use of the "Tropicana" name.

        We are a plaintiff in a civil action pending in the United States District Court for the District of Nevada, called Tropicana Las Vegas, Inc. and Hotel Ramada of Nevada, LLC v. Aztar Corporation and Tropicana Entertainment, LLC (Case No. A09595469-B). We are seeking confirmation from the court that we have the right to use the "Tropicana" name based on implied and express agreements and the application of principles of estoppel. The defendants contend that they alone have a right to use the "Tropicana" name and, further, have asserted a counterclaim that we are infringing their purported trademark rights by using the "Tropicana" name in conducting our business. After the action was filed, the defendants removed it to the United States District Court for the District of Nevada; we moved to remand the action, which motion was granted, the effect being that the case has now returned to state court. Prior to remand, on January 8, 2010, we filed a Motion For Summary Judgment in the United States District Court for the District of Nevada, where the case was then pending. The motion asserts that we are entitled to judgment as a matter of law based on historical agreements concerning the property and the name Tropicana. The defendants have not responded to the Motion. Discovery is ongoing, and we therefore cannot express an opinion at this time on the outcome of the case. In the event that the court were to decide that we do not have the right to use the "Tropicana" name in conducting our business, we would be required to license the name or re-name and re-brand the Tropicana Las Vegas at a price that cannot be estimated. An adverse decision in this litigation could have a material adverse effect on our business, financial condition and results of operations.

        In addition, we are, from time to time and during the normal course of business, subject to various litigation claims and legal disputes, including contract, lease, employment and regulatory claims as well as claims made by visitors to the Tropicana Las Vegas. Certain litigation claims may not be covered entirely by our insurance policies, or at all, or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert the attention of our management from the operation of the Tropicana Las Vegas. Further, litigation involving visitors to the Tropicana Las Vegas, even if without merit, can attract adverse media attention. As a result, litigation can have a material adverse effect on our business. We cannot predict the outcome of any action, and it is possible that adverse judgments or settlements could have a material adverse effect on our business, financial condition and results of operations.

  Because we own real property, we are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

        We may incur costs to comply with environmental requirements, such as those relating to discharges into the air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of the property affected by hazardous substances, including asbestos and mold. Under these and other environmental requirements we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our property. As an owner or operator, we could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

        These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use our property.

  The physical condition of, and improvements to, our property may require the remediation or abatement of certain environmental conditions.

        Development of the land and buildings we now own dates back to the 1950's, and multiple alterations and additions have taken place throughout the history of the property. Portions of the property are known to contain asbestos, which requires abatement if disturbed. Improvements to the property are expected to require asbestos abatement in isolated areas. Other environmental conditions, including the presence of mold, are also expected to require remediation in isolated areas. We have recognized a liability for such conditions; however, the extent of potential environmental conditions cannot be determined definitively, and may result in substantial additional expense in the event that additional or currently unknown conditions are detected.

  We depend upon the continued service of our senior management team and key employees.

        Our success is substantially dependent upon the efforts and skills of our senior management team. If we were to lose the services rendered by members of our senior management team, our operations could be adversely affected. We have an employment agreement with Alex Yemenidjian, our Chairman of the Board, Chief Executive Officer and President. Mr. Yemenidjian is employed on an at-will basis under an employment agreement that may be terminated by Mr. Yemenidjian or us at any time with 30 days written notice, subject to the imposition of certain penalties and limitation if termination by either party is without cause or good reason. We cannot assure you that we would find a suitable replacement for Mr. Yemenidjian if he retires or his employment terminates for any other reason. There is intense competition to hire and retain high-level gaming executives and managerial personnel. Some of our competitors have employment agreements with many of their executives and managerial personnel to seek to retain those individuals and reduce turnover. We do not have any employment agreements other than with Mr. Yemenidjian, which is on an at-will basis, and as a result we may have difficulty retaining our employees and face higher turnover of our executives and managerial personnel than some of our competitors. An inability to hire and retain qualified management personnel could have a material adverse effect on our business, financial condition and results of operations.

  Increased labor costs, work stoppages, other labor problems and unexpected shutdowns may limit our operational flexibility and negatively impact our future profits.

        Approximately 59% of our employees are unionized. If we are unable to obtain favorable terms in or are forced to accept unfavorable changes to these collective bargaining agreements, we could face significant increases in our labor costs, which could have a material adverse effect on our business and results of operations. Union organization efforts, a prolonged dispute with our employees or a strike or work stoppage at the Tropicana Las Vegas could cause disruptions in our business and our incurrence of significant additional costs. Strikes and work stoppages could also result in adverse media attention or otherwise discourage customers from visiting the Tropicana Las Vegas. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

  The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

        A majority of Tropicana Las Vegas's gaming revenue is attributable to slot machines. It is important, for competitive reasons, that we offer the most popular and technologically advanced slot machine games to our customers. We believe that a substantial majority of the slot machines sold in the United States in recent years were manufactured by a limited number of companies. A deterioration in our commercial arrangements with any of these slot machine manufacturers could result in our being unable to acquire the slot machines desired by our customers, or could result in manufacturers significantly increasing the cost of these machines. Alternatively, significant industry demand for new slot machines may result in our being unable to acquire the desired number of new slot machines or result in manufacturers increasing the cost of these machines. The inability to obtain new and up-to-date slot machine games could impair the Tropicana Las Vegas's competitive position and result in decreased gaming revenues. In addition, increases in the costs associated with acquiring slot machine games could adversely affect our profitability.

        In recent years, the prices of new slot machines have risen more rapidly than the domestic rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring gaming operators to execute participation lease arrangements in order for them to be able to offer such machines to customers. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental fee. Such agreements may also include a percentage payment to the manufacturer of "coin-in" or "net win." Generally, a slot machine participation lease is more expensive over the long term than the cost of purchasing a new slot machine. We have slot machine participation leases at the Tropicana Las Vegas.

        For competitive reasons, we may be forced to purchase new, more contemporary slot machines or enter into participation lease arrangements that are more expensive than the costs currently associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participation lease costs, our profitability could be adversely affected.

  We have not paid dividends in the past, and do not plan to pay dividends in the future, on shares of our common stock.

        We do not plan to pay any dividends or make any distributions on shares of our common stock in the foreseeable future. Therefore, you should not expect to receive any dividend income in the foreseeable future from shares of our common stock.

  We are required to pay cumulative dividends on our shares of preferred stock, which will reduce the amount of cash available to us for our operations or, if we do not pay the dividends and the shares of preferred stock are converted into shares of our common stock, will result in dilution to holders of shares of our common stock.

        Dividends on shares of our preferred stock (including any shares of preferred stock we anticipate that we will issue in the rights offering) accrue at a rate of 12.5% per annum, payable semi-annually in arrears. These dividends are cumulative. Payment of these dividends will reduce the amount of cash available to us for our operations. If for any reason our board of directors does not declare a dividend on the preferred stock for a particular dividend period, or if our board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods). If there are unpaid dividends on our shares of preferred stock at a time when shares of our preferred stock are converted to shares of our common stock, the conversion price for the preferred stock is adjusted such that additional shares of our common stock will be issuable upon conversion of the preferred stock, which would result in dilution to holders of shares of our common stock. See "Item 11. Description of Registrant's Securities to be Registered—Preferred Stock."

  Our results of operations and financial condition could be materially and adversely affected by the occurrence of natural disasters or other catastrophic events, including war and terrorism.

        Catastrophic events such as terrorist and war activities in the United States and elsewhere have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. In addition, any man-made or natural disasters in or around Nevada, or the areas from which we draw customers for the Tropicana Las Vegas, could have a significant adverse effect on our business, financial condition and results of operations. For example, earthquakes are common in California, the Nevada gaming industry's primary feeder market, and the severity of such natural disasters is unpredictable. We cannot predict the effect of such events, directly or indirectly, in the future. We also cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our property due to a natural disaster, terrorist attack or other catastrophic event, our business, prospects, financial condition and results of operations could be materially and adversely affected.

  We may not have or be able to obtain sufficient insurance coverage to replace or cover the full value of losses we may suffer.

        We evaluate our risks and insurance coverage annually. While we believe we have obtained sufficient insurance coverage with respect to the occurrences of casualty damage to cover losses that could result from the acts or events described above for the next year, we may not be able to obtain sufficient or similar insurance for later periods and we cannot predict whether we will encounter difficulty in collecting on any insurance claims that may be submitted, including claims for business interruption.

        In addition, while we maintain insurance against many risks to the extent and in amounts that we believe are reasonable, these policies do not cover all risks. Furthermore, portions of our business are difficult or impracticable to insure. Therefore, after carefully weighing the costs, risks and benefits of retaining versus insuring various risks, as well as the availability of certain types of insurance coverage, we occasionally opt to retain certain risks not covered by insurance policies. Retained risks are associated with deductible limits, partial self-insurance programs and insurance policy coverage ceilings.

        As an example, we carry certain insurance policies that, in the event of certain substantial losses, may not be sufficient to pay the full current market value or current replacement cost of damaged property. As a result, if a significant event were to occur that is not fully covered by an insurance policy, we may lose all, or a portion of, the capital we have invested in our property, as well as the anticipated future revenue from such property, and our financial condition and results of operations could be adversely affected. Consequently, uninsured losses may negatively affect our financial condition, liquidity and results of operations. There can be no assurance that we will not face uninsured losses pertaining to the risks that have been retained.

Item 2.    FINANCIAL INFORMATION.

Selected Financial Data

        On July 1, 2009, we obtained ownership and operational control of Tropicana Las Vegas Holdings, LLC and its subsidiaries, or the Predecessor, including the operations of the Tropicana Las Vegas, from Tropicana Entertainment Holdings, LLC, or TEH, in connection with the Bankruptcy Plan. See "Item 1. Proceedings Under Chapter 11 of the Bankruptcy Code." Tropicana Las Vegas was owned and operated by TEH for the period from January 3, 2007 to June 30, 2009. Prior to January 3, 2007, Tropicana Las Vegas was owned and operated by Aztar Corporation through its subsidiary Hotel Ramada of Nevada. The following selected consolidated financial data presents the financial results of our company from July 1, 2009 through September 30, 2009 and the Tropicana Las Vegas for the six months ended June 30, 2009, the nine months ended September 30, 2008 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

        The selected consolidated financial data presented below for the successor period from July 1, 2009 to September 30, 2009, or the Successor Period, and the period then ended and the predecessor period for the six months ended June 30, 2009, or the Predecessor Period, have been derived from unaudited consolidated financial statements of our company and the Predecessor, respectively, included elsewhere in this registration statement. In the opinion of management, the unaudited information set forth below contains all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial data at the relevant date and the operating data for the relevant periods. The financial results for the interim period are not necessarily indicative of results of operations for the full year. The selected consolidated financial data presented below as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from the Predecessor's audited financial statements which, except for 2005 and 2004, are contained elsewhere in this registration statement. The selected financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Item 2. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and the Predecessor's Consolidated Financial Statements, the notes thereto and other financial and statistical information included elsewhere in this registration statement. As a result of the application of fresh-start reporting in accordance with accounting guidance, the financial statements of the Predecessor for the periods prior to July 1, 2009 are not comparable to our financial statements for the periods on or after July 1, 2009.

	Successor	Predecessor
	Three Months Ended September 30, 2009(a)	Six Months Ended June 30, 2009(b)	Nine Months Ended September 30, 2008(b)	Year Ended December 31,
				2008(b)	2007(b)	2006(c)	2005(c)	2004(c)
	(unaudited)	(unaudited)	(unaudited)
			(in thousands except per share date)
Income Statement Data:
Net revenues	$18,836	$43,894	$95,547	$118,383	$156,848	$162,879	$163,771	$162,006
Operating (loss) income	(9,657)	(433,651)	(23,991)	(216,993)	36,679	32,062	33,147	30,242
Net (loss) income	(9,642)	(308,261)	(18,806)	(162,226)	(5,573)	8,782	9,615	11,201
Loss per common share	(2.18)	—	—	—	—	—	—	—
Balance Sheet Data (as of period end):
Total assets	$314,541	$875,056	$1,468,748	$1,287,249	$1,508,526	$221,129	$214,279	$215,608
Total debt	441	440,512	440,000	440,000	440,000	—	—	—
Total stockholder's/member's equity	293,663	362,610	814,291	670,871	833,097	113,879	108,882	100,052

(a)
Reflects the results of our company from July 1, 2009 through September 30, 2009.

(b)
Reflects the results of Tropicana Las Vegas Holdings, LLC and its subsidiaries.

(c)
Reflects the results of Hotel Ramada of Nevada.

Unaudited Pro Forma Financial Data

        The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 give effect to the Bankruptcy Plan as if it had occurred on January 1, 2008. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2009 includes actual results of operations for our company for the period July 1, 2009 through September 30, 2009 and the pro forma results of operations for the Predecessor for the period January 1, 2009 through June 30, 2009, as adjusted as described below. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had the effective date of the Bankruptcy Plan actually occurred on the date specified, nor are they indicative of our future results of operations or financial condition. The pro forma adjustments are based upon currently available information and upon certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and our and the Predecessor's consolidated financial statements and related notes included elsewhere in this registration statement.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2008

	Historical Predecessor			Pro Forma
	Year Ended December 31, 2008	Pro Forma Adjustments		Year Ended December 31, 2008
	(in thousands, except per share data)
Net revenues	$118,383	$—		$118,383
Total operating costs and expenses	335,376	(2,596	)(a)	332,780

Operating (loss) income	(216,993)	2,596		(214,397)
Other income (expense):
Interest income	725	—		725
Interest expense	(33,947)	33,947	(b)	—

Total other expense	(33,222)	33,947		725

Loss before reorganization items and income taxes	(250,215)	36,543		(213,672)
Reorganization items, net	(2,472)	2,472	(c)	—

Loss before income taxes	(252,687)	39,015		(213,672)
Income tax benefit (provision)	90,461	(90,461	)(d)	—

Net loss	$(162,226)	$(51,446)		$(213,672)

Loss per common share:
Basic and diluted				$(48.26)
Weighted average common shares outstanding:
Basic				4,427
Diluted				n/a
Dividends declared per common share				$—

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Nine Months Ended September 30, 2009

	Historical Successor	Historical Predecessor	Historical Combined			Pro Forma Combined
	Three Months Ended September 30, 2009	Six Months Ended June 30, 2009	Nine Months Ended September 30, 2009	Pro Forma Adjustments		Nine Months Ended September 30, 2009
	(in thousands, except per share data)
Net revenues	$18,836	$43,894	$62,730	$—		$62,730
Total operating costs and expenses	28,493	477,545	506,038	(158	)(a)	505,880

Operating (loss) income	(9,657)	(433,651)	(443,308)	158		(443,150)
Other income (expense):
Interest income	17	—	17	—		17
Interest expense	(2)	(2,560)	(2,562)	2,562	(b)	—

Total other expense	15	(2,560)	(2,545)	2,562		17

Loss before reorganization items and income taxes	(9,642)	(436,211)	(445,853)	2,720		(443,133)
Reorganization items, net	—	(1,502)	(1,502)	1,502	(c)	—

Loss before income taxes	(9,642)	(437,713)	(447,355)	4,222		(443,133)
Income tax benefit (provision)	—	129,452	129,452	(129,452	)(d)	—

Net loss	$(9,642)	$(308,261)	$(317,903)	$(125,230)		$(443,133)

Loss per common share:
Basic and diluted	$(2.18)					$(100.09)
Weighted average common shares outstanding:
Basic	4,427					4,427
Diluted	n/a					n/a
Dividends declared per common share	$—					$—

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.     Description of Transaction

        On May 5, 2008, the Predecessor filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under the provisions of the Bankruptcy Code. The Bankruptcy Plan was consummated and became effective on July 1, 2009.

        Pursuant to the Bankruptcy Plan among other things:

  •
  our company was formed to own and operate Tropicana Las Vegas, free and clear of substantially all liens and claims against the LandCo Entities;

  •
  we issued, on a pro rata basis, shares of our Class A Common to the LandCo Lenders in partial satisfaction of the LandCo Lenders' secured claims under Predecessor's $440 Senior Secured Term Loan;

  •
  certain of the LandCo Lenders subscribed to purchase $75 million of our Class A Preferred to provide operating capital for our company;

  •
  we entered into the Stockholders' Agreement with each of the LandCo Lenders as a condition to their receiving shares of our Class A Common and Class A Preferred;

  •
  we issued the Tropicana Entertainment Warrant;

  •
  we entered into the Armenco Lease Agreement whereby we lease the real and personal property of the our hotel and casino, including the restaurants, lounges, retail shops and other related support facilities located therein, and the operation thereof, to Armenco. Armenco separately acquired all of the gaming assets. At such time as we are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for us to own and operate our gaming facility directly, Armenco will transfer to us all of the gaming assets of Tropicana Las Vegas for nominal consideration, the lease agreement with Armenco will be terminated and we expect the operation of our hotel and casino to thereafter be managed by Trilliant LP pursuant to a management agreement we intend to enter into with Trilliant LP; and

  •
  we assumed certain obligations and liabilities of the LandCo Entities under the Bankruptcy Plan.

2.     Basis of Presentation

        On July 1, 2009, our company was required to adopt the "fresh-start" provisions in accordance with accounting guidance for reorganizations, as it relates to the Predecessor. Fresh-start reporting requires resetting the historical net book value of generally all assets and liabilities to fair value by allocating the entity's enterprise value to its assets and liabilities pursuant to accounting guidance related to business combinations. Under fresh-start reporting, a new reporting entity is deemed created, and generally all assets and liabilities are revalued to their fair values. Our company performed a valuation of these assets and liabilities as of July 1, 2009.

3.     Fresh-Start Reporting

        Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating our enterprise value as set forth in the Bankruptcy Plan to our assets and liabilities pursuant to accounting guidance related to business combinations as of July 1, 2009. To facilitate the calculation of our reorganized company's enterprise value, various valuations methods, including the discounted cash flow method of the income approach and the cost approach, were utilized. The enterprise value using the discounted cash flow method of the income approach was determined using financial projections from July 1, 2009 through 2014 at a discount rate of 14%. The marginal tax rate was assumed to be 35%. The discount rate was determined based on a weighted average cost of capital analysis. The terminal value was calculated by utilizing an exit multiple based on twelve month EBITDA of 7.0x. Equal weight was applied to both the income and cost approach to reach an enterprise value of $230.0 million.

        The determination of fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurances that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with accounting guidance for business combinations, the preliminary allocation of the enterprise value is subject to additional adjustments within one year from the effective date due to the extent that improved information on assets and liability valuations become available.

        Based upon the enterprise value of $230.0 million, our company's allocation of the fair value of assets and liabilities is as follows (in thousands):

July 1, 2009
Cash and cash equivalents	$16,949
Other current assets	10,326
Property and equipment	229,182
Other assets	213
Accounts payable and accrued expense	(26,479)
Other long-term liabilities	(191)

Total enterprise value	$230,000

4.     Pro Forma Adjustments

(a)
Reflects the adjustment to depreciation and amortization expense as a result of resetting the historical net book value to fair value in connection with fresh-start reporting (in thousands, except useful lives):

	Fair Value	Useful Life	Annual Expense	9 Months Expense
		(years)
Property and equipment:
Land	$195,793	—	$—	$—
Building and improvements	26,300	10	2,630	1,973
Furniture, fixtures and equipment	5,793	5	1,159	869
Construction in progress	1,296		—	—

Total	$229,182		3,789	2,842

Less: historical depreciation and amortization			(6,385)	(3,000)

Pro forma depreciation and amortization expense adjustment			$(2,596)	$(158)

(b)
Reflects elimination of Predecessor interest expense related to the Predecessor's $440 million senior credit facility which, as a result of the Bankruptcy Plan, has been cancelled.

(c)
Reflects the elimination of the Predecessor's reorganization items.

(d)
Reflects the elimination of historical income tax benefit. Our company has determined there would be no income tax expense (benefit) recorded.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and the Predecessor's consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this registration statement. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this registration statement, particularly in "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" and "Item 1A. Risk Factors".

  Overview of our Company

        The Bankruptcy Plan was consummated and became effective on July 1, 2009. Our Company was formed to own and operate the Tropicana Las Vegas free and clear of substantially all liens and claims against the LandCo Entities. From January 3, 2007 through June 30, 2009, the Tropicana Las Vegas was owned and operated by TEH. Prior to January 3, 2007, Tropicana Las Vegas was owned and operated by Hotel Ramada of Nevada. As such, we cannot provide substantive disclosure on all aspects of the business of the Tropicana Las Vegas prior to July 1, 2009. We have conducted no business or operations prior to taking ownership of the Tropicana Las Vegas. The Tropicana Las Vegas is a hotel casino property conveniently located at the corner of Tropicana Avenue and Las Vegas Boulevard on the Las Vegas Strip. Our casino hotel offers 1,772 hotel rooms, a 50,000 square foot casino floor, two restaurants, several lounges and two theaters and more than 100,000 square feet of flexible convention and meeting space.

        Pursuant to the Bankruptcy Plan, we entered into the Armenco Lease Agreement whereby we lease the real and non-gaming personal property of our hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof to Armenco. We also separately transferred ownership of our gaming assets to Armenco. At such time as we are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for us to own and operate our gaming facility directly, Armenco will transfer back to us all of the gaming assets of the Tropicana Las Vegas, the lease agreement with Armenco will be terminated and we expect the operation of our hotel and casino to thereafter be managed by Trilliant LP pursuant to a management agreement we intend to enter into with Trilliant LP.

        Armenco is currently the third-party operator of all gaming operations at the Tropicana Las Vegas. We do not own any legal interest in Armenco. We have determined that in accordance with accounting guidance, we are ultimately responsible for a majority of the operations' losses and are entitled to a majority of the operations' residual returns. As a result, the gaming operations of the Tropicana Las Vegas are incorporated in our financial statements. Our management anticipates that we will assume the gaming operations of Tropicana Las Vegas once we have satisfied the conditions to the necessary gaming approvals.

  Basis of Presentation

        In accordance with accounting guidance related to financial reporting by entities in reorganization under the Bankruptcy Code, we adopted fresh-start reporting upon the Bankruptcy Plan being consummated and becoming effective on July 1, 2009. Under the accounting guidance, fresh-start reporting is required on the date on which the plan or reorganization is confirmed by the bankruptcy court, but further provides that fresh-start reporting should not be applied until all material conditions to the Bankruptcy Plan are satisfied. All material conditions to the Bankruptcy Plan were satisfied as of July 1, 2009. In connection with the adoption of fresh-start reporting, a new entity was deemed created for financial reporting purposes. Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating our enterprise value as set forth in the Bankruptcy Plan to our assets and liabilities pursuant to accounting guidance related to business combinations upon emergence from bankruptcy.

        The accompanying results of operations for 2009 are presented for two periods: January 1, 2009 through June 30, 2009, or the Predecessor Period, and July 1, 2009 through September 30, 2009, or the Successor Period. The Predecessor Period reflects the historical accounting basis in the Predecessor's assets and liabilities, while the Successor Period reflects the assets and liabilities at fair value by allocating the enterprise value to our company's assets and liabilities pursuant to accounting guidance related to business combinations. Moreover, the historical financial results of the Predecessor are not indicative of our current financial condition or our future results of operations. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.

        The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the consolidated financial statements and notes thereto of our company and the Predecessor included elsewhere in this registration statement.

  Key Financial Metrics

        Our primary business is the ownership and operation of a casino gaming resort which offers casino gaming, hotel accommodations, dining, entertainment, retail shopping and other resort amenities. As a casino-based company, our operating results are highly dependent on the volume of customers to our property, which in turn impacts the price that we can charge for our hotel rooms and food and beverage menu items and other amenities. Casino revenue, hotel room revenue, food and beverage revenue and other revenue vary due to general economic conditions and competition.

        Casino Revenue.    Casino revenue is derived primarily from customers wagering on slot machines, table games and other gaming activities. Table games generally include blackjack or twenty one, craps, baccarat and roulette. Other gaming activities include keno and race and sports wagering. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. "Table game handle" and "slot handle" are casino industry specific terms that are used to identify the amount wagered by customers at tables and slot machines, respectively. "Table game hold" and "slot hold" represent the percentage of the total amount wagered by customers that the casino has won. Hold is derived by dividing the amount won by the casino by the amount wagered by customers. Casino revenue is recognized at the end of each gaming day. Casino revenue varies from time to time due to table game hold, slot hold and the amount of gaming activity.

        Room Revenue.    Room revenue is derived from hotel rooms and suites rented to guests. "Average daily rate" is an industry specific term used to define the average amount of revenue per room per rented room day. "Occupancy percentage" defines the total percentage of rooms occupied and is computed by dividing the number of rooms occupied by the total number of rooms available. Room revenue is recognized at the time the rooms are provided to guests. Hotel room revenue varies depending upon the occupancy level of the hotel and the rates that can be charged.

        Food and Beverage Revenue.    Food and beverage revenue is derived from food and beverage sales in the food outlets of the hotel casino, including restaurants, room service and banquets. Food and beverage revenue is recognized at the time the relevant food or beverage service is provided to guests.

        Operating Costs and Expenses.    Operating costs and expenses includes the direct costs associated with, among other things, operating the casino, hotel, food and beverage outlets and other casino and hotel operations (including retail amenities, concessions, entertainment offerings and certain other ancillary services conducted at the casino). These direct costs primarily relate to payroll, supplies, costs of goods sold and gaming taxes and licenses. Gaming license fees and taxes are based upon such factors as a percentage of the gross revenues or net gaming proceeds received and the number of gaming devices and table games operated. Gaming license fees and taxes may also vary with changes in applicable legislation. Operating costs and expenses also include the costs of marketing, advertising and promotions, general and administrative costs and the costs of maintenance and utilities.

  Results of Operations

        The current unprecedented and challenging global and economic conditions has negatively impacted our and the Predecessor's results of operations since 2008 by affecting discretionary spending on travel and corporate spending on conventions and business development in Las Vegas. The impact was particularly significant in the fourth quarter of 2008 and has continued through 2009.

        The following table highlights our and the Predecessor's results of operations (dollars in thousands):

						Predecessor
	Successor	Predecessor	2009 Combined(a)	Predecessor
						Year Ended December 31, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006
	Three Months Ended September 30, 2009	Six Months Ended June 30, 2009	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Percent Change		Percent Change		Percent Change
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues	$18,836	$43,894	$62,730	$95,547	(34)%	$118,383	(25)%	$156,848	(4)%	$162,879
Operating costs and expenses	28,493	477,545	506,038	119,538	323%	335,376	179%	120,169	(13)%	138,842
Operating (loss) income	(9,657)	(433,651)	(443,308)	(23,991)	1,748%	(216,993)	(692)%	36,679	53%	24,037
Interest income	17	—	17	725	(98)%	725	(66)%	2,158	13,388%	16
Interest expense	(2)	(2,560)	(2,562)	(27,861)	(91)%	(33,947)	(30)%	(48,566)	349%	(10,811)
Reorganization items, net	—	(1,502)	(1,502)	(1,474)	2%	(2,472)	100%	—	—	—
Income tax benefit (expense)	—	129,452	129,452	33,795	283%	90,461	2,077%	4,156	(193)%	(4,460)
Net (loss) income	(9,642)	(308,261)	(317,903)	(18,806)	1,590%	(162,226)	2,811%	(5,573)	(163)%	8,782

(a)
The results for the nine months ended September 30, 2009, which we refer to as "2009 Combined," were derived by the mathematical addition of the results of the Predecessor Period and the Successor Period. The presentation of financial information for 2009 Combined herein may yield results not fully comparable on a period-to-period basis, particularly with respect to depreciation, amortization, interest expense and tax provision accounts, as a result of the adoption of fresh-start reporting by us on July 1, 2009. 2009 Combined does not comply with accounting principles generally accepted in the United States or with the Commission's rules for pro forma presentation; however, it is presented because we believe that it provides the most meaningful comparison of our results for 2009 to our results for current and prior periods.

Net Revenue and Operating (Loss) Income

        Net revenues decreased 34% for 2009 Combined as compared to the nine months ended September 30, 2008. The decrease in net revenues is primarily related to the overall continuing economic slowdown and reduced consumer discretionary spending. Net revenues decreased 25% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Declining real estate values, the credit crisis, increased unemployment and a decrease in consumer confidence levels have all precipitated an economic slowdown which negatively impacted the Predecessor's operations during 2008. Net revenues decreased 4% for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

        The operating loss of $443.3 million for 2009 Combined was impacted by impairment charges of $427.0 million related to property and equipment as it exceeded its estimated fair value. The Predecessor's operating loss for the nine months ended September 30, 2008 of $24.0 million was impacted by $27.0 million in impairment charges and other write-downs. Excluding these impairment charges and other write downs, operating income decreased $19.3 million to a loss of $16.3 million in 2009 Combined from income of $3.0 million in the nine months ended September 30, 2008, primarily due to the decrease in net revenues. In addition, in light of the current economic conditions, the Predecessor focused on efficiency initiatives that it began implementing in early 2009 to reduce operating costs and expenses. These cost saving initiatives include a reduction in the number of employees, reduced advertising and promotional expenses and the suspension of the employer match of the 401(k) plan, among other initiatives. We continue to monitor our expenses for additional opportunities for cost savings and operational efficiencies. However, many of our operational costs are fixed and therefore our operating results and operating margins suffer as net revenues decrease.

        The Predecessor's operating loss of $217.0 million during the year ended December 31, 2008 was impacted by impairment charges and other write-downs of approximately $214.2 million. Excluding these impairment charges, operating income decreased $39.5 million to a loss of $2.8 million for the year ended December 31, 2008 from income of $36.7 million for the year ended December 31, 2007, primarily due to the decrease in net revenues resulting from the difficult economic climate and increased operating expenses.

        The Predecessor's operating income increased 53% to $36.7 million for the year ended December 31, 2007 as compared to $24.0 million for the year ended December 31, 2006.

        The following table highlights our and the Predecessor's various sources of revenues and expenses as compared to prior periods (dollars in thousands):

	Successor	Predecessor	2009 Combined(a)	Predecessor		Predecessor
	Three Months Ended September 30, 2009	Six Months Ended June 30, 2009	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Percent Change	Year Ended December 31, 2008	Percent Change	Year Ended December 31, 2007	Percent Change	Year Ended December 31, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Casino revenues	$8,482	$18,789	$27,271	$36,544	(25)%	$46,084	(23)%	$59,697	(6)%	$63,799
Casino expenses	6,675	12,444	19,119	21,857	(13)%	28,503	1%	28,297	(21)%	35,635
Margin			30%	40%		38%		53%		44%
Room revenue	5,821	12,420	18,241	31,999	(43)%	38,722	(32)%	57,214	8%	52,993
Room expense	4,053	8,519	12,572	18,834	(33)%	24,131	1%	23,788	11%	21,390
Margin			31%	41%		38%		58%		60%
Food and beverage revenues	4,294	9,505	13,799	17,088	(19)%	21,465	(15)%	25,399	23%	20,720
Food and beverage expenses	4,531	9,748	14,279	17,161	(17)%	21,867	6%	20,682	(4)%	21,642
Margin			(3)%	(1)%		(2)%		19%		(4)%
Other revenues	2,144	6,986	9,130	17,093	(47)%	21,380	(18)%	26,004	3%	25,367
Other expenses	1,200	3,932	5,132	7,895	(35)%	9,938	(8)%	10,853	(13)%	12,443
General and administrative expenses	6,015	6,602	12,617	10,050	26%	13,971	—%	13,922	(5)%	14,601
Percent of net revenues			20%	11%		12%		9%		9%
Depreciation and amortization	1,044	1,956	3,000	4,671	(36)%	6,385	4%	6,140	17%	5,269
Percent of net revenues			5%	5%		5%		4%		3%

(a)
The results for the nine months ended September 30, 2009, which we refer to as "2009 Combined," were derived by the mathematical addition of the results of the Predecessor Period and the Successor Period. The presentation of financial information for 2009 Combined herein may yield results not fully comparable on a period-to-period basis, particularly with respect to depreciation, amortization, interest expense and tax provision accounts, as a result of the adoption of fresh-start reporting by us on July 1, 2009. 2009 Combined does not comply with accounting principles generally accepted in the United States or with the Commission's rules for pro forma presentation; however, it is presented because we believe that it provides the most meaningful comparison of our results for 2009 to our results for current and prior periods.

  Casino

        Casino revenues decreased $9.3 million to $27.3 million for 2009 Combined compared to $36.5 million for the nine months ended September 30, 2008. Slot revenues accounted for a majority of the decrease in casino revenues primarily due to a decrease in slot handle resulting from reduced customer visits and decreased customer spend per visit due to the overall continuing economic slowdown and reduced consumer spending discussed above. Casino expenses decreased 13% for 2009 Combined as compared to the nine months ended September 30, 2008. The decrease was primarily related to lower gaming taxes as a result of decreased casino revenues and reduced payroll. As a result of the decreased casino revenues, the casino operating margin decreased to 30% in 2009 Combined from 40% in the nine months ended September 30, 2008.

        Casino revenues decreased 23% for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to the economic slowdown beginning in 2008. Slot revenues accounted for a majority of the decrease in casino revenues primarily due to a 27% decrease in slot volume for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Table games hold percentage decreased from 17.8% for the year ended December 31, 2007 to 16.8% for the year ended December 31, 2008. Casino expenses remained virtually unchanged, which resulted in a decrease in casino operating margin to 38% during the year ended December 31, 2008 from 53% during the year ended December 31, 2007.

        Casino revenues decreased 6% for the year ended December 31, 2007 compared to the year ended December 31, 2006. Table games accounted for a majority of the decrease in casino revenues primarily due to a decreases in volume and hold percentage. Table games volume decreased 8% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Table games hold percentage decreased 0.6% to 17.8% for the year ended December 31, 2007 from 18.4% for the year ended December 31, 2006. Casino expenses decreased 21% for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

  Room

        Room revenue decreased $13.8 million, or 43%, for 2009 Combined as compared to the nine months ended September 30, 2008. The decrease was attributable to a decline in occupancy percentage as well as average daily rate. Occupancy percentage decreased to 73% for 2009 Combined compared to 85% for the nine months ended September 30, 2008. The average daily rate decreased to $54 for 2009 Combined from $73 for the nine months ended September 30, 2008. The decrease in both occupancy and average daily rate is due to a combination of the economic downturn coupled with a severe supply-demand room inventory imbalance in Las Vegas. Room expense decreased 33% for 2009 Combined as compared to the nine months ended September 30, 2008 due to reduced payroll costs.

        Room revenue decreased 32% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease was attributable to both a decrease in average daily rate and occupancy percentage as a result of the general economic slowdown discussed above. Average daily rate decreased to $71 for the year ended December 31, 2008 from $89 for the year ended December 31, 2007. Occupancy percentage decreased approximately 15% to 80% for the year ended December 31, 2008 from 95% for the year ended December 31, 2007. The slight increase in room expense is primarily related to increased payroll costs offset by lower operating costs.

        Room revenues increased 8% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase is attributable to an increase in average daily rate to $89 for the year ended December 31, 2007 from $86 for the year ended December 31, 2006. Room expenses increased 11% for the same period.

  Food and Beverage

        Food and beverage revenues decreased $3.3 million, or 19%, to $13.8 million, for 2009 Combined from $17.1 million for the nine months ended September 30, 2008, primarily due to the continued general economic slowdown discussed above which reduced the number of visitors to our hotel and casino and, as a result, reduced the demand for our food and beverage services. Food and beverage operating margin decreased by 2% for 2009 Combined as compared to the nine months ended September 30, 2008, primarily due to lower payroll costs.

        Food and beverage revenues decreased 15% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease in food and beverage revenue is primarily due to reduced consumer spending. Food and beverage expense increased 6% for the year ended

December 31, 2008 as compared to the year ended December 31, 2007 as a result of increased payroll costs while cost of sales remained virtually unchanged.

        Food and beverage revenues increased 23% for the year ended December 31, 2007 as compared to the year ended December 31, 2006 while food and beverage expenses decreased 4% for the same period. The increase in food and beverage revenues is due to increased banquet activity associated with conventions held during the year ended December 31, 2007, which also resulted in a significantly increased operating margin for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

  Other

        Other revenues primarily include income from the gift shop, entertainment and leased outlets. Other revenues decreased $8.0 million, or 47%, for 2009 Combined as compared to the nine months ended September 30, 2008. Other revenues decreased 18% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. These decreases are related to the continued general economic slowdown discussed above. Other revenues increased slightly to $26.0 million for the year ended December 31, 2007 as compared to $25.4 million for the year ended December 31, 2006.

  General and Administrative

        General and administrative expenses increased 26% for 2009 Combined as compared to the nine months ended September 30, 2008. The increase is related to additional costs incurred as a result of the acquisition of the Tropicana Las Vegas by us on July 1, 2009 including items such as severance and legal fees related to the bankruptcy. General and administrative expenses for the year ended December 31, 2008 remained virtually unchanged as compared to the year ended December 31, 2007. General and administrative expenses decreased 5% for the year ended December 31, 2007 as compared to the year ended December 31, 2006, primarily as a result of costs incurred prior to the acquisition by TEH on January 3, 2007.

  Depreciation and Amortization

        Depreciation and amortization expense decreased 36% for 2009 Combined as compared to the nine months ended September 30, 2008. The decrease is primarily related to the Predecessor recording an impairment loss of approximately $187.4 million during the fourth quarter of 2008, which resulted in lower depreciable book values of property and equipment. Depreciation and amortization expense increased slightly to $6.4 million for the year ended December 31, 2008 as compared to $6.1 million for the year ended December 31, 2007. Depreciation and amortization increased 17% for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

  Interest Expense

        Interest expense decreased 91% for 2009 Combined as compared to the nine months ended September 30, 2008 as a result of the bankruptcy filing on May 5, 2008. As a result of the bankruptcy filing, Tropicana Las Vegas did not make any payments on the Predecessor's $440 million senior credit facility except for adequate protection payments as ordered by the Bankruptcy Court from May 5, 2008 through February 15, 2009. Also included in interest expense in the nine months ended September 30, 2008 is $1.4 million to adjust the interest rate swap to its fair value. Interest expense decreased 30% for the year ended December 31, 2008 as compared to the year ended December 31, 2007 as a result of the bankruptcy filing as discussed above. Interest expense increased 349% for the year ended December 31, 2007 as compared to the same period in the prior year as a result of the Predecessor obtaining a $440 million senior credit facility on January 3, 2007, which increased long-term debt by $440 million.

  Income Tax (Expense) Benefit

        Income tax benefit increased 283% for 2009 Combined as compared to the nine months ended September 30, 2008 primarily as a result of the impairment charge related to property and equipment during the six months ended June 30, 2009. Income tax benefit was $90.5 million and $4.2 million for the years ended December 31, 2008 and 2007, respectively, as a result of losses incurred. Income tax expense was $4.5 million for the year ended December 31, 2006 as a result of income earned.

  Liquidity and Capital Resources

  Overview

        Our cash flows are affected by a variety of factors, many of which are outside of our control, including regulatory issues, competition, financial markets and other general business conditions. We have not conducted any business other than the operation of the Tropicana Las Vegas that we took operational ownership of on July 1, 2009 as provided for by the Bankruptcy Plan. In addition, we have limited liquidity and capital resources and are currently experiencing negative cash flow from our operations. As of September 30, 2009, we had $66.4 million in cash and cash equivalents which is used to fund our daily operations as well as costs associated with our property revitalization.

        In connection with our formation and operation of the Tropicana Las Vegas, we entered into a lease agreement, dated June 22, 2009, with Armenco, whereby we lease the real and non-gaming personal property of our hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof to Armenco. Armenco separately acquired the gaming assets. At such time as we are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for us to own and operate our gaming facility directly, Armenco will transfer to us all of the gaming assets of Tropicana Las Vegas for nominal consideration, the lease agreement with Armenco will be terminated and we expect the operation of our hotel and casino to thereafter be managed by Trilliant LP, pursuant to a management agreement we intend to enter into with Trilliant LP. Trilliant LP is a limited partnership that is controlled by its two general partners, Armenco and Trilliant Gaming. See "Item 7. Certain Relationships and Related Transactions, and Director Independence—Trilliant Management Agreement."

  Three months ended September 30, 2009

        During the three months ended September 30, 2009, our cash flows used in operating activities were approximately $15.2 million, which includes $7.5 million in payments of accrued expenses and other current liabilities related to the Predecessor's bankruptcy. Capital expenditures were approximately $8.6 million for the same period. During the three months ended September 30, 2009, we received $73.3 million in proceeds from the issuance of preferred stock in accordance with the Bankruptcy Plan.

  Six months ended June 30, 2009

        During the six months ended June 30, 2009, the Predecessor's cash flows used in operating activities were approximately $10.6 million. Capital expenditures were approximately $1.6 million.

  Year Ended December 31, 2008

        During the year ended December 31, 2008, the Predecessor used approximately $19.0 million in operating activities. Capital expenditures were approximately $5.2 million.

  Anticipated Capital Expenditures, Liquidity Requirements, and Liquidity Sources

        In August 2009, we announced a large-scale property revitalization of our hotel casino. The project will cost approximately $125 million, of which $24 million was spent in the six months ended December 31, 2009, and will include the remodel of a significant majority of our 1,772 rooms, the casino floor, restaurants and bars along with the showroom, convention center and pool area.

        We have received commitments from some of our stockholders who have agreed to purchase additional shares of our preferred stock in a rights offering that will enable us to raise up to an additional $75 million in cash proceeds. We expect such issuance to be consummated prior to the end of the first quarter of 2010. We currently do not maintain a credit facility or other readily available line of credit to fund our operations. However, we are currently seeking to obtain secured debt financing of up to $50 million contemporaneous with the closing of the rights offering. We may reduce the size of the rights offering if we obtain the debt financing. Subject to the consummation of the additional issuance of our preferred stock and/or our obtaining debt financing, we believe that our current sources of capital will be sufficient to meet our short-term liquidity requirements. We intend to satisfy our long-term liquidity requirements primarily through cash provided by operations. However, our ability to meet our long-term liquidity requirements will depend upon our ability to generate adequate cash flow from our operations. In the event that the anticipated sources of capital are inadequate to fund our short-term or long-term liquidity requirements, we will be required to procure additional financing, including debt financing or additional equity financing, to fund our operations and our capital expenditures. There can be no assurances that such sources of financing will be available to us on terms acceptable to us, if at all.

        We expect that our cash flows from operations and cash obtained from the issuance of additional shares of our preferred stock and/or our obtaining debt financing, together with cash on hand, will be adequate to fund our activities, including capital expenditures for our property revitalization.

  Contractual Obligations

        The Predecessor did not have any material future non-rejected contractual obligations as of December 31, 2008.

  Off-Balance sheet Arrangements

        As of December 31, 2008, the Predecessor did not have any off-balance sheet arrangements that have had or are reasonably likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

  Critical Accounting Policies

        Critical accounting policies and estimates are those that are both important to the presentation of our financial condition and results of operations and require management to apply significant judgment in determining the estimates and assumptions for calculating estimates. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

  Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, or for capital leases and leasehold improvements, over the shorter of the asset's useful life or the term of the lease. Land improvements are depreciated over an estimated useful life of 35 years. Buildings and improvements are depreciated over an estimated life of 2 to 35 years. Furniture, fixtures and equipment are depreciated over 3 to 7 years. Gains or losses on disposals of assets are recognized as incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

        We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. In contrast to normal repair and maintenance costs that are expensed when incurred, items we classify as maintenance capital are expenditures necessary to keep our existing properties at their current levels and are typically replacement items due to the normal wear and tear of our properties and equipment as a result of use and age. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

  Long-Lived Assets

        We evaluate our property and equipment and other long-lived assets for impairment in accordance with accounting guidance related to accounting for the impairment or disposal of long-lived assets. For assets to be held for sale, we recognize the asset to be sold at the lower of carrying value or fair value less costs to sell. Fair value for assets held for sale is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For long-lived assets to be held and used, we review for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on estimated fair value compared to carrying value, with fair value typically based on a discounted cash flow model.

  Self-Insurance Reserves

        We are self-insured up to certain stop loss amounts for employee health coverage, workers' compensation and general liability cost. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported as provided by a third party. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. We continually monitor changes in claim and incident type and evaluate the insurance accrual making necessary adjustments based on the evaluation of these qualitative data points

  Customer Loyalty Program

        We provide a customer loyalty program, or the Program, at our casino, which allows customers to redeem points earned from their gaming activity for slot play, food, beverage, rooms or merchandise. Under the Program, customers are able to accumulate points which may be redeemed in the future, subject to certain limitations and the terms of the Program. We record a liability for the estimated cost of the outstanding points under the Program that we believe will ultimately be redeemed, which is calculated based on redemption value multiplied by the average number of points needed to convert to rewards. We estimate the cost and accrue for this expense as the points are earned from gaming play, which is recorded as casino expense.

  Income Taxes

        We account for income taxes in accordance with accounting guidance related to accounting for income taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this accounting guidance, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Future tax benefits are recognized to the extent that realization of those benefits is considered more likely than not and a valuation allowance is established for deferred tax assets which do not meet this threshold.

  Recent Accounting Pronouncements

        In August 2009, updated accounting guidance was issued for fair value measurements and disclosures related to the fair value of liabilities that are traded as assets in the marketplace. This update provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. The provisions of this guidance are effective for us beginning October 1, 2009. We do not expect the adoption to have a significant impact on our consolidated financial statements.

        A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We currently do not have any long-term debt outstanding and therefore are not currently subject to market risk.

Item 3.    PROPERTIES.

        We own approximately 34 acres of land where the Tropicana Las Vegas is located. The Tropicana Las Vegas is a hotel casino with 1,772 hotel rooms and a 50,000 square foot casino floor featuring approximately 859 slot machines and 24 gaming tables.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth information regarding the beneficial ownership of our Class A Common as of January 1, 2010 for:

  •
  each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and named executive officers as a group.

        The information in the following table and related footnotes has been presented in accordance with the rules of the Commission. Under Commission rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each holder listed below is c/o Tropicana Las Vegas Hotel and Casino, Inc., 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

        The calculations of beneficial ownership in this table are based on 4,487,485 shares of our Class A Common and 750,000 shares of our Class A Preferred, convertible into 3,000,000 shares of Class A Common (assuming an exchange ratio of 4:1), outstanding as of January 1, 2010.

	Beneficial Ownership of Class A Common
	Shares	Percent
Principal Stockholders:
All stockholders party to the Stockholders' Agreement(1)	7,487,485	100.0%
Tropicana Entertainment, LLC(2)	664,122	8.1%
Directors and Executive Officers:
Alex Yemenidjian(3)	7,487,485	100.0%
Timothy A. R. Duncanson(3)	7,487,485	100.0%
Judy K. Mencher(4)	0	—
John Redmond(4)	0	—
Sergio Zyman(4)	0	—
Joanne M. Beckett	0	—
Jerry L. Fox	0	—
Thomas J. McCartney	0	—
All Directors and Executive Officers as a Group (7 persons):	7,487,485	100.0%

Notes

(1)
All of our stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009, or the Stockholders' Agreement, which contains certain agreements as to voting. See "Item 7. Certain Relationships and Related Transactions, and Director Independence—Stockholders' Agreement." As a result, all of our stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of our stockholders disclaims beneficial ownership of shares of our capital stock not held directly by such stockholder. The table below shows the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of our stockholders of all outstanding shares of our capital stock. The outstanding shares of our capital stock include Class A Common and Class A Preferred. The table below also shows the direct ownership of Class A Common assuming full conversion of all shares of Class A Preferred into Class A Common at an exchange ratio of 4:1. The exchange ratio may increase to the extent dividends on the Class A Preferred accrue and are unpaid. See "Item 11. Description of Registrant's Securities to be Registered—Preferred Stock."

We currently have no stock options, warrants or other rights outstanding that would give any of our stockholders the right to acquire voting or investment power over additional shares of our capital stock, other than the rights of holders of our Class A Preferred to convert their shares of Class A Preferred into shares of Class A Common or our Class B Common. Class B Common, of which there are currently no outstanding shares, is identical in every respect to Class A Common except that Class B Common has no voting rights. Shares of Class A Common may be converted at any time for an equal number of shares of Class B Common, and vice versa. However, a holder of our shares of Class A Preferred or Class B Common may only convert such shares into Class A Common if such holder has received all necessary licenses, findings of suitability or other approvals from applicable Nevada gaming authorities. See "Item 1A. Risk Factors—Risks Relating to our Common Stock—Nevada Gaming laws and regulations may require holders of our securities to undergo a suitability investigation."

	Class A Common		Class A Preferred		Class A Common Assuming Full Conversion of Class A Preferred
	Shares	Percent	Shares	Percent	Shares	Percent
Trilliant Gaming Nevada Inc.(a) 421 Leader Street Marion, OH 43302	2,879,692	64.2%	601,733	80.2%	5,286,624	70.6%
The Foothill Gaming Group Inc. Attn: Nikhil Aggarwal 2450 Colorado Avenue, Suite 3000 Santa Monica, CA 90404-3575	502,800	11.2%	85,172	11.4%	843,488	11.3%
H/2 Special Opportunities Ltd. c/o H/2 Capital Partners Attn: Peeter Muursepp 301 Tresser Boulevard, 6th Floor Stamford, CT 06901	287,500	6.4%	48,701	6.5%	482,304	6.4%
Embassy & Co. 1555 N. Rivercenter Drive, Suite 302 Milwaukee, WI 53212-3958	120,000	2.7%	—	—	120,000	1.6%
Aozora Bank Ltd. Attn: Naoki Sawa 3-1 Kudan-Minami 1-Chrome Chiyoda-Ku 102-8660 Tokyo, Japan	110,000	2.5%	—	—	110,000	1.5%
Community Bank of Nevada Attn: Lisa Gardner 8945 W. Russell Road, Suite 300 Las Vegas, NV 89148-1227	100,000	2.2%	—	—	100,000	1.3%

	Class A Common		Class A Preferred		Class A Common Assuming Full Conversion of Class A Preferred
	Shares	Percent	Shares	Percent	Shares	Percent
Pacific Investment Management Company LLC(b) Attn: Bank Loan Accounting 840 Newport Center Drive Newport Beach, CA 92660	100,000	2.2%	—	—	100,000	1.3%
DeBello Investors LLC c/o Wexford Capital LLC Attn: Dante Domenichelli 411 W. Putnam Avenue Greenwich, CT 06830-6261	50,000	1.1%	8,469	1.1%	83,876	1.1%
Fidelity ADV Series I Fidelity Advisors Floating Rate High Income Fund c/o Fidelity Investments Attn: Bank Debt Custody 82 Devonshire Street 21D Boston, MA 02109-3605	48,650	1.1%	—	—	48,650	*
Deutsche Bank(c) Attn: Nora Swithenbank, Shawn Powers, Vince Pham and Obaid Zubair 60 Wall Street New York, NY 10005-2858	37,761	*	—	—	37,761	*
Newcastle CDO IX I Ltd. c/o LaSalle Global Trust Services Attn: Michael C. McLoughlin 1345 Avenue of the Americas, Floor 20 New York, NY 10105-2203	30,000	*	—	—	30,000	*
Harch CLO III Limited c/o Harch Capital Management LLC Attn: Shawn Powers 621 NW 53rd Street, Suite 620 Boca Raton, FL 33487-8246	20,000	*	—	—	20,000	*
Pacific Select FN High YLD BND Attn: Candace Hendricks 700 Newport Center Drive Newport Beach, CA 92660-6307	20,000	*	—	—	20,000	*
State Street Bank & Trust(d) PO Box 5756 Boston, MA 02206-5756	20,000	*	—	—	20,000	*
Wells Capital Management(e) Attn: Jamie M. Bocci 525 Market Street 10th Floor San Francisco, CA 94105-2718	2,500	*	3,809	*	17,736	*
MAC & Co. c/o Mellon Securities Trust Co. Receive Window C One Wall Street, Floor 3 New York, NY 10286-0001	10,000	*	1,693	*	16,772	*
Atlantis Funding Ltd. c/o The Bank of New York Mellon Attn: Myrta Calvillo 601 Travis Street Houston, TX 77002-3001	16,082	*	—	—	16,082	*
US Bank NA(f) Attn: Brenna Sears and Jessica Clark 1 Federal Street, 3rd Floor Boston, MA 02110-2003	14,000	*	—	—	14,000	*

	Class A Common		Class A Preferred		Class A Common Assuming Full Conversion of Class A Preferred
	Shares	Percent	Shares	Percent	Shares	Percent
General Electric Pension Trust c/o GE Asset Management Incorporated Attn: Nancy Garofalo 3001 Summer Street, Suite 5 Stamford, CT 06905-4321	13,000	*	—	—	13,000	*
CSAM Funding I c/o The Bank of New York Mellon Attn: Myrta Calvillo 601 Travis Street Houston, TX 77002-3001	10,000	*	—	—	10,000	*
Credit Suisse Candlewood Special Situations Master Fund Ltd. c/o CS Alternative Capital Inc. Attn: Peter Dowling 11 Madison Avenue New York, NY 10010-3643	10,000	*	—	—	10,000	*
Endurance CLO I Ltd. c/o West Gate Horizons Advisors LLC Attn: Stacey Alexander 333 S. Grand Avenue, Suite 4100 Los Angeles, CA 90071-1571	10,000	*	—	—	10,000	*
Light Point CLO 2004-1 (NY) c/o LaSalle Global Trust Services Attn: Aaron Cumbers 540 W. Madison Street Chicago, IL 60661-2591	10,000	*	—	—	10,000	*
Ocean Trails CLO I c/o West Gate Horizons Advisors LLC Attn: Stacey Alexander 333 S. Grand Avenue, Suite 4100 Los Angeles, CA 90071-1571	10,000	*	—	—	10,000	*
Ocean Trails CLO II c/o West Gate Horizons Advisors LLC Attn: Stacey Alexander 333 S. Grand Avenue, Suite 4100 Los Angeles, CA 90071-1571	10,000	*	—	—	10,000	*
WG Horizons CLO I c/o West Gate Horizons Advisors LLC Attn: Stacey Alexander 333 S. Grand Avenue, Suite 4100 Los Angeles, CA 90071-1571	10,000	*	—	—	10,000	*
Whitehorse V Ltd. c/o Ethan Underwood 200 Crescent Court, Suite 1414 Dallas, TX 75201-6960	10,000	*	—	—	10,000	*
Prospero CLO II BV c/o The Bank of New York Attn: Myrta Calvillo 601 Travis Street Houston, TX 77002-3001	8,000	*	—	—	8,000	*
Cumberland II CLO Ltd. c/o The Bank of New York Mellon 2 N. La Salle Street, Suite 1020 Chicago, IL 60602	5,000	*	—	—	5,000	*

	Class A Common		Class A Preferred		Class A Common Assuming Full Conversion of Class A Preferred
	Shares	Percent	Shares	Percent	Shares	Percent
Lehman Commercials Paper Inc. Attn: Julia Chang 1271 Avenue of the Americas 35th Floor New York, NY 10020-1401	5,000	*	—	—	5,000	*
Louisiana State Employees Retirement Fund c/o JPMorgan Asset Management Attn: Jennifer Ruppert 8401 United Plaza Boulevard Baton Rouge, LA 70809-7017	5,000	*	—	—	5,000	*
EMSEG & Co. c/o Wells Fargo & Bank MN NA PO Box 1450 WF 9919 Minneapolis, MN 55845	2,500	*	423	*	4,192	*
Total	4,487,485	100%	750,000	100%	7,487,485	100%

Notes

*
Represents holding percentage of less than 1%.

(a)
Consists of shares held by Onex Armenco Gaming I LP (1,831,105 shares of Class A Common and 382,623 shares of Class Preferred), Onex Armenco Gaming II LP (63,742 shares of Class A Common and 13,319 shares of Class A Preferred), Onex Armenco Gaming III LP (67,810 shares of Class A Common and 14,170 shares of Class A Preferred), Onex Armenco Gaming IV LP (43,536 shares of Class A Common and 9,097 shares of Class A Preferred), Onex Armenco Gaming V LP (67,810 shares of Class A Common and 14,170 shares of Class A Preferred), Onex Armenco Gaming VI LP (37,974 shares of Class A Common and 7,935 shares of Class A Preferred), Onex Armenco Gaming VII LP (30,027 shares of Class A Common and 6,274 shares of Class A Preferred), Onex Armenco Gaming IX LP (26,481 shares of Class A Common and 5,533 shares of Class A Preferred) and Onex Armenco Gaming X LP (643,397 shares of Class A Common and 134,442 shares of Class A Preferred) and Onex Armenco Gaming XI LP (67,810 shares of Class A Common and 14,170 shares of Class A Preferred). Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming Entities. Each of Mr. Alex Yemenidjian, our Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of our directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming Entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)
Consists of shares of Class A Common held by Mayport CLO, Ltd. (10,000 shares), Pimco Floating Income Fund (50,000 shares), Pimco Cayman Bank Loan Fund (10,000 shares), Portolo CLO Ltd. (20,000 shares) and Southport CLO Ltd. (10,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(c)
Consists of shares of Class A Common held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd. (3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(d)
Consists of shares of Class A Common held by Blazerman & Co. (5,000 shares), Cruiselake & Co. (7,500 shares) and Wateredge & Co. (7,500 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(e)
Consists of shares held by Wells Capital Management 16463700 (2,500 shares of Class A Common and 423 shares of Class A Preferred), Wells Capital Management 16959700 (1,270 shares of Class A Preferred), Wells Capital Management 16959701 (1,270 shares of Class A Preferred) and Wells Capital Management 18866500 (846 shares of Class A Preferred). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)
Consists of shares of Class A Common held by Veritas CLO I Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.
(2)
Pursuant to the Tropicana Entertainment Warrant, Tropicana Entertainment has the right to acquire up to 664,122 shares of Class B Common at any time on or prior to the earlier of (i) 5:00 pm, New York City time, on July 1, 2013, or (ii) a date on which we sell, lease, transfer or otherwise dispose of substantially all of our property, assets or business, another person or entity acquires all or substantially all of our shares of common stock or we consolidate with or merge with or into another person or entity or enter into a business combination with another person. Subject to receiving all necessary licenses, findings of suitability or other approvals from applicable Nevada gaming authorities, Tropicana Entertainment would thereafter be entitled to convert such shares of Class B Common into shares of Class A Common at any time. In addition, in order to exercise the Tropicana Entertainment Warrant, Tropicana Entertainment is required to become a party to the Stockholders' Agreement. The address for Tropicana Entertainment is 3930 Howard Hughes Parkway, Fourth Floor, Las Vegas, NV 89169.

(3)
Includes the 2,879,692 shares of Class A Common and 2,406,932 shares of Class A Common issuable upon conversion of 601,733 shares of Class A Preferred beneficially owned by Trilliant Gaming (see Note 1(a) above). The remaining shares of Class A Common indicated as being beneficially owned by Messrs. Yemenidjian and Duncanson are shares of Class A Common and shares of Class A Common issuable upon the conversion of shares of Class A Preferred held by other parties to the Stockholders' Agreement (see Note 1 above), which shares Messrs. Yemenidjian and Duncanson disclaim beneficial ownership of.

(4)
Each of Ms. Judy K. Mencher, Mr. John Redmond and Mr. Sergio Zyman were elected pursuant to the terms of the Stockholders' Agreement, with Messrs. Redmond and Zyman each being an independent director designated by OCP I LP, Onex Corporation and their affiliates, or the Onex Stockholders, and Ms. Mencher being an independent director appointed by our major stockholders, defined as stockholders (other than Onex Corporation) with beneficial ownership of more than 5% of the outstanding shares of our capital stock (see "Item 7. Certain Relationships and Related Transactions, and Director Independence—Stockholders' Agreement—Board of Directors"). Each of Ms. Mencher and Messrs. Redmond and Zyman qualifies as an independent director under the rules promulgated by the New York Stock Exchange. None of Ms. Mencher or Messrs. Redmond or Zyman hold any shares of Class A Common directly, and each disclaims beneficial ownership of any shares of Class A Common beneficially owned by any of our company's stockholders, including, with respect to Messrs. Redmond and Zyman, the Onex Stockholders.

Item 5.    DIRECTORS AND EXECUTIVE OFFICERS.

        The following table sets forth the name, age and position of each of our directors and executive officers as of February 1, 2010:

Name	Age	Position(s)
Alex Yemenidjian	54	Chairman of the Board, Chief Executive Officer and President
Timothy A. R. Duncanson	42	Director
Judy K. Mencher	53	Director
John Redmond	51	Director
Sergio Zyman	64	Director
Joanne M. Beckett	49	Vice President, General Counsel and Corporate Secretary
Jerry L. Fox	44	Vice President and Chief Financial Officer
Thomas J. McCartney	57	President, Tropicana Las Vegas, Inc.

        Alex Yemenidjian is our Chairman of the Board, Chief Executive Officer and President and has served as such since our company was founded in June 2009. Mr. Yemenidjian has served as Chairman of the Board and Chief Executive Officer of Armenco Holdings, LLC, a private holding company, since January 2005. He served as Chairman of the Board and Chief Executive Officer of Metro-Goldwyn-Mayer Inc., a video and theatrical production and distribution company, from April 1999 until April 2005 and was a director thereof from November 1997 until April 2005. Mr. Yemenidjian also served as a director of MGM MIRAGE (formerly MGM Grand, Inc.), a hospitality and gaming company, from 1989 until 2005. Mr. Yemenidjian is currently a director and chairman of the compensation committee of Guess?, Inc., an apparel and accessory design, marketing, distribution and licensing company, a director and chairman of the audit committee of Regal Entertainment Group, a public company that owns and operates multi-screen movie theaters, and a trustee of Baron Investment Funds Trust and Baron Select Funds, mutual funds. Mr. Yemenidjian has a bachelor degree in business administration and accounting from California State University, Northridge and a masters degree in business taxation from the University of Southern California.

        Timothy A. R. Duncanson was appointed to our board of directors in June 2009 and serves as the chairman of our compensation and governance committee. Since January 2005, Mr. Duncanson has served as a managing director at Onex Corporation, a private equity investment and asset management company, and serves on the board of directors of several privately-held companies owned by Onex Corporation. Prior to joining Onex Corporation, Mr. Duncanson was an associate at Lazard Feres & Co LLC, an investment bank, and an investment analyst at Mutual Asset Management, a money management firm. Mr. Duncanson is a chartered financial analyst and has an honors degree in history from Huron University and has masters degrees in public policy and business administration from Harvard Business School.

        Judy K. Mencher was appointed to our board of directors in June 2009. Ms. Mencher is a co-founder of DDJ Capital Management, a high yield, special situations and distressed investment manager, and has been a principal at DDJ Capital Management since 1996. Ms. Mencher has served on the board of a number of private companies owned by DDJ Capital Management. Prior to co-founding DDJ Capital Management, Ms. Mencher was a vice president and associate general counsel at Fidelity Investments, a financial services firm, from 1990 until 1996 and a partner at the law firm Goodwin Procter LLP from 1983 until 1990. Ms. Mencher serves on the board of directors of several private companies. Ms. Mencher has a bachelor degree in economics from Tufts University, a law degree and a masters degree in business administration from Boston University.

        John Redmond was appointed to our board of directors in June 2009 and serves as the chairman of our audit committee. Mr. Redmond most recently served as president and chief executive officer of MGM Grand Resorts, LLC, a hospitality and gaming company, from 2001 until August 2007, and was a member of the board of directors for its parent company MGM MIRAGE. During his time at MGM MIRAGE and its subsidiaries from 1996 until August 2007, Mr. Redmond at various times held other leadership positions including co-chief executive officer of MGM MIRAGE, chief operating officer of The Primadonna Company, senior vice president of MGM Grand Development, Inc. and chairman of the board and director of MGM Grand Detroit, LLC. Prior to 1996, Mr. Redmond was senior vice president and chief financial officer of Caesars Palace and Sheraton Desert Inn hotel-casinos. Mr. Redmond currently serves on the board of directors of Allegiant Travel Company, a regional scheduled and charter airline company based in Nevada, and Vail Resorts Inc., the owner of Vail ski resort. Mr. Redmond has a bachelor degree in accounting from the University of San Diego and is a Certified Public Accountant.

        Sergio Zyman was appointed to our board of directors in June 2009. Mr. Zyman has served as the president of Sergio Zyman & Company, a marketing consulting firm, since April 2008. Mr. Zyman founded the Zyman Group, a marketing consulting firm, and served as its chairman from 1999 until April 2008. From 1993 until 1998, Mr. Zyman served as the chief marketing officer of The Coca Cola Company where he was also employed from 1979 until 1990. In 1988, Mr. Zyman formed the Core Strategy Group, a marketing consulting firm. Mr. Zyman is the author of a series of books, including the international best seller The End of Marketing As We Know It. Mr. Zyman has an executive masters of business administration from Harvard University.

        Joanne M. Beckett has served as our Vice President, General Counsel and Corporate Secretary since June 2009. Prior to assuming this position, Ms. Beckett served as the senior vice president and general counsel at FX Luxury LLC, a company pursuing real estate and attraction-based projects, from February 2008 until June 2009, as senior vice president and general counsel of Golden Nugget, Inc., a hospitality and gaming company, from 1990 until February 2008 and as an associate at the law firm of Jolley, Urga, Wirth & Woodbury from 1986 until 1990. Ms. Beckett has a bachelor degree from the University of California, Irvine and a law degree from Pepperdine University.

        Jerry L. Fox has served as our Vice President and Chief Financial Officer since June 2009, after originally joining Tropicana Las Vegas as Vice President of Finance in November 2008. Prior to joining our company, Mr. Fox served as Chief Financial Officer of Cypress Bayou Casino in Charenton, Louisiana from January 2007 until November 2008. From January 2006 until August 2006, Mr. Fox served as Director of Finance at the Red Rock Resort in Las Vegas, Nevada. From 1999 until October 2005, Mr. Fox was employed by Caesars Entertainment, Inc. (subsequently Harrah's Entertainment, Inc.) and served as the Vice President of Finance for three properties (Bally's Las Vegas Hotel & Casino, Paris Las Vegas, and Rio Hotel and Casino). Mr. Fox has a bachelor degree in finance from Santa Clara University and masters degrees in business administration and hotel administration from the University of Nevada, Las Vegas.

        Thomas J. McCartney was appointed to serve as President of our subsidiary, Tropicana Las Vegas, Inc., in December 2009. Prior to assuming this position, Mr. McCartney served as president and chief executive officer of Planet Hollywood Resort and Casino, in Las Vegas, Nevada, from January 2009 until December 2009. Prior to joining Planet Hollywood Resort and Casino, Mr. McCartney served in various leadership roles at MGM MIRAGE from 1996 until January 2009, most recently as an executive vice president of Luxor Hotel and Casino in Las Vegas, Nevada from March 2004 until January 2009. From 1990 until 1996, Mr. McCartney was the associate vice president of hotel operations at Caesars Atlantic City, a hotel and casino owned by Harrah's Entertainment, Inc., a hospitality and gaming company. Mr. McCartney received an associate degree in Hotel Management from Teikyo Post University in Waterbury Connecticut.

Item 6.    EXECUTIVE COMPENSATION

        We were formed in June 2009 for the purposes of owning and operating the Tropicana Las Vegas in connection with the reorganization of Tropicana Entertainment, the prior owner of the Tropicana Las Vegas, under Chapter 11 of Title 11 of the Bankruptcy Code. Because we were formed in 2009, we do not have a history of executive officer compensation practices for fiscal years prior to 2009. In addition, the compensation paid to the executive officers of Tropicana Entertainment is not necessarily indicative of how we compensate our executive officers. Set forth below is a description of our current policies and practices with respect to the compensation of certain of our executive officers and a summary of the compensation paid to our executive officers and directors in 2009.

Compensation Discussion and Analysis

  Executive Compensation Philosophy and Objectives

        Our executive compensation program is designed to provide our executive officers with compensation that is competitive in the marketplace and to reward and incentivize executive contributions to increasing and maximizing value to our stockholders. Specifically, the primary tenets of our executive compensation philosophy, similar to other companies in the Las Vegas hotel, resort and casino industry, are the following:

        Attract, retain and motivate qualified, high-performing executives.    The compensation packages for our executive officers were initially designed and negotiated to attract each of them to our company. In addition, we must continually ensure that our executive compensation program is competitive and attractive to qualified executives with the level of industry experience that we generally seek such that we can continue to retain the services of our executive officers and, when needed, attract other executives to join our company.

        Provide rewards commensurate with performance by emphasizing variable, at-risk compensation that is dependent on both company and individual achievements and continued service.    Generally, our executive compensation plan is comprised of a "fixed" base salary and an annual cash bonus based on the achievement of performance targets and an executive officer's continued service to us. We believe executives with higher levels of responsibility and a greater ability to influence enterprise results, which includes each of the named executive officers set forth in "—Compensation of Named Executive Officers" below, should have a greater percentage of their total compensation based on variable compensation. We further believe such a focus directly rewards our senior executive team for creating, sustaining and, more importantly, increasing value to our stockholders.

        With these tenets in mind, we intend to adhere to the following objectives when making executive compensation decisions:

  •
  align our rewards strategy with our business objectives, including enhancing stockholder value and customer satisfaction;

  •
  support a culture of strong performance by rewarding employees for results; and

  •
  foster a shared commitment among our senior executives by aligning their individual goals with our goals.

  Setting of Executive Compensation

        The compensation and governance committee of our board of directors structures our compensation program to encourage high performance, promote accountability and ensure that the interests of our executive officers are aligned with the interests of our stockholders. The compensation paid to our executive officers is also a function of the seniority of their position and their anticipated roles and responsibilities within our organization. In general, officers with higher levels of responsibility and a greater ability to influence results have a greater percentage of their total compensation based on variable compensation.

  Elements of Executive Compensation

        Base Salary.    The compensation and governance committee of our board of directors determines each executive's base salary after considering many factors, including job performance, skill sets, prior experience, each executive's time in his or her position and external pressures to attract and retain executives under current market conditions. In addition, the annual salaries of the executives are reviewed from time to time by the committee, and adjustments are made when necessary in order for the salaries of our executives to be competitive with the salaries paid by other companies in the Las Vegas hotel, resort and casino industry.

        Annual Incentive Awards.    When appropriate, we intend to offer annual incentive awards for executive officers in the form of cash performance bonuses to encourage and reward achievement of our business goals and attract and retain key personnel. Performance bonuses are usually determined after the end of our fiscal year and are based on an assessment of the executive officer's achievement of certain individual performance goals and our achievement of certain operating, financial and other corporate goals.

        We do not currently offer an equity-based incentive plan to our executive officers. In the future, the compensation and governance committee may determine that an equity-based incentive plan, including, but not limited to, the granting of equity-based awards, stock options or restricted stock, is necessary to meet the objectives of our compensation policy or to remain competitive within our market and may recommend the implementation of such a plan to our board of directors.

Compensation of Named Executive Officers

        The following table sets forth the total compensation earned for services rendered during the year ended December 31, 2009 by our named executive officers.

Name and Position	Year(1)	Salary	Bonus	All Other Compensation(2)	Total
Alex Yemenidjian Chief Executive Officer and President	2009	$378,462	$—	$98,230	$476,692
Joanne M. Beckett Vice President and General Counsel	2009	85,154	50,000	—	135,154
Jerry L. Fox Vice-President and Chief Financial Officer	2009	70,962	—	—	70,962
Thomas J. McCartney President, Tropicana Las Vegas, Inc.	2009	—	—	—	—

Note

(1)
Employment commenced in June 2009 for all of the named executive officers except for Mr. McCartney, whose employment commenced in December 2009.

(2)
Includes a housing allowance of $97,816.

Employment Agreements

        Alex Yemenidjian Employment Agreement.    Mr. Yemenidjian serves as our Chief Executive Officer and President pursuant to an employment agreement dated July 1, 2009. The employment agreement is on an at-will basis until terminated by either party pursuant to its terms. Mr. Yemenidjian's compensation is $800,000 per year, payable in periodic intervals in accordance with our payroll practices for salaried employees, with increases commensurate with the rise in the applicable cost-of-living index. In addition, Mr. Yemenidjian receives a housing allowance of $10,000 per month net of taxes. Following the substantial completion of the renovation of the Tropicana Las Vegas, Mr. Yemenidjian's compensation will be increased to an amount commensurate with other individuals serving as chief executive officer and chairman of the board of similar casino and gaming companies, and Mr. Yemenidjian will be eligible, upon meeting criteria set forth by our compensation and governance committee, for an annual bonus commensurate with other individuals of Mr. Yemenidjian's stature in the gaming industry.

        Joanne M. Beckett Offer Letter.    Ms. Beckett's offer letter from Hotel Ramada of Nevada, dba Tropicana Las Vegas Hotel and Casino governs her employment as our Vice President, General Counsel and Secretary. Pursuant to the offer letter, Ms. Beckett receives a base salary of $180,000 and is entitled to a signing bonus of $100,000 (50% of which was paid on June 1, 2009 and 50% is payable on June 1, 2010) and an annual incentive bonus as described above under "—Elements of Executive Compensation." Under the terms of the offer letter, Ms. Beckett is entitled to receive benefits similar to similarly situated employees at our company.

        Thomas J. McCartney Offer Letter.    Mr. McCartney's offer letter from Tropicana Las Vegas Inc. governs his employment as President of Tropicana Las Vegas Inc. Pursuant to the offer letter, Mr. McCartney receives a base salary of $400,000 per year and is entitled to receive a signing bonus of $100,000 payable after successful completion of one year of employment, or earlier in the discretion of our compensation committee, and an annual incentive bonus as described above under "—Elements of Executive Compensation." Under the terms of the offer letter, Mr. McCartney is eligible for our health insurance benefits as well as the ability to begin contributing to our 401(k) plan.

Compensation Interlocks and Insider Participation

        No interlocking relationship exists between the members of our board of directors and the board of directors or compensation committee or similar committees of any other company.

Director Compensation

        Each of our directors is paid $40,000 per annum, plus $1,000 for each committee meeting they attend (regardless of whether they attend such meeting in person or telephonically). In addition, the chairperson of our audit committee, currently Mr. John Redmond, is paid an additional $10,000 per year and the chairperson of our compensation and governance committee, currently Mr. Timothy Duncanson, is paid an additional $7,500 per year. However, Alex Yemenidjian and Timothy Duncanson have notified our compensation and governance committee that they will forego compensation for their service on our board of directors and its committees.

        The following table sets forth the compensation of each member of our board of directors for the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash(1)	Total
Alex Yemenidjian	$—	$—
Timothy A. R. Duncanson	—	—
Judy K. Mencher	13,000	13,000
John Redmond	14,500	14,500
Sergio Zyman	11,000	11,000

Note

(1)
Each of our directors joined our board of directors in June 2009.

        We intend to make a one-time grant of $100,000 worth of shares of restricted stock of our Class A Common to each of our three independent directors. Such restricted stock would vest as to one quarter of the grant on each of July 1, 2010, 2011, 2012 and 2013.

Item 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Stockholders' Agreement

  Introduction

        On July 1, 2009, we entered into a stockholders' agreement, or the Stockholders' Agreement, with all of our current stockholders and any other stockholder or option holder who becomes a party to the Stockholders' Agreement by execution of a joinder agreement. This description, which summarizes the material terms of the Stockholders' Agreement, is not complete. You should read the full text of the Stockholders' Agreement, which is included as an exhibit to this registration statement.

  Termination

        The Stockholders' Agreement shall terminate immediately prior to the closing of the earlier of a public offering of our company's securities for aggregate gross proceeds of at least $100 million or the acquisition by a third party of either 50% or more of our then outstanding shares or all or substantially all of our assets. However, the registration rights contained in the Stockholders' Agreement of our securities shall survive any such termination.

  Transfer Restrictions

        The Stockholders' Agreement provides that holders of shares of our common and preferred stock may transfer those shares only if the transfer is made in compliance with the tag along and drag along rights described below and the transferee agrees to be bound by the terms of the Stockholders' Agreement, provided that these limitations do not apply to transfers pursuant to or after our initial public offering in a public offering of our equity securities or in compliance with Rule 144 under the Securities Act. In addition, we will not recognize any transfer of our shares in violation of the Stockholders' Agreement, in violation of applicable law, including federal securities laws and state securities or "blue sky" laws, or which requires us to register our common or preferred stock pursuant to Section 12(g)(1) of the Exchange Act as a result of our shares being held of record by 500 or more persons. Finally, for any transfer of our shares, the Stockholders' Agreement provides that we may require the transferring stockholder to provide us with an opinion of counsel and certain representations and warranties to ensure compliance with applicable federal securities laws and state securities or "blue sky" laws and any other applicable laws.

  Tag Along and Drag Along Rights

        Tag Along Rights.    The Stockholders' Agreement provides holders of shares of our common and preferred stock tag along rights with respect to any proposed transfer or series of related transfers of shares representing 30% or more of all of our outstanding shares of common and preferred stock. In any such proposed transfer, stockholders exercising their tag along rights have the right to sell a pro rata portion of their shares in the transfer.

        If a transfer with respect to which tag along rights are exercised involves the sale of both common and preferred stock, the economic terms of the transfer must be the same on a per share basis, based upon the number of shares of common stock issuable upon the conversion of the preferred stock at the then-existing conversion price of the preferred stock. The tag along rights described above do not apply to transfers of shares of our common or preferred stock to certain affiliates of the transferring holder.

        Drag Along Rights.    The Stockholders' Agreement provides drag along rights whereby holders of a specified percentage of our outstanding common and preferred stock may cause all of our stockholders to participate in a drag along transaction. The agreement provides that the "specified percentage" is two-thirds at any time on or before July 1, 2014 and 50% at any time after July 1, 2014. A "drag along transaction" means a bona fide negotiated transaction or series of related transactions whereby:

  •
  50% or more of our outstanding shares of common stock are to be sold to a third party buyer;

  •
  all or substantially all of our assets are to be sold to a third part buyer; or

  •
  we are to be merged with or into, or consolidated with, a third party buyer.

In any drag along transaction, all of our stockholders shall be obligated to:

  •
  in the case of a sale of 50% or more of our outstanding shares of common stock, transfer a pro rata portion of their shares to the third party buyer on substantially the same terms and conditions as the stockholders initiating the sale and take all actions necessary to effect such transfer; or

  •
  in the case of a sale of assets or merger or consolidation of our company, execute and deliver all instruments and take all actions necessary to effect such transaction.

        In furtherance of the drag along rights described above, each stockholder other than OCP I LP, Onex Corporation and their affiliates, or the Onex Stockholders, that beneficially owns less than 5% of our outstanding shares of common and preferred stock, has agreed to appoint our president and our treasurer as proxies to vote all of such stockholder's shares in a manner consistent with the provisions described above and to grant each of our president and our treasurer such stockholder's power of attorney to execute any agreements or documents required to effect a drag along transaction.

        If any drag along transaction involves both shares of common and preferred stock, the economic terms of the transaction shall be the same on a per share basis, based upon the number of shares of common stock issuable upon the conversion of the preferred stock at the then-existing conversion price of the preferred stock. The drag along rights described above do not apply to transfers of shares of our common or preferred stock to certain affiliates of the transferring holder.

  Board of Directors

        Under the Stockholders' Agreement, each stockholder is required to vote all voting shares such stockholder owns, or has voting control over, in such manner as from time to time as shall be necessary to ensure that the number of directors of our company is set and remains at five and that our board of directors is at all times comprised of the following persons:

  •
  our then serving chief executive officer, or the CEO Director;

  •
  so long as the Onex Stockholders beneficially own at least 10% of our outstanding shares, one individual designated by the Onex Stockholders and who need not be an independent director;

  •
  so long as the Onex Stockholders beneficially own at least 20% of our outstanding shares, a second individual designated by the Onex Stockholders and who shall be an independent director; provided, however, that in the event Mr. Alex Yemenidjian ceases to be the CEO Director, this director need not be an independent director;

  •
  so long as the Onex Stockholders beneficially own at least 30% of our outstanding shares, a third individual designated by the Onex Stockholders and who shall be an independent director; and

  •
  so long as the Onex Stockholders beneficially own at least 20% of our outstanding shares, an independent director designated by joint written agreement among each of our stockholders who is not an Onex Stockholder and is individually the beneficial owner of more than 5% of our outstanding shares, or if such stockholders cannot reach a joint written agreement, nominated by a group of our stockholders who are not Onex Stockholders and collectively beneficially own more than 5% of our outstanding shares and who receives a plurality of votes of our stockholders who are not Onex Stockholders until such time as another individual is designated pursuant to a joint written agreement.

        The Stockholders' Agreement defines an "independent director" as an individual who qualifies as an independent director under the rules promulgated under any national securities exchange on which our shares are listed or, so long as our shares are not listed, the rules promulgated by the New York Stock Exchange.

  Company Restrictions

        Certain Actions Requiring Stockholder Approval.    We may not take any of the following actions unless authorized to do so by the vote of more than two-thirds of our stockholders:

  •
  amend, repeal or modify our certificate of incorporation or bylaws, except when necessary to comply with gaming license laws or to implement an issuance of securities on or before May 5, 2012 unanimously approved by our board of directors;

  •
  sell, transfer or otherwise dispose of all or substantially all of our assets or merge or consolidate our company into another entity, unless in accordance with the drag along rights described above; or

  •
  liquidate, dissolve or wind up our company.

        For purposes of approving the actions listed above or to the extent a stockholder vote is required by law, shares of our Class B Common shall be entitled to one vote per share and shall vote as a single class together with the holders of shares of our Class A Common and any other shares of our capital stock not otherwise carrying voting rights but granted voting rights by law.

        Matters Requiring Unanimous Approval of our Board of Directors.    We may not take any of the following actions unless unanimously approved by our board of directors:

  •
  enter into or materially modify any contract or arrangement with any of our directors, officers or key employees or any owner of 1% or more of our outstanding capital stock;

  •
  sell or issue any shares of capital stock or rights to acquire shares of capital stock on or before May 5, 2012, except for:

  •
  issuances of securities in any recapitalization of our company, including through a stock split, exchange or conversion affecting all shares of our common stock proportionately;

    •
    issuances of securities to our officers, directors or employees under any equity incentive plan adopted by our board of directors;

    •
    the issuance by us of up to $125 million in gross proceeds of preferred stock, of which we have issued $75 million of Class A Preferred;

    •
    issuances upon the conversion of outstanding convertible securities of our company;

    •
    issuances pursuant to registered public offerings by our company;

    •
    issuances as consideration in an acquisition or merger transaction, excluding transactions with any affiliate of our company;

    •
    issuances of securities to any debt holder of our company in connection with non-equity financing transactions with persons not affiliated with our company; or

    •
    issuances of stock dividends paid to all holders of the relevant classes of our shares;

provided, however, that, notwithstanding the above, from and after July 1, 2011, we may issue shares of our capital stock upon the approval of a majority of our board of directors and the authorization of more than two-thirds of our stockholders entitled to vote on the matter; and, provided further, that in the case of any event or circumstance that will or may reasonably be anticipated to cause or result in an imminent default under any of our indebtedness that is reasonably likely to result in acceleration of such indebtedness, or the loss of or imposition of a limitation upon a license, permit or approval required for our business or the violation of any law, regulation or rule that could have a material adverse effect on our business, we may issue shares of our capital stock upon the approval of a majority of our board of directors and a majority of our stockholders in order to cure, avoid or mitigate the effects of such event or circumstance;

  •
  take any action that would require a stockholder that is not required to be licensed or found suitable by the applicable Nevada gaming authorities to be required to be licensed or found suitable, unless required as a result of a change in applicable law; or

  •
  voluntarily suspend or fail to make any filings required to maintain our qualification as a "publicly traded corporation" under Nevada Revised Statutes section 463.487.

        Preemptive Rights.    The Stockholders' Agreement grants our current stockholders preemptive rights to participate, on a pro rata basis, in any future issuance of additional shares of our capital stock or other securities convertible into shares of our capital stock. These preemptive rights do not apply to:

  •
  issuances of securities in any recapitalization of our company, including through a stock split, exchange or conversion affecting all shares of our common stock proportionately;

  •
  issuance of securities to our officers, directors or employees under any equity incentive plan adopted by our board of directors;

  •
  the issuance by us of up to $125 million in gross proceeds in preferred stock, of which we have issued $75 million of Class A Preferred;

  •
  issuances upon the conversion of outstanding convertible securities of our company;

  •
  issuances pursuant to registered public offerings by our company;

  •
  issuances as consideration in an acquisition or merger transaction, excluding transactions with any affiliate of our company;

  •
  issuances of securities to any debt holder of our company in connection with a non-equity financing transactions with persons not affiliated with our company; or

  •
  issuances of stock dividends paid to all holders of the relevant classes of our shares.

        Our stockholders may not be afforded the right to exercise their preemptive rights where our board of directors determines that the delay caused by allowing our stockholders to exercise their preemptive rights would be reasonably likely to adversely affect our company.

  Committees

        The Stockholders' Agreement provides that our board of directors shall form and maintain an audit committee, a nominating/governance committee and a compensation committee, which may be part of the nominating/governance committee. Each committee shall have three members selected from the members of our board of directors. So long as the Onex Stockholders beneficially own at least 20% of our outstanding shares, they shall have the right to designate two members of each committee. So long as the Onex Stockholders own at least 10% of our outstanding shares, they shall have the right to designate one member of each committee.

  Registration Rights

        Shelf Registration.    The Stockholders' Agreement provides that holders of 10% or more of our outstanding common stock, excluding the Onex Stockholders, may require us to register all of their shares through a shelf registration statement on Form S-3 under the Securities Act, at any time following our becoming eligible to register securities on Form S-3 under the Securities Act and our having available audited consolidated financial statements for the required fiscal years. Upon a request for shelf registration, we are required to prepare and file such registration statement promptly, and in any event within 60 days if filing on Form S-3 under the Securities Act or 90 days if filing on any other form, and use commercially reasonable efforts to cause it to be declared effective as promptly as reasonably practicable and to continuously maintain effectiveness. Our stockholders may make no more than two requests for shelf registration. In addition, at any time after we have available audited consolidated financial statements for the required fiscal years, holders of 10% or more of our outstanding common stock, excluding the Onex Stockholders, may request that we register all of their shares through a shelf registration statement on Form S-1 under the Securities Act, which request we shall consider in good faith but shall not be required to file or keep effective such shelf registration statement on Form S-1 under the Securities Act.

        Underwritten Offerings.    Once we have the necessary audited financial statements, we shall be required to initiate and use commercially reasonable efforts to complete an initial public offering of our common stock upon the direction of a majority of our board of directors, the written request of two-thirds or more of our stockholders on or before July 1, 2014 or the written request of a majority of our stockholders following July 1, 2014; provided, however, that we will not be required to make any such registration if the aggregate gross proceeds of such initial public offering will be less than $100 million. Our company will include in such initial public offering all securities that are qualified to be included under the Stockholders' Agreement. In addition, once we have the necessary audited financial statements, so long as the Onex Stockholders hold at least 10% of our outstanding shares, any Onex Stockholder may request that we effect a registration of some or all of the shares held by the Onex Stockholders, provided that this request may be made no more than five times by the Onex Stockholders.

        Piggyback Rights.    If we propose to file a registration statement, including a shelf registration statement or pursuant to a request by the Onex Stockholders, then we are required to offer beneficial holders of 5% or more of our outstanding common stock the opportunity to register qualifying shares in such registration statement. These piggyback rights are subject to various conditions and limitations, including the rights of the underwriters of an offering to limit the number of registrable securities that may be included in the offering.

        Gaming Laws and Blackout Periods.    Our company's obligations to file a registration statement are subject to obtaining all necessary approvals and licensing under applicable gaming laws. Our obligations to file a registration statement pursuant to a request by stockholders or maintain a shelf registration statement are further subject to blackout periods, not to exceed 180 days, to the extent our board of directors determines necessary in the case of imminent or concurrent offering of our equity securities, a potential delay or interference with any proposed transaction by our company or our being in possession of material nonpublic information the disclosure of which would not be in our best interests.

        Expenses.    We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions and transfer taxes, if any.

Lease Agreement

  Overview

        On June 22, 2009, we entered into a lease agreement, or the Armenco Lease Agreement, with Armenco, a company controlled by our Chairman of the Board, Chief Executive Officer and President, whereby we lease the real and personal property of the Tropicana Las Vegas to Armenco, allowing Armenco to operate the Tropicana Las Vegas and the restaurants, lounges, retail shops and other related support facilities located therein. This description, which summarizes the material terms of the Armenco Lease Agreement, is not complete. You should read the full text of the Armenco Lease Agreement, which is included as an exhibit to this registration statement.

  Gaming Approval

        Prior to the commencement date of the Armenco Lease Agreement, Armenco obtained all necessary approvals and licenses under all applicable gaming laws necessary to operate the Tropicana Las Vegas, including the approval of the Armenco Lease Agreement by the applicable Nevada gaming authorities.

  The Property

        The Lease provides that we will lease the real property and personal property comprising the Tropicana Las Vegas to Armenco, including, but not limited to, the operation of restaurants, lounges, retail shops and other related support facilities located within the Tropicana Las Vegas. In order to comply with the applicable gaming laws, Armenco has negotiated new agreements pertaining to the ownership and lease of all gaming devices with the gaming device manufacturers directly.

        In addition, the lease provides for the lease to Armenco of the cash in our operating accounts, or the Operating Accounts, which are to be used by Armenco solely for operating expenses, and other necessary expenses, of the Tropicana Las Vegas. All revenue and other amounts received by Armenco from the operation of the Tropicana Las Vegas over the term of the lease must be deposited into the Operating Accounts.

  Term and Termination

        The term of the Armenco Lease Agreement is 12 months, but terminates automatically 30 days following our receipt of all necessary approvals and licenses to operate the Tropicana Las Vegas under all applicable gaming laws. Upon termination of the Armenco Lease Agreement due to our receipt of such approvals, Armenco, for a nominal amount, will transfer to us the leases and titles to the gaming devices used in connection with the operation of the Tropicana Las Vegas. Either party is also entitled to terminate the Armenco Lease Agreement for any reason on 30 days written notice.

  Rent, Armenco Fee and Capital Reserve Account

        Rent is fixed at $1.00 per month, and Armenco is responsible for all costs and expenses related to the operation of the Tropicana Las Vegas including, but not limited to, all real and personal property taxes, all gaming and business license fees or taxes, other state and federal taxes, utilities, and employee wages. These costs and expenses are to paid out of the Operating Accounts.

        In consideration for Armenco's services, Armenco shall be entitled to a fee equal to the sum of:

  •
  2% of all revenue from the operation of the Tropicana Las Vegas, less complimentary housing, meals and other items granted to third parties by Armenco for promotional purposes consistent with gaming industry practices, or the Preferred Fee; and

  •
  5% of the amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, from the operation of the Tropicana Las Vegas during the term of the lease, after EBITDA is reduced by the amount of the Preferred Fee.

        To the extent that the cash in the Operating Accounts at the end of the lease term, after subtraction of the fees payable to Armenco, exceed the cash in the Operating Accounts at the beginning of the lease term, the Armenco Lease Agreement provides that the excess cash must be placed in a separate capital reserve account to be used by us only for capital expenditures in connection with our assets.

Trilliant Management Agreement

  Overview

        Once we obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals necessary for us to own and operate our gaming facility, we intend to terminate our agreement with Armenco and retake ownership and operating control of the Tropicana Las Vegas. Thereafter, we intend to enter into a management agreement, or the Management Agreement, with Trilliant LP whereby Trilliant LP will assist us in the management and operation of the Tropicana Las Vegas. We have not finalized the Management Agreement but have agreed to its basic terms. This description summarizes the anticipated material terms of the Management Agreement. However, it must be noted that these terms may change as we continue to negotiate the terms of the Management Agreement with Trilliant LP.

        Trilliant LP is a limited partnership that is controlled by its general partner, Trilliant Gaming. Each of Mr. Alex Yemenidjian, our Chairman of the Board, Chief Executive Officer and President, Mr. Timothy Duncanson, one of our directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholder agreement between Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming.

  Term

        Subject to Trilliant LP obtaining all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals necessary for the management of our hotel casino, the Management Agreement will become effective upon the termination of the lease agreement with Armenco. The initial term of the Management Agreement will be 10 years, which will be extended for an additional 10 year period unless we or Trilliant LP determine not to renew.

  Services and Personnel

        Trilliant LP will be responsible for the day-to-day operations of the Tropicana Las Vegas including:

  •
  designing and implementing a detailed business plan;

  •
  preparing the annual budget;

  •
  supervising the implementation of sales, marketing and promotional programs, credit policies and procedures, internal control systems and security procedures;

  •
  supervising the services of independent contractors;

  •
  purchasing goods necessary for the operation of the Tropicana Las Vegas;

  •
  approving insurance policies to adequately protect us and the Tropicana Las Vegas;

  •
  approving and supervising the implementation of leasing strategies and negotiating lease transactions;

  •
  advising us with respect to the selection of accountants and auditors;

  •
  approving the selection of all names, logos, trademarks and service marks to used with the operation of the Tropicana Las Vegas;

  •
  supervising alterations, additions or improvements to the Tropicana Las Vegas;

  •
  approving financial reports in connection with government filings or as required by lenders in connection with financing transactions;

  •
  approving employee and personnel policies; and

  •
  negotiating collective bargaining agreements relating to our employees.

        In addition to the responsibilities listed above, Trilliant LP will also hire and supervise all personnel subject to our right to veto the hiring of an employee or terminate the employment of an employee that jeopardizes any of our hotel casino's gaming approvals, licenses or permits. All personnel of our hotel casino will be our employees except for certain key personnel which will be employees of Trilliant LP.

  Compensation

        During each contract year, we will pay Trilliant LP an annual fee equal to the sum of:

  •
  2% of all revenue from the operation of our hotel casino, less complimentary housing, meals and other items granted to third parties by Trilliant LP for promotional purposes consistent with gaming industry practices, or the Revenue Fee; and

  •
  5% of the amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, from the operation of our hotel casino during the term of the Management Agreement, after EBITDA is reduced by the amount of the Revenue Fee.

        In addition, we will pay Trilliant LP's out-of-pocket costs and expenses incurred for and during travel and related matters in furtherance of its duties under the Management Agreement.

  Termination

        We may terminate the Management Agreement upon 30 days written notice if Trilliant LP materially mismanages the Tropicana Las Vegas or misuses any funds made available for the operation of the Tropicana Las Vegas. Trilliant LP may terminate the Management Agreement if we are unable to make the required payments to Trilliant LP required under the Management Agreement.

        Either party may terminate the Management Agreement if the other party (i) admits it is unable to pay its debts as they become due, (ii) files for bankruptcy or dissolution, (iii) incurs any levy or judgment which adversely affects its ability to perform its obligations under the Management Agreement or (iv) loses any governmental licenses, permits or registrations necessary to own or operate our hotel casino.

        If Trilliant LP terminates the Management Agreement for cause as described above, then we are required to pay Trilliant LP, as liquidated damages, (i) all amounts due Trilliant LP for services rendered prior to the effective date of termination and (ii) a termination fee to be determined prior to the Management Agreement becoming effective.

Employment Arrangements

        We have entered into an employment agreement with Mr. Yemenidjian, Ms. Beckett and Mr. McCartney. See "Item 6. Executive Compensation—Compensation Discussion and Analysis—Employment Agreements."

Indemnification

        Our certificate of incorporation and bylaws provide that our company will provide directors and officers liability insurance coverage to our current directors and officers See "Item 12. Indemnification of Officers and Directors."

Director Independence

        Although we are not subject to the rules promulgated by the New York Stock Exchange, we have used the independence requirements set forth in these rules as a benchmark to determine whether our directors are independent. Pursuant to the Stockholders' Agreement, three of the five members of our board of directors must qualify as "independent directors" under the rules of the New York Stock Exchange. Our board of directors has determined that Judy K. Mencher, John Redmond and Sergio Zyman meet such requirements.

Item 8.    LEGAL PROCEEDINGS.

        We are a plaintiff in a civil action pending in the United States District Court for the District of Nevada, called Tropicana Las Vegas, Inc. and Hotel Ramada of Nevada, LLC v. Aztar Corporation and Tropicana Entertainment, LLC (Case No. A09595469-B). We are seeking confirmation from the court that we have the right to use the "Tropicana" name based on implied and express agreements and the application of principles of estoppel. The defendants contend that they alone have a right to use the "Tropicana" name and, further, have asserted a counterclaim that we are infringing their purported trademark rights by using the "Tropicana" name in conducting our business. After the action was filed, the defendants removed it to the United States District Court for the District of Nevada; we moved to remand the action, which motion was granted, the effect being that the case has now returned to state court. Prior to remand, on January 8, 2010, we filed a Motion For Summary Judgment in the United States District Court for the District of Nevada, where the case was then pending. The motion asserts that we are entitled to judgment as a matter of law based on historical agreements concerning the property and the name Tropicana. The defendants have not responded to the Motion. Discovery is ongoing, and we therefore cannot express an opinion at this time on the outcome of the case.

        In the Bankruptcy Plan we assumed certain obligations and liabilities of the LandCo Entities, particularly liabilities in respect of post-bankruptcy petition administrative expenses. We have paid approximately $2.5 million in allowed priority and cure claims and in non-professional fee administrative expenses and, with the exception of one disputed priority claim asserted in the amount of approximately $426,000 and one disputed priority tax claim asserted in the amount of approximately

$42,200, we do not anticipate any material additions to such claims or expenses. Professionals employed at the expense of the bankruptcy estates of the LandCo Entities and other debtors have filed applications for allowance of approximately $13 million in professional fees and expenses against the LandCo Entities. We dispute and intend to object to many of those applications and believe that our liability in respect of such claimed professional fees and expenses will be materially less than the amounts requested, but we can give no assurance in this regard. Tropicana Entertainment, former ultimate owner of the Tropicana Las Vegas, has asserted a claim of approximately $520,000 for management fees and an unliquidated contingent claim relating to alleged workers' compensation liabilities. We dispute a portion of the claimed management fee and currently are in discussions with Tropicana Entertainment regarding a resolution. We dispute the claim in respect of workers' compensation liabilities in its entirety. However, no assurance can be given that the claims asserted will be ultimately disallowed or will not have a material adverse impact on us.

Item 9.    MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

        There currently is no established public trading market for our common stock. As of January 1, 2010, there were 4,487,485 shares of our Class A Common and 750,000 shares of our Class A Preferred outstanding.

Holders

        As of January 1, 2010, there were 57 holders of record of our Class A Common and ten holders of record of our Class A Preferred.

Dividends

        Holders of shares of our common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. We do not anticipate declaring a dividend on our common stock for the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

        As of February 1, 2010, we did not maintain any equity compensation plans, however we intend to grant $100,000 worth of shares of restricted stock of Class A Common to each of our three independent directors as described above under "—Director Compensation."

Item 10.    RECENT SALES OF UNREGISTERED SECURITIES.

        In connection with the Bankruptcy Plan, which became effective on July 1, 2009, we issued, on a pro rata basis, 4,427,485 shares of our Class A Common to the 64 holders of secured claims under a $440 million senior credit facility in partial satisfaction of their secured claims under the senior credit facility.

        Contemporaneously with the issuance of the Class A Common, ten of the LandCo Lenders subscribed to purchase 750,000 shares of Class A Preferred for $75 million to provide operating capital for our company. An additional 60,000 shares of Class A Common was issued to one of such LandCo Lenders on December 30, 2009 in consideration of it having provided a "backstop" for the offering (i.e., it purchased the shares of Class A Preferred that were unsubscribed for by the other LandCo Lenders to ensure that we could raise a full $75 million from the offering). In accordance with the Certificate of Designations for the Class A Preferred, the holders of two-thirds of the outstanding shares of Class A Preferred waived the anti-dilution rights of the Class A Preferred with respect to the issuance of the 60,000 shares of our Class A Common in consideration of the "backstop" for the offering. These issuances were in connection with the Bankruptcy Plan.

        We entered into the Stockholders' Agreement with each of holder of Class A Common and Class A Preferred. See "Item 7. Certain Relationships and Related Transactions, and Director Independence—Stockholders' Agreement."

        Also in connection with the Bankruptcy Plan, on July 1, 2009 we issued the Tropicana Entertainment Warrant, which entitles Tropicana Entertainment to purchase up to 664,122 shares of our Class B Common at an exercise price per share equal to (a) $66,512,373 plus interest accrued from and after July 1, 2009 at the rate of 15% per annum, compounded annually, divided by (b) 664,122. The Tropicana Entertainment Warrant is exercisable by Tropicana Entertainment at any time on or prior to the earlier of (i) 5:00 pm, New York City time, on July 1, 2013, or (ii) a date on which we sell, lease, transfer or otherwise dispose of substantially all of our property, assets or business, another person or entity acquires all or substantially all of our shares of common stock or we consolidate with or merge with or into another person or entity or enter into a business combination with another person. In order to exercise the Tropicana Entertainment Warrant, Tropicana Entertainment is required to become a party to the Stockholders' Agreement.

        The offer, sale and issuance of the Class A Common, the Class A Preferred and the Tropicana Entertainment Warrant described above are exempt from Section 5 of the Securities Act of 1933, or the Securities Act, and from any other state or local law requiring registration or licensing of an issuer of a security, pursuant to section 1145 of the Bankruptcy Code because the Class A Common, the Class A Preferred and the Tropicana Entertainment Warrant were offered, sold and issued in partial satisfaction of claims resolved through the Bankruptcy Plan.

Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Authorized capital stock

        Our authorized capital stock consists of 11,500,000 shares of common stock, $0.01 par value per share, of which 8,000,000 are designated Class A Common and 3,500,000 are designated Class B Common, and 750,000 shares of preferred stock, $0.01 par value per share, designated Class A Preferred.

        Pursuant to this registration statement, we are registering our Class A Common which is described below.

Common Stock

  Holders

        As of January 1, 2010, we had 4,487,485 shares of Class A Common outstanding and held of record by 57 stockholders. As of the same date, none of our Class B Common was outstanding.

  Voting Rights

        In all matters submitted to a vote of our stockholders, including the election of our directors, each holder of our Class A Common shall be entitled to one vote, in person or by proxy, for each share standing in such holder's name on our stock transfer records. To the fullest extent permitted by law, holders of Class B Common shall not be entitled to vote on any matter submitted to a vote of our stockholders.

  Dividend Rights

        Holders of our shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. Our stockholders are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of Class A Preferred or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

  Conversion Rights

        Each share of Class A Common is convertible into a share of Class B Common, in each case as adjusted for any stock dividends, splits, combinations, recapitalizations, reclassifications and similar events.

        Each share of Class B Common is convertible into a share of Class A Common, in each case as adjusted for any stock dividends, splits, combinations, recapitalizations, reclassifications and similar events, provided that such conversion is in compliance with, and such holder has, all necessary approvals and licenses under all applicable gaming laws.

  Liquidation and Other Rights

        Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of our common stock are entitled to receive a pro rata distribution per share of any excess amount.

        Holders of shares of our common stock have no preference, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our stockholders.

Preferred Stock

        As of January 1, 2010, we had 750,000 shares of Class A Preferred outstanding and held of record by 10 stockholders.

  Class A Convertible Participating Preferred Stock

        The Class A Preferred constitutes a series of our preferred stock, consisting of an aggregate of 750,000 shares having a per share liquidation preference amount equal to the greater of (i) $100 plus the amount of accrued and unpaid dividends for any prior dividend periods; and (ii) an amount equal to the amount the holders of the Class A Preferred would have received upon liquidation, dissolution or winding up of our company had such holders converted their shares of the Class A Preferred into shares of our common stock immediately prior to such liquidation, dissolution or winding up.

  Dividends

        Rate.    Dividends on the Class A Preferred are payable semi-annually in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $100 per share original purchase price plus the amount of cumulated and unpaid dividends for any prior dividend periods. Dividends on the Class A Preferred accrue at a rate of 12.5% per annum. Dividends on the Class A Preferred are payable semi-annually in arrears on February 17 and August 17 of each year, commencing on February 17, 2010. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Class A Preferred) to but excluding the following dividend payment date is referred to as a "dividend period." Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Any payment of a dividend will first be credited against the earliest cumulated but unpaid dividend due with respect to such share that remains payable.

        Dividends on the Class A Preferred will be cumulative. If for any reason our board of directors does not declare a dividend on the Class A Preferred for a particular dividend period, or if our board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

        We are not obligated to pay holders of the Class A Preferred any dividend in excess of the dividends on the Class A Preferred that are payable as described above. There is no sinking fund with respect to dividends on the Class A Preferred.

        Priority of Dividends.    So long as the Class A Preferred remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any series of shares that ranks junior to the Class A Preferred (other than dividends payable solely in our common stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of our common stock unless all accrued and unpaid dividends on the Class A Preferred for all past dividend periods are paid in full. As of September 30, 2009, we had $1.1 million in dividends in arrears on the Class A Preferred.

  Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, holders of the Class A Preferred will be entitled to receive for each share of Class A Preferred, out of the assets of our company or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Class A Preferred, payment of an amount equal to the greater of (i) $100 plus the amount of accrued and unpaid dividends for any prior dividend periods; and (ii) an amount equal to the amount the holders of Class A Preferred would have received upon liquidation, dissolution or winding up of our company had such holders converted such share of Class A Preferred into shares of common stock immediately prior to such liquidation, dissolution or winding up.

  Conversion Rights

        Optional Conversion.    Each holder of the Class A Preferred is entitled to convert any and all shares of such stock into shares of Class A Common or Class B Common (at the option of such holder) provided that the conversion of Class A Preferred to Class A Common will not be permitted unless such conversion is in compliance with, and such holder has, all necessary approvals and licenses under all applicable gaming laws. The number of shares of Class A Common or Class B Common (at the option of such holder) that each share of Class A Preferred can be converted into can be determined by dividing (i) the sum of the $100 per share original purchase price of the Class A Preferred and the amount of accrued and unpaid dividends for any prior dividend periods by (ii) the conversion price at the time of the time of the conversion. The initial conversion price is $25. The

Class A Preferred has weighted average anti-dilution rights that adjust the conversion price downward in the event of an issuance of shares by us at a price lower than the initial conversion price.

        Automatic Conversion.    Each outstanding share of Class A Preferred will automatically convert into a number of shares of Class A Common or Class B Common, as the case may be, upon any initial public offering of our common stock on a national stock exchange. Each share of Class A Preferred will be converted pursuant to the same formula set forth in "Optional Conversion" above.

  Voting Rights

        In all matters submitted to a vote of our stockholders, including the election of our directors, each holder of shares of our Class A Preferred shall be entitled to cast a number of votes equal to the number of votes that could be cast by the holder of the number of shares of Class A Common into which such shares of Class A Preferred could then be converted into pursuant to the formula set forth in "Optional Conversion" above.

Transfer Agent and Registrar

        Holders of shares of our common and preferred stock may transfer those shares only if the transfer is made in compliance with the tag along and drag along rights described below and the transferee agrees to be bound by the terms of the Stockholders' Agreement, provided that these limitations do not apply to transfers pursuant to our initial public offering or subsequent to our initial public offering in a public offering of our equity securities or in compliance with Rule 144 under the Securities and Exchange Act of 1934, as amended. See "Item 7. Certain Relationships and Related Transactions, and Director Independence—Stockholders' Agreement."

        Wells Fargo Shareowner Services acts as the transfer agent and registrar for the shares of our common and preferred stock.

Item 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The Delaware General Corporation Law provides that each of our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

  •
  for any transaction from which the director derives an improper personal benefit.

        As a result, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

        The indemnification provided to our directors and officers under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

        We currently maintain director and officer liability insurance on behalf of our directors and officers.

Item 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        The financial statements required to be included in this registration statement appear immediately following the signature page to this registration statement beginning on page F-1.

Item 14.    CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        We have no disagreements with the findings of our accountant.

Item 15.    FINANCIAL STATEMENTS AND EXHIBITS.

        (a)   List separately all financial statements filed.

          See Index to Financial Statements beginning on Page F-1.

        (b)   Exhibits

          See "Exhibit Index" below.

Signatures

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
Date: February 16, 2010	By:	/s/ ALEX YEMENIDJIAN
	Name:	Alex Yemenidjian
	Title:	Chief Executive Officer and President

INDEX TO FINANCIAL STATEMENTS

        The following financial statements of Tropicana Las Vegas Hotel and Casino, Inc. and certain predecessor entities are presented herein on the page indicated:

Tropicana Las Vegas Hotel and Casino, Inc. and Predecessor's Unaudited Interim Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008	F-2

Unaudited Condensed Consolidated Statements of Operations for the Period July 1, 2009 through September 30, 2009, the Period January 1, 2009 through June 30, 2009 and Year to Date ended September 30, 2008	F-3

Unaudited Condensed Consolidated Statements of Member's Equity for the Period July 1, 2009 through September 30, 2009, the Period January 1, 2009 through June 30, 2009 and Year to Date ended September 30, 2008	F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the Period July 1, 2009 through September 30, 2009, the Period January 1, 2009 through June 30, 2009 and Year to Date ended September 30, 2008	F-5
Notes to Condensed Consolidated Financial Statements (unaudited)	F-6
Tropicana Las Vegas Resort and Casino, LLC (fka Wimar LandCo, LLC) dba Tropicana Resort and Casino Las Vegas Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-22
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-23
Consolidated Statements of Operations for the Year Ended December 31, 2008 and the period January 3, 2007 to December 31, 2007	F-24
Consolidated Statements of Member's Equity for the Year Ended December 31, 2008 and the period January 3, 2007 to December 31, 2007	F-25
Consolidated Statements of Cash Flows for the Year Ended December 31, 2008 and the period January 3, 2007 to December 31, 2007	F-26
Notes to Consolidated Financial Statements	F-27
Hotel Ramada of Nevada dba Tropicana Resort and Casino and Adamar of Nevada Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-45
Combined Statement of Income for Year Ended December 31, 2006	F-46
Combined Statement of Stockholder's Equity for Year Ended December 31, 2006	F-47
Combined Statement of Cash Flows for Year Ended December 31, 2006	F-48
Notes to Combined Financial Statements	F-49

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)

	Successor	Predecessor
	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$66,362	$16,619
Restricted cash	4,957	17,597
Receivables, net	1,415	2,011
Inventories	620	1,139
Deferred tax asset	—	4,165
Prepaid expenses and other assets	4,209	2,374

Total current assets	77,563	43,905
Property and equipment, net	236,772	628,276
Intangible assets, net	—	728
Due from Tropicana Entertainment Holdings, LLC, net	—	613,454
Other assets, net	206	886

Total assets	$314,541	$1,287,249

LIABILITIES AND STOCKHOLDER'S/MEMBER'S EQUITY
Current liabilities not subject to compromise:
Current portion of capital lease obligations	$255	$—
Accounts payable	12,597	6,844
Accrued payroll and related	5,141	5,064
Due to affiliates, net	—	112
Accrued gaming and related	1,250	1,958
Other accrued expenses and current liabilities	1,450	2,073

Total current liabilities not subject to compromise	20,693	16,051
Capital lease obligations	185	—
Other long-term liabilities	—	974
Deferred tax liabilities	—	123,420

Total liabilities not subject to compromise	20,878	140,445
Liabilities subject to compromise	—	475,933

Total liabilities	20,878	616,378
Commitment and contingencies (Note 7)
Stockholder's/Member's Equity:
Member's equity	—	670,871
Preferred stock, $0.01 par value, 750,000 shares authorized,
733,061 shares issued and outstanding	7	—
Class A common stock, $0.01 par value, 8,000,000 shares authorized,
4,427,485 shares issued and outstanding	44	—
Class B common stock, $0.01 par value, 3,500,000 shares authorized,
no shares issued and outstanding	—	—
Additional paid-in capital	303,254	—
Accumulated deficit	(9,642)	—

Total stockholder's/member's equity	293,663	670,871

Total liabilities and stockholder's/member's equity	$314,541	$1,287,249

The accompanying notes are an integral part of these condensed consolidated financial statements.

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Successor	Predecessor
	Three Months Ended September 30, 2009	Six Months Ended June 30, 2009	Nine Months Ended September 30, 2008
	(unaudited)	(unaudited)
Revenues:
Casino	$8,482	$18,789	$36,544
Room	5,821	12,420	31,999
Food and beverage	4,294	9,505	17,088
Other	2,144	6,986	17,093

Gross revenues	20,741	47,700	102,724
Less: promotional allowances	(1,905)	(3,806)	(7,177)

Net revenues	18,836	43,894	95,547

Operating costs and expenses:
Casino	6,675	12,444	21,857
Room	4,053	8,519	18,834
Food and beverage	4,531	9,748	17,161
Other	1,200	3,932	7,895
Marketing, advertising and promotions	616	2,256	4,242
General and administrative	6,015	6,602	10,050
Maintenance and utilities	4,359	5,069	7,861
Depreciation and amortization	1,044	1,956	4,671
Impairment charges and other write-downs	—	427,019	26,967

Total operating costs and expenses	28,493	477,545	119,538

Operating loss	(9,657)	(433,651)	(23,991)
Other income (expense):
Interest income	17	—	725
Interest expense	(2)	(2,560)	(27,861)

Total other expense	15	(2,560)	(27,136)

Loss before reorganization items and income taxes	(9,642)	(436,211)	(51,127)
Reorganization items, net	—	(1,502)	(1,474)

Loss before income taxes	(9,642)	(437,713)	(52,601)
Income tax benefit	—	129,452	33,795

Net loss	$(9,642)	$(308,261)	$(18,806)

Earnings per common share:
Basic and diluted	$(2.18)
Weighted average common shares outstanding:
Basic	4,427
Diluted	n/a
Dividends declared per common share	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S/MEMBER'S EQUITY

(in thousands)

		Stockholder's Equity
	Member's Equity	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's/ Member's Equity
Predecessor:
Balance, December 31, 2007	$833,097	$—	$—	$—	$—	$833,097
Net loss	(162,226)	—	—	—	—	(162,226)

Balance, December 31, 2008	670,871	—	—	—	—	670,871
Net loss (unaudited)	(308,261)	—	—	—	—	(308,261)

Balance, June 30, 2009 (unaudited)	$362,610	$—	$—	$—	$—	$362,610

Successor:
Balance, July 1, 2009 (unaudited)	$—	$7	$44	$303,254	$—	$303,305
Net loss (unaudited)	—	—	—	—	(9,642)	(9,642)

Balance, September 30, 2009 (unaudited)	$—	$7	$44	$303,254	$(9,642)	$293,663

The accompanying notes are an integral part of these condensed consolidated financial statements.

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor	Predecessor
	Three Months Ended September 30, 2009	Six Months Ended June 30, 2009	Nine Months Ended September 30, 2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(9,642)	$(308,261)	$(18,806)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,044	1,956	4,671
Amortization of debt issuance costs	—	—	6,748
Impairment charges and other write-downs	—	427,019	26,967
Deferred income tax	—	(129,452)	(33,798)
Change in fair value of interest rate swaps	—	—	1,363
Changes in operating assets and liabilities:
Accounts receivable, net	(464)	1,200	915
Inventories, prepaids and other assets	190	(658)	660
Accrued interest	—	(1,003)	1,129
Accounts payable, accrued expenses and other liabilities	1,769	(1,233)	2,773
Accrued expenses and other current liabilities related to bankruptcy	(7,492)	—	—
Other	(596)	(133)	(383)

Net cash used in operating activities	(15,191)	(10,565)	(7,761)

Cash flows from investing activities:
Purchase of property and equipment	(8,626)	(1,579)	(5,184)
Other	—	—	103

Net cash used in investing activities	(8,626)	(1,579)	(5,081)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	73,306	—	—
Principal payments on capital lease	(71)	(86)	—
Restricted cash	—	3,454	(1,658)
Advances from affiliate	—	(421)	6,003

Net cash provided by financing activities	73,235	2,947	4,345

Net increase (decrease) in cash and cash equivalents	49,418	(9,197)	(8,497)
Cash and cash equivalents, beginning of period	16,944	16,619	18,032

Cash and cash equivalents, end of period	$66,362	$7,422	$9,535

Supplemental cash flow disclosure:
Cash paid for interest	$—	$3,563	$18,621
Cash paid for reorganization items	—	1,579	1,260
Cash received related to reorganization items	—	(77)	(386)
Property and equipment financed by debt	—	406	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

1. Organization

Organization

        Tropicana Las Vegas Hotel and Casino, Inc., (the "Company", "we", "our", "us" or "Successor") is a Delaware corporation formed in June 2009 for the purpose of owning and operating Tropicana Las Vegas Holdings and its subsidiaries (the "Predecessor"), including the operations of the Tropicana Las Vegas Hotel and Casino, LLC dba Tropicana Resort and Casino Las Vegas (the "Tropicana Las Vegas") from Tropicana Entertainment Holdings, LLC ("TEH"), in connection with the Predecessor's plan of reorganization (the "Bankruptcy Plan") under Chapter 11 of Title 11of the United States Code (the "Bankruptcy Code").

        The Company is not currently licensed by Nevada gaming authorities to own and operate the gaming assets of the Tropicana Las Vegas. As a result, the gaming assets were transferred to Armenco Holdings, LLC ("Armenco") upon consummation of the Bankruptcy Plan. Armenco is currently the third-party operator of all gaming operations at the Tropicana Las Vegas. The Company does not own any legal interest in Armenco. The Company has determined that in accordance with accounting guidance, the Company is ultimately responsible for a majority of the operations' losses and is entitled to a majority of the operations' residual returns. As a result, the gaming operations are incorporated in the Company's financial statements. The Company's management anticipates that the Company will assume the gaming operations of the Tropicana Las Vegas once it has satisfied the conditions to the necessary gaming approvals.

Bankruptcy Proceedings

        On May 5, 2008 (the "Petition Date"), TEH together with certain of its subsidiaries, including the Predecessor, filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") for relief, seeking to reorganize their businesses under the provisions of the Bankruptcy Code (the "Chapter 11 Cases"). Prior to adoption of the Bankruptcy Plan, TEH and the Predecessor continued to operate as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. As TEH and certain of its subsidiaries progressed towards an exit from the Chapter 11 Cases, it was determined that given their capital structures and the claims arising thereunder, as well as the nature of the business operations, two separate plans were warranted. Accordingly, TEH proposed two separate plans of reorganization, one for the Predecessor and one for TEH's other gaming properties. The Bankruptcy Plan was consummated on July 1, 2009. See Note 3 for further discussion.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying condensed consolidated financial statements include the Company and its subsidiaries. All material intercompany transactions are eliminated in consolidation.

Basis of Presentation

        The accompanying condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information

2. Summary of Significant Accounting Policies (Continued)

presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results of operations for the period July 1, 2009 through September 30, 2009 are not necessarily indicative of future financial results. The unaudited interim condensed consolidated financial statements contained herein should be read in conjunction with the Predecessor's audited financial statements and notes presented elsewhere in this registration statement.

        The accompanying condensed consolidated statements of operations, stockholder's/member's equity and cash flows for 2009 are presented for two periods: January 1, 2009 through June 30, 2009 (the "Predecessor Period") and July 1, 2009 through September 30, 2009 (the "Successor Period"). The Predecessor Period reflects the historical accounting basis in the Predecessor's assets and liabilities, while the Successor Period reflects the assets and liabilities at fair value by allocating the Company's enterprise value to its assets and liabilities pursuant to accounting guidance related to business combinations.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for items, such as customer loyalty program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to fixed assets, asset impairment, enterprise value allocations made in connection with fresh-start reporting and the calculation of the income tax liabilities, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand at Tropicana Las Vegas, as well as highly liquid investments purchased with an original maturity of three months or less. These instruments are stated at cost, which approximates fair value because of their short maturities.

Restricted Cash

        Restricted cash held at September 30, 2009, consisted primarily of certain proceeds of the Company's financing activities invested in approved money market funds. These funds were restricted by the Bankruptcy Court in connection with the reorganization of the Predecessor for the purpose of satisfying liabilities related to professional services incurred as part of the Chapter 11 Cases. Restricted cash held at December 31, 2008 consisted primarily of cash reserves as a requirement of the Predecessor's $440 million Senior Secured Term Loan (the "Las Vegas Term Loan").

Concentration of Credit Risk

        The Company maintains cash and cash equivalents at a financial institution which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times the balances in the accounts exceed the FDIC insurance amount. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk. Concentration of credit risk, with respect to casino and hotel receivables, is limited through the Company's credit evaluation process.

        The Company issues markers to approved casino customers, and issues credit to convention-related hotel groups, following credit checks and investigation of credit worthiness. The Company ages such

2. Summary of Significant Accounting Policies (Continued)

casino and hotel receivables and has historically recorded a reasonable amount of associated bad debt expense.

Fair Value of Financial Instruments

        The carrying value of the Company's cash and cash equivalents, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments.

Receivables

        Receivables consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts. Receivables are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their expected realization, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management's experience with collection trends in the casino industry and current economic and business conditions. Recoveries of accounts previously written off are recorded when received.

Inventories

        Inventories consist of retail, food and beverage items and certain operating supplies which are stated at the lower of cost or market value. Cost is determined using the first-in, first-out ("FIFO") method.

Property and Equipment

        Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets or, for capital leases and leasehold improvements, over the shorter of the asset's useful life or the term of the lease. Land improvements are depreciated over an estimated useful life of 35 years. Buildings and improvements are depreciated over an estimated useful life of 2 to 35 year lives. Furniture, fixtures and equipment are depreciated over 3 to 7 year lives. Gains or losses on disposals of assets are recognized when realized or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

        The Company must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. In contrast to normal repair and maintenance costs that are expensed when incurred, items the Company classifies as maintenance capital are expenditures necessary to keep its existing property at its current level and are typically replacement items due to the normal wear and tear of its property and equipment as a result of use and age. Depreciation expense is highly dependent on the assumptions the Company makes about its assets' estimated useful lives. The Company determines the estimated useful lives based on its experience with similar assets, engineering studies and its estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.

Long-Lived Asset

        The Company evaluates property and equipment and other long-lived assets for impairment on an annual basis or when certain events or changes in operating conditions occur. The asset lives may be

2. Summary of Significant Accounting Policies (Continued)

adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. If an indicator of impairment exists, the Company compares the estimated undiscounted future cash flows of the asset to its carrying value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on estimated fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or the fair market value less disposal costs. Fair market value of assets to be disposed of is generally based on comparable asset sales, solicited offers, or a discounted cash flow model. During the Predecessor Period, the Predecessor recorded an impairment charge of approximately $427.0 million related to property and equipment as it exceeded its estimated fair value.

Self-Insurance Accruals

        The Company is self-insured up to certain stop loss amounts for employee health coverage, worker's compensation and general liability cost. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported as provided by a third party. In estimating these accruals, the Company considers historical loss experience and makes judgments about the expected levels of costs per claim. The Company believes its estimates of future liability are reasonable based upon its methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. The Company continually monitors changes in claim type and incident and evaluates the insurance accrual making necessary adjustments based on the evaluation of these qualitative data points.

Customer Loyalty Program

        The Company provides a customer loyalty program (the "Program") at its casino, which allows customers to redeem points earned from their gaming activity for slot play, food, beverage, rooms or merchandise. Under the Program, customers are able to accumulate points which may be redeemed in the future, subject to certain limitations and the terms of the Program. The Company records a liability for the estimated cost of the outstanding points under the Program that it believes will ultimately be redeemed which is calculated based on the total number of points earned, converted to a redemption value based on the average number of points needed to convert to rewards. The Company estimates the cost and accrues for this expense as the points are earned from gaming play, which is recorded as casino expense.

Revenue and Promotional Allowances

        The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized at the time the goods or services are provided. The retail value of rooms, food and beverage and other services provided to customers on a complimentary basis are included in gross revenues with a corresponding offsetting amount included in promotional allowances. Promotional allowances also include goods and services, such as complimentary rooms and food and beverage, earned in the Program. The Company rewards customers, through the use of the Program, with points based on amounts wagered or won that can be redeemed for a specified period of time. The Company records the estimated retail value of these goods and services as revenue and then deducts them as promotional allowance.

2. Summary of Significant Accounting Policies (Continued)

Advertising

        Costs for advertising are expensed as incurred or the first time the advertising takes place. Advertising expense, which is generally included in marketing, advertising and promotions on the accompanying condensed consolidated statements of operations, was approximately $0.6 million, $0.7 million and $1.1 million for the Successor Period, the Predecessor Period and the nine months ended September 30, 2008, respectively.

Gaming Taxes

        The Company is subject to taxes based on the number of gaming devices and gross gaming revenues, subject to applicable adjustments. These gaming taxes are an assessment on the Company's gaming revenues and are recorded as an expense within the "Casino" line item in the accompanying condensed consolidated statements of operations. These taxes totaled approximately $0.7 million, $1.6 million and $3.1 million for the Successor Period, the Predecessor Period and the nine months ended September 30, 2008, respectively.

Income Taxes

        The Predecessor's operating results are included in the consolidated federal income tax return of TEH. For purposes of the Predecessor's financial statements, the provision for income taxes has been prepared using the separate return method. TEH managed its tax position for the benefit of its entire portfolio of businesses. As a result, the assumptions, methodologies and calculations made for the purposes of determining the Predecessor's tax provision and related tax accounts in the consolidated financial statements herein may differ from those made by TEH and are not necessarily reflective of the tax strategies that the Predecessor would have followed as a separate stand-alone company.

        In applying the separate return method, income taxes are determined using the asset and liability method of accounting. For purposes of accounting for deferred taxes of the Predecessor, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the corresponding tax carrying amounts of assets and liabilities. Deferred tax assets are also recognized for tax loss and tax credit carryforwards generated after 2006. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence weighted towards evidence that is objectively verifiable.

        Income taxes for the Company are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this accounting guidance, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Future tax benefits are recognized to the extent that realization of those benefits is considered more likely than not and a valuation allowance is established for deferred tax assets which do not meet this threshold.

Subsequent Events

        The Company evaluated all activity through February 16, 2010, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements; except as disclosed in Note 13.

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards

        In August 2009, updated accounting guidance was issued for fair value measurements and disclosures related to the fair value of liabilities that are traded as assets in the marketplace. This update provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. The provisions of this guidance are effective for us beginning October 1, 2009. The Company does not expect the adoption to have a significant impact on the Company's condensed consolidated financial statements.

        In June 2009, new accounting guidance was issued regarding the consolidation of variable interest entities. This new accounting guidance addresses the effects of elimination of the qualifying special-purpose entity ("QSPE") concept from previous standards. This new accounting guidance amends previous guidance in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance and the ability to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. These new accounting standards are effective January 1, 2010. The Company is currently evaluating the impact, if any, of adopting this new accounting guidance on its condensed consolidated financial statements.

        A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, the Company has not yet determined the effect, if any, that the implementation of such proposed standards would have on its financial statements.

3. Voluntary Reorganization under Chapter 11 of the Bankruptcy Code

Bankruptcy Proceedings

        On May 5, 2008, as discussed in Note 1, the Predecessor filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under the provisions of the Bankruptcy Code. The Bankruptcy Plan was consummated and became effective on July 1, 2009. Prior to adoption of the Bankruptcy Plan, the Predecessor continued to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. As a debtor-in-possession, the Predecessor was authorized to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without approval of the Bankruptcy Court after notice and an opportunity for a hearing.

        Under the Bankruptcy Code, certain claims against the Predecessor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws were stayed while the Predecessor continued business operations as a debtor-in-possession. Those claims are reflected as "liabilities subject to compromise" in the accompanying condensed consolidated balance sheet as of December 31, 2008.

3. Voluntary Reorganization under Chapter 11 of the Bankruptcy Code (Continued)

Plan of Reorganization

        The Bankruptcy Plan was confirmed by the Bankruptcy Court on May 5, 2009 and consummated on July 1, 2009. Pursuant to the Bankruptcy Plan, among other things:

  •
  the Company was formed to own and operate the assets related to the Predecessor which is owned by the lenders under the Las Vegas Term Loan;

  •
  the Company issued shares of its class A common stock, $0.01 par value per share ("Class A Common"), to holders of secured claims under the Las Vegas Term Loan ("Lenders");

  •
  Lenders subscribed to purchase $75 million of the Company's class A convertible participating preferred stock, $0.01 par value per share ("Class A Preferred"), to provide operating capital;

  •
  the Company entered into a stockholders' agreement with the Lenders as a condition to receiving shares of Class A Common and Class A Preferred;

  •
  the Company issued a warrant to purchase shares of its class B common stock, $0.01 par value per share ("Class B Common"), to TEH;

  •
  the Company entered into a lease agreement, dated June 22, 2009, with Armenco, a company controlled by Alex Yemenidjian, Chief Executive Officer, whereby the Company leases the real and non-gaming personal property of its hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof to Armenco (Note 7). Armenco separately acquired all of the gaming assets. At such time as the Company is able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for the Company to own and operate its gaming facility directly, Armenco will transfer to the Company all of the gaming assets of the Tropicana Las Vegas for nominal consideration; and

  •
  the Company assumed certain obligations and liabilities of the Predecessor.

        A litigation trust (the "Litigation Trust") was also created, to which TEH contributed certain claims against its former owners. Beneficial interests in the Litigation Trust are currently held by TEH and by certain of the former creditors of the Predecessor. On the effective date of the TEH plan of reorganization, TEH will have no interest in the Litigation Trust.

Liabilities Subject to Compromise

        Liabilities subject to compromise are certain of the liabilities of the Predecessor incurred prior to the Petition Date of the Chapter 11 Cases. In accordance with accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code, liabilities subject to compromise are recorded at the estimated amount that is expected to be allowed as pre-petition claims in the Chapter 11 proceedings. Payment terms for the liabilities subject to compromise were established as part of the Bankruptcy Plan.

3. Voluntary Reorganization under Chapter 11 of the Bankruptcy Code (Continued)

        Liabilities subject to compromise consist of the following as of December 31, 2008 (in thousands):

Senior Secured Las Vegas Term Loan	$440,000
Interest rate swap	2,749
Accrued expenses and other liabilities	972
Accounts payable	5,168
Due to affiliates	27,044

Total liabilities subject to compromise	$475,933

Reorganization Items

        Reorganization items represent amounts the Predecessor incurred since the Petition Date as a direct result of the Chapter 11 Cases and was comprised of the following (in thousands):

	Predecessor
	Six months ended June 30,	Nine months ended September 30,
	2009	2008
	(unaudited)
Professional fees	$1,565	$1,846
Interest income	(77)	(386)
Other	14	14

Total reorganization items, net	$1,502	$1,474

        Professional fees include financial, tax, legal, real estate and valuation services, among other items, that are directly associated with the reorganization process. Cash payments pertaining to these reorganization items amounted to approximately $1.6 million and $1.3 million for the Predecessor Period and the nine months ended September 30, 2008, respectively.

4. Receivables, net

        Receivables, net consisted of the following (in thousands):

	Successor	Predecessor
	September 30, 2009	December 31, 2008
	(unaudited)
Hotel	$1,226	$1,577
Casino	274	559
Other	71	369

	1,571	2,505
Less: allowance for doubtful accounts	(156)	(494)

Receivables, net	$1,415	$2,011

5. Property and Equipment, net

        Property and equipment, net consisted of the following (in thousands):

	Successor	Predecessor
	September 30, 2009	December 31, 2008
	(unaudited)
Land	$200,898	$539,103
Building and improvements	21,300	84,325
Furniture, fixtures and equipment	6,547	17,211
Construction in progress	9,064	121

	237,809	640,760
Less: accumulated depreciation	(1,037)	(12,484)

Property and equipment, net	$236,772	$628,276

        In July 2009, the Company announced a large-scale renovation of the Tropicana Las Vegas. The Company plans to spend approximately $125 million on capital improvements during 2009 and 2010, of which $8.6 million was spent in the three months ended September 30, 2009. The capital improvements include a master plan to make the Tropicana Las Vegas more attractive, including a full renovation of the hotel rooms and convention center, a refurbishment of the casino floor, the expansion and renovation of the race and sports book, redevelopment of the pool area, expansion and renovation of the showroom, enhancement of the food and beverage facilities, refurbishment of outdoor signage and the façade, and reconfiguration of the pedestrian bridge between the Tropicana Las Vegas and the MGM Grand Hotel & Casino. Apart from the master plan items, other capital improvements include back-of-house improvements, upgrades to information technology systems, installation of new slot machines and infrastructure upgrades. The capital improvements are scheduled to continue throughout 2010.

6. Related Party Transactions

Due from Tropicana Entertainment Holdings, LLC, net

        Funds received by the Predecessor in relation to the Las Vegas Term Loan were transferred to TEH to fund the acquisition of Aztar. In addition, any excess funds on hand were transferred to TEH to facilitate the payment of general corporate expenses net of any reimbursement for expenses paid by TEH on behalf of the Predecessor. As of December 31, 2008, the Predecessor had amounts receivable related to such transfers of approximately $613.5 million.

Due to Affiliates

        Wimar Tahoe Corporation ("Wimar"), TEH's ultimate parent company, provided various support services such as purchasing, internal audit, human resources and advertising through September 2008 which were charged to the Predecessor. In addition, Columbia Sussex Corporation ("CSC"), a company related by common ownership, provided, until April 30, 2009, various administrative and accounting services such as accounts payable, cash management and payroll to the Predecessor under a series of administrative services agreements. The Predecessor also participated in general liability, workers' compensation, property and health insurance programs facilitated by CSC. The operations of the Predecessor were separate and apart from Wimar and CSC. Any costs incurred by Wimar or CSC for the benefit of or related to the Predecessor's operations were charged to the Predecessor. Effective April 30, 2009, the Predecessor terminated the administrative services agreements with CSC in anticipation of the Bankruptcy Plan as discussed in Note 3. Expenses related to these shared and

6. Related Party Transactions (Continued)

administrative services totaled approximately $85,000 and $247,000 for the Predecessor Period and nine months ended September 30, 2008, respectively. As of December 31, 2008, the Predecessor has recorded liabilities to these affiliated companies of approximately $27.0 million related to these services and other costs paid on their behalf which is included in liabilities subject to compromise (Note 3).

7. Commitments and Contingencies

Armenco Lease

        As discussed in Note 3, on June 22, 2009, the Company entered into a lease agreement with Armenco (the "Armenco Lease") in which the Company leases the real and personal property of the Company's hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof to Armenco until such time as its is able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for the Company to own and operate its gaming facility directly, as allowed under the Bankruptcy Plan. The Armenco Lease calls for a fee equal to 2% of net revenues and 5% percent of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), each as defined, to be paid to Armenco. Armenco shall in turn pay rent in the amount of $1.00 per month. The Armenco Lease shall terminate thirty (30) days after the Company has received all licenses and approvals necessary to operate a hotel and casino on the leased property or June 30, 2010, whichever comes first. In the event the Company has not received all required approvals by June 30, 2010, the term shall be considered a tenancy from month to month only. The lease expense related to the Armenco Lease was $0.4 million for the Successor Period, which is included in general and administrative expenses on the accompanying condensed consolidated statements of operations.

Litigation

        Pursuant to the Bankruptcy Plan discussed in Note 3, we have assumed certain obligations and liabilities of the Predecessor, particularly liabilities in respect of post-bankruptcy petition administrative expenses. We have paid approximately $2.5 million in allowed priority and cure claims and in non-professional fee administrative expenses and, with the exception of one disputed priority claim asserted in the amount of approximately $426,000 and one disputed priority tax claim asserted in the amount of approximately $42,200, we do not anticipate any material additions to such claims or expenses. Professionals employed at the expense of the bankruptcy estates of the Predecessor and other debtors have filed applications for allowance of approximately $13 million in professional fees and expenses against the Predecessor. We dispute and intend to object to many of those applications and believe that our liability in respect of such claimed professional fees and expenses will be materially less than the amounts requested, but we can give no assurance in this regard. TEH has asserted a claim of approximately $520,000 for management fees and an unliquidated contingent claim relating to alleged workers' compensation liabilities. We dispute a portion of the claimed management fee and currently are in discussions with TEH regarding a resolution. We dispute the claim in respect of workers' compensation liabilities in its entirety. However, no assurance can be given that the claims asserted will be ultimately disallowed or will not have a material adverse impact on us.

        The Company is a plaintiff in a civil action pending in the United States District Court for the District of Nevada, called Tropicana Las Vegas, Inc. and Hotel Ramada of Nevada, LLC v. Aztar Corporation and Tropicana Entertainment, LLC (Case No. A09595469-B). The Company is seeking confirmation from the court that it has the right to use the "Tropicana" name based on implied and express agreements and the application of principles of estoppel. The defendants contend that they

7. Commitments and Contingencies (Continued)

alone have a right to use the "Tropicana" name and, further, have asserted a counterclaim that the Company is infringing their purported trademark rights by using the "Tropicana" name in conducting its business. After the action was filed, the defendants removed it to the U.S. District Court for the District of Nevada; the Company moved to remand the action, which motion was granted, the effect being that the case has now returned to state court. Prior to remand, on January 8, 2010, the Company filed a Motion For Summary Judgment in the United States District Court for the District of Nevada, where the case was then pending. The motion asserts that the Company is entitled to judgment as a matter of law based on historical agreements concerning the property and the name Tropicana. The defendants have not responded to the Motion. Discovery is ongoing, and the Company therefore cannot express an opinion at this time on the outcome of the case.

Contingencies

        In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. Many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement such as a lease agreement. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement. There are no explicit limitations on the maximum potential amount of future payments that the Company could be required to make under some of these guarantees. The Company is unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable. The Company maintains insurance coverage that mitigates some potential payments to be made.

Nevada Use Tax Refund Claims

        On March 27, 2008, the Nevada Supreme Court issued a decision in Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation that food purchased for subsequent use in the provision of complimentary and/or employee meals was exempt from both sales and use tax. The Predecessor had previously paid use tax on food purchased for subsequent use in complimentary and employee meals at the Company's property and has filed refund claims for the periods from March 2003 through March 2008. Any amount refunded to us would be reduced by a contingent fee owed to a third party advisory firm.

        On April 24, 2008, The State of Nevada Department of Taxation (the "Department") filed a Petition for Rehearing (the "Petition") on the decision. Additionally, on the same date the Nevada Legislature filed an amicus curiae brief in support of the Department's position. The Nevada Supreme Court denied the Department's petition on July 17, 2008. As of December 31, 2008, the Predecessor had not recorded a receivable related to this matter because the refund claims are subject to audit and it is unclear whether the Department will pursue alternative legal theories in connection with certain issues raised in the Nevada Supreme Court case in any audit of the refund claims. However, the Predecessor claimed the exemption on sales and use tax returns for periods subsequent to March 2008 based on the Nevada Supreme Court decision.

8. Stockholders' Equity

Common Stock

        The Company is authorized to issue up to 8 million shares of its Class A Common and up to 3.5 million of its Class B Common. As of September 30, 2009, 4,427,485 shares of the Company's

8. Stockholders' Equity (Continued)

Class A Common were outstanding. No Class B Common has been issued. Except as otherwise provided by the Company's articles of incorporation or Nevada law, each holder of the Class A Common is entitled to one vote, in person or by proxy, for each share standing in such holder's name on the Company's stock transfer records. To the fullest extent permitted by law, holders of Class B Common shall not be entitled to vote on any matter submitted to a vote of the Company's stockholders. Each share of Class A Common is convertible into a share of Class B Common, in each case as adjusted for any stock dividends, splits, combinations, recapitalizations, reclassifications and similar events. Each share of Class B Common is convertible into a share of Class A Common, in each case as adjusted for any stock dividends, splits, combinations, recapitalizations, reclassifications and similar events, provided that such conversion is in compliance with, and such holder has, all necessary approvals and licenses under all applicable gaming laws.

        Holders of shares of common stock are entitled to receive dividends only when, as and if approved by the Company's board of directors from funds legally available for the payment of dividends, after payment of dividends on the Company's outstanding series of preferred stock. The Company's stockholders are entitled to share ratably in the assets legally available for distribution to the Company's stockholders in the event of the Company's liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of the Company's known debts and liabilities and of any preferences of the Class A Preferred or any other series of its preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of the Company's preferred stock that may then be outstanding.

        Subject to compliance with the Stockholders' Agreement, dated July 1, 2009 (the "Stockholders' Agreement") and applicable federal and state securities laws, including the Nevada Gaming Control Act, the Company's common stock may be transferred without any restrictions or limitations.

Preferred Stock

        As of September 30, 2009, 733,061 shares of the Company's Class A Preferred were outstanding. The Class A Preferred constitutes a series of the Company's preferred stock, consisting of an aggregate of 750,000 shares having a per share liquidation preference amount equal to the greater of (i) $100 plus the amount of accrued and unpaid dividends for any prior dividend periods; and (ii) an amount equal to the amount the holders of the Class A Preferred would have received upon liquidation, dissolution or winding up of the Company had such holders converted their shares of the Class A Preferred into shares of Company's common stock immediately prior to such liquidation, dissolution or winding up.

        Dividends on the Class A Preferred are payable semi-annually in arrears, when, as and if authorized and declared by the Company's board of directors out of legally available funds, on a cumulative basis on the $100 per share original purchase price plus the amount of cumulated and unpaid dividends for any prior dividend periods. Dividends on the Class A Preferred are calculated at a rate of 12.5% per annum. Dividends on the Class A Preferred are payable semi-annually in arrears on February 17 and August 17 of each year, commencing on February 17, 2010. Each dividend will be payable to holders of record as they appear on the Company's stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by the Company's board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Class A Preferred) to but excluding the following dividend payment date is referred to as a "dividend period." Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of

8. Stockholders' Equity (Continued)

twelve 30-day months. Any payment of a dividend will first be credited against the earliest cumulated but unpaid dividend due with respect to such share that remains payable. As of September 30, 2009, the Company had $1.1 million in unrecorded dividend liability.

        Dividends on the Class A Preferred will be cumulative. If for any reason the Company's board of directors does not declare a dividend on the Class A Preferred for a particular dividend period, or if the Company's board of directors declares less than a full dividend, the Company will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will be calculated on any unpaid dividend amounts for prior dividend periods).

        The Company is not obligated to pay holders of the Class A Preferred any dividend in excess of the dividends on the Class A Preferred that are payable as described above. There is no sinking fund with respect to dividends on the Class A Preferred. So long as the Class A Preferred remains outstanding, the Company may not declare or pay a dividend or other distribution on the Company's common stock or any other shares that ranks junior to the Class A Preferred (other than dividends payable solely in common stock), and the Company generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock unless all accrued and unpaid dividends on the Class A Preferred for all past dividend periods are paid in full.

        Each share of Class A Preferred is convertible into shares of common stock. Each holder of the Class A Preferred is entitled to convert any and all shares of such stock into shares of Class A Common or Class B Common (at the option of such holder) provided that the conversion of Class A Preferred to Class A Common will not be permitted unless such conversion is in compliance with, and such holder has, all necessary approvals and licenses under all applicable gaming laws. The number of shares of Class A Common or Class B Common (at the option of such holder) that each Class A Preferred can be converted into can be determined by dividing (i) the sum of the $100 per share original purchase price of the Class A Preferred and the amount of cumulated and unpaid dividends for any prior dividend periods by (ii) the conversion price at the time of the time of the conversion. The initial conversion price is $25. Each outstanding share of Class A Preferred will automatically convert into a number of shares of Class A Common or Class B Common, as the case may be, upon any initial public offering of the Company's common stock on a national stock exchange.

        Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

9. Basic and Diluted Net Income (Loss) Per Share

        The Company computes net income (loss) per share in accordance with accounting guidance which requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

10. Fresh-Start Reporting (unaudited)

        In accordance with accounting guidance related to financial reporting by entities in reorganization under the Bankruptcy Code, the Company adopted fresh-start reporting upon emergence from the Chapter 11 Cases on July 1, 2009. The Company is required to apply the provisions of fresh-start reporting to its financial statements because (i) the reorganization value of the assets on the emerging entity immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the existing voting shares of the Company's common stock immediately before confirmation (i.e., the holders of shares of the common stock of the Predecessor that were issued and outstanding prior to the commencement of the Chapter 11 Cases) received less than 50 percent of the voting shares of the emerging entity. Under the accounting guidance, fresh-start reporting is required on the date on which the plan of reorganization is confirmed by the Bankruptcy Court, but further provides that fresh-start reporting should not be applied until all material conditions to the Bankruptcy Plan are satisfied. All material conditions to the Bankruptcy Plan were satisfied as of July 1, 2009, the Effective Date.

        Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's enterprise value as set forth in the Bankruptcy Plan to its assets and liabilities pursuant to accounting guidance related to business combinations as of the Effective Date. To facilitate the calculation of the reorganized company's enterprise value, various valuations methods, including the discounted cash flow method of the income approach and the cost approach were utilized. The enterprise value using the discounted cash flow method of the income approach was determined using financial projections from July 1, 2009 through 2014 at a discount rate of 14%. The marginal tax rate was assumed to be 35%. The discount rate was determined based on a weighted average cost of capital analysis. The terminal value was calculated by utilizing an exit multiple based on twelve month EBITDA of 7.0x. Equal weight was applied to both the income and cost approach to reach an enterprise value of $230.0 million.

        The determination of fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurances that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with accounting guidance for business combinations, the preliminary allocation of the reorganization value is subject to additional adjustments within one year from the Effective Date due to the extent that improved information on assets and liability valuations become available. The effect of the Bankruptcy Plan and

10. Fresh-Start Reporting (unaudited) (Continued)

fresh-start reporting resulted in the following adjustments to the Company's condensed consolidated balance sheet as of July 1, 2009 (in thousands, unaudited):

	Predecessor					Successor
	June 30, 2009	Restructuring of debt and equity		Fresh-start adjustments		July 1, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$7,422	$—		$9,527	(c)	$16,949
Restricted cash	14,143	—		(9,191	)(c)	4,952
Receivables, net	811	—		140	(d)	951
Deposits	—	—		540	(d)	540
Inventories, net	765	—		—		765
Prepaid expenses and other assets	8,915	—		(5,797)	(d)	3,118

Total current assets	32,056	—		(4,781)		27,275
Property and equipment, net	202,000	—		27,182	(d)	229,182
Due from Tropicana Entertainment Holdings, LLC	639,967	(639,967	)(a)	—		—
Other assets, net	1,033	—		(820)	(d)	213

Total assets	$875,056	(639,967)		$21,581		$256,670

LIABILITIES AND STOCKHOLDER'S/MEMBER'S EQUITY
Current liabilities not subject to compromise:
Current portion of capital lease obligations	$320	$—		$—		320
Accounts payable	5,526	13,411	(a)	—		18,937
Accrued compensation and benefits	5,128	—		(330	)(d)	4,798
Due to affiliates, net	133	(133	)(a)	—		—
Other accrued expenses	2,299	—		125	(d)	2,424
Customer deposits and other liabilities	—	—		—		—
Intercompany	2,086	(2,086	)(a)	—		—

Total current liabilities not subject to compromise	15,492	11,192		(205)		26,479
Capital lease obligations	191	—		—		191
Deferred tax liabilities	21,298	(21,298	)(a)	—		—

Total liabilities not subject to compromise	36,981	(10,106)		(205)		26,670
Liabilities subject to compromise	475,464	(475,464	)(a)	—		—

Total liabilities	512,445	(485,570)		(205)		26,670
Stockholder's/Member's Equity:
Predecessor Member's equity	362,611	(154,441	)(b)	(208,170	)(e)	—
Successor preferred stock, common stock and additional paid-in capital	—	44	(b)	229,956	(e)	230,000

Total stockholder's/member's equity	362,611	(154,397)		21,786		230,000

Total liabilities and stockholder's/member's equity	$875,056	$(639,967)		$21,581		$256,670

(a)
Reflects the discharge of most of the Predecessor's pre-petition liabilities in accordance with the Bankruptcy Plan, including offset of certain accounts receivable, the settlement of remaining liabilities subject to compromise through accrual of reinstated obligations or distributions payable.

(b)
Reflects the issuance of the Successor's common stock to pre-petition creditors, the loss on discharge of liabilities subject to compromise and other costs incurred pursuant to the Bankruptcy Plan.

(c)
Reflects the reclassification of restricted cash related to pre-petition liabilities to cash and cash equivalents.

(d)
Reflects revaluation of assets and liabilities to fair values, in accordance with accounting guidance related to business combinations.

(e)
Reflects the elimination of the Predecessor's member's equity, resulting in the Successor's equity value of $230.0 million.

11. Retirement Plan

        The Company has a defined contribution plan that covers substantially all employees who are not covered by a collective bargaining agreement. The plan allows employees, at their discretion, to make contributions of their before-tax earnings to the plan up to an annual maximum amount. The Company currently makes no matching contributions. Contributions to these plans for the Predecessor Period and the nine months ended September 30, 2008 were $50,000 and $25,000, respectively. For employees covered by a collective bargaining agreement, the Company makes contributions based on hours worked, as specified in six union agreements, to union administered, multiemployer, defined contribution pension plans.

12. Income Taxes

        The financial results include no income tax expense (benefit) for the period July 1, 2009 (inception) through September 30, 2009.

        The Predecessor's operating results have been included in consolidated federal, state and local income tax returns filed by TEH. The tax payments, if any, related to the returns were paid by TEH. However, the income tax expense reflected in the Predecessor condensed consolidated statement of operations and deferred tax assets and liabilities reflected in the Predecessor condensed consolidated balance sheet have been prepared as if these amounts were computed on a separate return basis.

        The income tax expense and deferred income taxes recorded in the accompanying Predecessor consolidated financial statements may not necessarily reflect the income tax expense or deferred income taxes of the Predecessor had it been a separate stand-alone company during the Predecessor Period.

        The Company's effective income tax rate for the Successor Period, the Predecessor Period and the nine months ended September 30, 2008 was 0.0%, 29.6% and 64.2%, respectively. The difference between the federal statutory rate of 35% and the Company's effective income tax rate for the Successor Period was primarily due to the full valuation allowance recorded during the period. The difference between the federal statutory rate of 35% and the effective income tax rate for the Predecessor Period was primarily due to impairment charges and other write-downs applied during the period. The difference between the federal statutory rate of 35% and the effective income tax rate for the nine months ended September 30, 2008 was primarily due to impairment and other write-downs recorded during the period. Looking forward, the Company's effective income tax rate may fluctuate due to changes in tax legislation, changes in the Company's estimates of federal tax credits, changes in the Company's assessment of uncertainties as valued under accounting guidance for uncertainty in income taxes, as well as accumulated interest and penalties.

13. Subsequent Event

        In accordance with the offering related to the Company's Class A Preferred, one of the Lenders subscribed to the 16,939 additional shares of Class A Preferred in order to fulfill the full $75 million, or 750,000 Class A Preferred shares, on December 31, 2009. In consideration of providing the related "backstop", the Company issued an additional 60,000 shares of the Company's Class A Common to such Lender.

        In January 2010, the Company initiated an additional rights offering of Class A Preferred totaling $75 million. As of February 5, 2010, the Company had confirmed subscriptions, including a backstop election of any unsubscribed amount, which allows the Company to obtain additional funding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Tropicana Las Vegas Hotel and Casino, Inc.

        We have audited the accompanying consolidated balance sheets of Tropicana Las Vegas Holdings, LLC, (fka Wimar Landco Intermediate Holdings, LLC) dba Tropicana Resort and Casino Las Vegas (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, members' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 and 3, on May 5, 2008, the Company filed for protection under Chapter 11 of the United States Bankruptcy Code and its ability to sustain operations is dependent on its ability to secure additional capital either through debt or equity financing. Additionally, the Company has incurred significant losses prior to, and during the bankruptcy proceeding. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The December 31, 2008 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Las Vegas, Nevada
February 16, 2010

Tropicana Las Vegas Holdings, LLC, (fka Wimar Landco Intermediate Holdings, LLC)

dba Tropicana Resort and Casino Las Vegas

(Debtor-in-Possession)

Consolidated Balance Sheets

(in thousands)

	December 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$16,619	$18,032
Restricted cash	17,597	34,575
Receivables, net	2,011	3,530
Inventories, net	1,139	1,032
Deferred tax asset	4,165	4,366
Prepaid expenses and other assets	2,374	3,051

Total current assets	43,905	64,586
Property and equipment, net	628,276	843,703
Intangible assets	728	753
Due from Tropicana Entertainment Holdings, LLC, net	613,454	592,238
Other assets, net	886	7,246

Total assets	$1,287,249	$1,508,526

LIABILITIES AND MEMBER'S EQUITY
Current liabilities not subject to compromise:
Current portion of long-term debt	$—	$440,000
Accounts payable	6,844	8,195
Due to affiliates, net	112	—
Accrued expenses and other liabilities	9,095	11,996

Total current liabilities not subject to compromise	16,051	460,191
Other long-term liabilities	974	1,156
Deferred tax liabilities	123,420	214,082

Total liabilities not subject to compromise	140,445	675,429
Liabilities subject to compromise	475,933	—

Total liabilities	616,378	675,429
Commitment and contingencies (Note 10)
Member's equity	670,871	833,097

Total liabilities and member's equity	$1,287,249	$1,508,526

The accompanying notes are an integral part of these consolidated financial statements.

Tropicana Las Vegas Holdings, LLC, (fka Wimar Landco Intermediate Holdings, LLC)

dba Tropicana Resort and Casino Las Vegas

(Debtor-in-Possession)

Consolidated Statement of Operations

(in thousands)

	Year Ended December 31,
	2008	2007
Revenues:
Casino	$46,084	$59,697
Room	38,722	57,214
Food and beverage	21,465	25,399
Other	21,380	26,004

Gross revenues	127,651	168,314
Less promotional allowances	(9,268)	(11,466)

Net revenues	118,383	156,848

Operating costs and expenses:
Casino	28,503	28,297
Room	24,131	23,788
Food and beverage	21,867	20,682
Other	9,938	10,853
Marketing, advertising and promotions	5,912	6,303
General and administrative	13,971	13,922
Maintenance and utilities	10,467	10,184
Depreciation and amortization	6,385	6,140
Impairment charges and other write-downs	214,202	—

Total operating costs and expenses	335,376	120,169

Operating (loss) income	(216,993)	36,679
Other income (expense):
Interest income	725	2,158
Interest expense	(33,947)	(48,566)

Total other expense	(33,222)	(46,408)

Loss before reorganization items and income taxes	(250,215)	(9,729)
Reorganization items, net	(2,472)	—

Loss before income taxes	(252,687)	(9,729)
Income tax benefit	90,461	4,156

Net loss	$(162,226)	$(5,573)

The accompanying notes are an integral part of these consolidated financial statements.

Tropicana Las Vegas Holdings, LLC, (fka Wimar Landco Intermediate Holdings, LLC)

dba Tropicana Resort and Casino Las Vegas

Consolidated Statement of Member's Equity

(Debtors-in-Possession)

For the Period January 3, 2007 to December 31, 2007

and for the year ended December 31, 2008

(in thousands)

Member's Equity
Balance, January 3, 2007	$—
Asset contribution from parent	826,433
Cash contribution from members	12,237
Net loss	(5,573)

Balance, December 31, 2007	833,097
Net loss	(162,226)

Balance, December 31, 2008	$670,871

The accompanying notes are an integral part of these consolidated financial statements.

Tropicana Las Vegas Holdings, LLC, (fka Wimar Landco Intermediate Holdings, LLC)

dba Tropicana Resort and Casino Las Vegas

Consolidated Statement of Cash Flows

(Debtor-in-Possession)

(in thousands)

	Year Ended December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(162,226)	$(5,573)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	6,385	6,140
Amortization of debt issuance costs	6,748	13,496
Impairment charges and other write-downs	214,202	—
Deferred income tax	(90,662)	87,052
Change in fair value of interest rate swaps	1,364	1,385
Changes in operating assets and liabilities:
Receivables, net	1,519	(3,530)
Inventories, prepaids and other assets	771	3,631
Accounts payable, accrued expenses and other liabilities	3,442	(464)
Other	(587)	—

Net cash (used in) provided by operating activities	(19,044)	102,137

Cash flows from investing activities:
Purchase of property and equipment	(5,221)	(29,948)
Aztar acquisition, net of cash acquired	—	(906,789)
Other	103	—

Net cash used in investing activities	(5,118)	(936,737)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	440,000
Restricted cash	16,978	(34,575)
Payment of financing costs	—	(6,748)
Advances from (to) affiliate	5,771	(559,126)
Contributions from member	—	1,013,081

Net cash provided by financing activities	22,749	852,632

Net (decrease) increase in cash and cash equivalents	(1,413)	18,032
Cash and cash equivalents, beginning of year	18,032	—

Cash and cash equivalents, end of year	$16,619	$18,032

Supplemental cash flow disclosure:
Cash paid for interest	$24,839	$33,679
Cash paid for reorganization items	2,861	—
Cash received related to reorganization items	(577)	—

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND BACKGROUND

        Tropicana Las Vegas Holdings, LLC, fka Wimar LandCo Intermediate Holdings, LLC (the "Company," "we," "our" or "us"), owns and operates the Tropicana Resort and Casino Las Vegas (the "Tropicana Las Vegas"), a legendary hotel and casino located on the corner of Tropicana Avenue and Las Vegas Boulevard on "The Las Vegas Strip." The Tropicana Las Vegas features 1,772 hotel rooms and approximately 50,000 square feet of gaming space.

        The Company is a wholly-owned indirect subsidiary of Tropicana Entertainment Holdings, LLC ("TEH"). The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed, or the results of operations, if the Company had been operated as an unaffiliated company.

        On January 3, 2007, Tropicana Casinos and Resorts, Inc., formerly known as Wimar Tahoe Corporation ("Wimar"), TEH's ultimate parent company and predecessor, acquired all of the outstanding equity interests of Aztar Corporation ("Aztar"), for approximately $2.1 billion in cash. Upon the acquisition, Hotel Ramada of Nevada ("HRN") and Adamar of Nevada ("Adamar"), subsidiaries of Aztar, were contributed to the Company at a value of $826.4 million.

Proceedings under Chapter 11 of the Bankruptcy Code

        On May 5, 2008, TEH and certain of its subsidiaries and affiliates, including the Company, (collectively, the "Debtors"), filed voluntary petitions (the "Chapter 11 Cases") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (Case No. 08-10856).

        As the Debtors progressed toward an exit from the Chapter 11 Cases, the Debtors determined that, given their capital structure and the claims arising thereunder, as well as the nature of their business operations, two separate plans of reorganization were warranted. Accordingly, the Debtors proposed two separate plans of reorganization, one for the Company and related debtors and assets (the "Bankruptcy Plan") and the other for TEH's other casino gaming properties. The Bankruptcy Plan was confirmed on May 5, 2009, and consummated on July 1, 2009 (the "Effective Date").

        The Company has incurred significant losses from operations prior to and during the bankruptcy proceedings. In addition, the Company is in bankruptcy and its ability to sustain operations is dependent on its ability to secure additional capital either through debt or equity financing. These conditions, among other factors, raise substantial doubt about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The accompanying consolidated financial statements include the Company and its subsidiaries. All material intercompany transactions are eliminated in consolidation.

Basis of Presentation

        The accompanying consolidated financial statements are prepared on a "going concern" basis, which assumes that the Company will continue in operation for the foreseeable future and will realize its assets and discharge its liabilities in the ordinary course of business. Such realization of assets and payment of liabilities are subject to a significant number of uncertainties. Specifically, the consolidated financial statements do not include all of the necessary adjustments to present: (a) the realizable value

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

of assets on a liquidation basis or the availability of such assets to satisfy liabilities, (b) the amount that will ultimately be paid to settle allowed liabilities and contingencies that may be allowed, or (c) the effect of changes that may be made in connection with the Company's capitalization or operations as a result of consummation of the Bankruptcy Plan. As a result of the ongoing nature of the Chapter 11 Cases, the consolidated financial statements contained herein are subject to material uncertainties.

        For the period subsequent to the Petition Date, the accompanying consolidated financial statements have been prepared in accordance with accounting guidance related to financial reporting by entities in reorganization under the bankruptcy code. Accordingly, all pre-petition liabilities subject to compromise have been segregated in the balance sheet as of December 31, 2008 and classified as liabilities subject to compromise at the estimated amounts of allowable claims. Liabilities not subject to compromise are separately classified as current and non-current. Reorganization items include the expenses, realized gains and losses, and provisions for losses resulting from the reorganization under the Bankruptcy Code, and are reported separately as reorganization items in the accompanying consolidated statement of operations for the year ended December 31, 2008. Cash received and payments for reorganization items are disclosed separately in the accompanying consolidated statements of cash flows.

        As the Company was formed on and commenced operations on January 3, 2007, the date of the acquisition of Aztar, the statements of operations, cash flows and member's equity reflect results from January 3, 2007 to December 31, 2007.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated in the Company's consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, the estimated valuation allowance for deferred tax assets, certain tax liabilities, estimated cash flows in assessing the impairment of long-lived assets, intangible assets, fair values of acquired assets and liabilities, self-insured liability reserves, customer loyalty program reserves, contingencies, litigation, claims, assessments and liabilities subject to compromise which are reported at the amounts expected to be allowed under the provisions of accounting guidance related to financial reporting by entities in reorganization under the Bankruptcy Code and accounting for loss contingencies. Actual results could differ from these estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include cash, certificates of deposit, money market funds and other highly liquid investments with maturities at date of purchase of three months or less.

Restricted Cash

        Restricted cash relates to cash reserves as a requirement of the Company's debt agreement.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts maintained in financial institutions and accounts receivable. Bank accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk, with respect to casino receivables, is limited through the Company's credit evaluation process. The Company issues markers to approved casino customers following credit checks and investigations of credit worthiness.

Receivables

        Receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost, net of an allowance for doubtful accounts. Accounts are written off when management deems the account to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their expected realization, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Recoveries of accounts previously written off are recorded when received. Allowance for doubtful accounts was approximately $0.5 million and $0.7 million as of December 31, 2008 and 2007, respectively.

Inventories

        Inventories consist of retail, food and beverage items, which are stated at the lower of cost or market value, and certain operating supplies. Cost is determined using the first-in, first-out ("FIFO") method.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, or for capital leases and leasehold improvements, over the shorter of the asset's useful life or the term of the lease. Land improvements are depreciated over an estimated useful life of 35 years. Buildings and improvements are depreciated over an estimated life of 10 to 39 years. Furniture, fixtures and equipment are depreciated over 5 to 10 years. Gains or losses on disposals of assets are recognized as incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

        The Company must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. In contrast to normal repair and maintenance costs that are expensed when incurred, items the Company classifies as maintenance capital are expenditures necessary to keep the Company's existing property at its current level and are typically replacement items due to the normal wear and tear of the Company's property and equipment as a result of use and age. The Company's depreciation expense is highly dependent on the assumptions the Company makes about its assets' estimated useful lives. The Company determines the estimated useful lives based on its experience with similar assets, engineering studies and the Company's estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.

Long-Lived Assets

        The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with accounting guidance related to accounting for the impairment or disposal of long-lived assets. For assets to be held for sale, the Company recognizes the asset to be sold at the lower of carrying value or fair value less costs to sell. Fair value for assets held for sale is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For long-lived assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. If

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

an indicator of impairment exists, the Company compares the estimated undiscounted future cash flows of the asset to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on estimated fair value compared to carrying value, with fair value typically based on a discounted cash flow model. The Company's consolidated financial statements reflect all impairment charges required by accounting guidance related to accounting for the impairment or disposal of long-lived assets as of December 31, 2008 and 2007 (Note 5).

Asset Retirement Obligations

        The Company accounts for the retirement of tangible long-lived assets and the associated retirement cost based on accounting guidance related to asset retirement obligations and accounting for conditional asset retirement obligations. In accordance with the accounting guidance the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. As of December 31, 2008 and 2007, the balance related to such liability was $1.1 million and $0.6 million, respectively.

Capitalization of Interest

        Interest associated with major construction projects are capitalized as part of the cost of the constructed assets. When no specific debt is incurred for a project, interest is capitalized on cash expenditures for the project using the Company's weighted average cost of borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period. There was no interest capitalized for the years ended December 31, 2008 and 2007.

Intangible Asset

        Intangible assets represent assets, other than goodwill or financial assets, which lack physical substance. In accordance with accounting guidance related to goodwill and other intangible assets, indefinite-lived intangible assets are tested for impairment using a discounted cash flow approach and are not amortized. Intangible assets with a definite life are amortized over their useful life which is the period over which the asset is expected to contribute directly or indirectly to future cash flows. Management periodically assesses the amortization period of intangible assets with definite lives based upon estimated future cash flows from related operations.

        Inherent in the reviews of the carrying amounts of intangible assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company's estimates. If the Company's ongoing estimates of future cash flows are not met, the Company may have to record additional impairment charges in future accounting periods. The Company's estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the Company. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to the Company's property.

Debt Issuance Costs

        Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements and are included

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

in other assets, net, on the Company's consolidated balance sheets. Amortization of debt issuance costs was approximately $6.7 million and $13.5 million for the years ended December 31, 2008 and 2007, respectively.

Self-Insurance Reserves

        The Company is self-insured up to certain stop loss amounts for employee health coverage, workers' compensation and general liability cost. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported as provided by a third party. In estimating these accruals, the Company considers historical loss experience and make judgments about the expected levels of costs per claim. The Company believes its estimates of future liability are reasonable based upon the Company's methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. The Company continually monitors changes in claim type and incident and evaluates the insurance accrual making necessary adjustments based on the evaluation of these qualitative data points. At December 31, 2008 and 2007, the Company had total self-insurance accruals reflected in its consolidated balance sheets of approximately $3.3 million and $2.3 million, respectively.

Fair Value of Financial Instruments

        The carrying values of the Company's cash and cash equivalents, restricted cash, receivables and accounts payable approximate fair value because of the short term maturities of these instruments. The Company's debt instruments incurred prior to the Petition Date have been stayed and are subject to compromise as further discussed in Note 3 and 7. As such, the Company believes that it is impracticable to determine fair value of those pre-petition debt instruments until the Company emerges from the Chapter 11 Cases.

Derivative Instruments

        From time to time the Company enters into derivative instruments, typically in the form of interest rate swaps, in order to manage interest rate risks associated with the Company's current and future borrowings. In accordance with accounting guidance related to accounting for derivative instruments and hedging activities, all derivative instruments are to be recognized on the balance sheet at fair value. Derivative instruments that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative instrument qualifies and is designated as a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of the derivative instrument's change in fair value will be immediately recognized in earnings. Fluctuations in interest rates can cause the fair value of derivative instruments to change each reporting period. As of the Petition Date, the Company had a interest rate swap which has been converted to a fixed-amount claim and is classified in liabilities subject to compromise as of December 31, 2008 (Note 3). The Company has not entered into any additional interest rate swap agreements subsequent to the Petition Date.

Customer Loyalty Program

        The Company provides a customer loyalty program (the "Program") at its casino, which allows customers to redeem points earned from their gaming activity for slot play, food, beverage, rooms or merchandise. Under the Program, customers are able to accumulate points which may be redeemed in

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

the future, subject to certain limitations and the terms of the Program. The Company records a liability for the estimated cost of the outstanding points under the Program that it believes will ultimately be redeemed. At both December 31, 2008 and 2007, approximately $0.3 million, were accrued for the cost of anticipated Program redemptions. The estimated cost of the outstanding points under the Program is calculated based on redemption rates, or the rates at which the points are expected to be redeemed. The Company estimates the cost and accrues for this expense as the points are earned from gaming play, which is recorded as casino expense.

Revenue Recognition and Promotional Allowances

        Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. Room, food and beverage and other operating revenues are recognized at the time the goods or services are provided. The majority of the Company's gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or complex estimation. The retail value of rooms, food and beverage and other services provided to customers on a complimentary basis are included in gross revenues and then deducted as promotional allowances. The estimated departmental costs and expenses of providing these promotional allowances are included in casino operating costs and expenses and consist of the following (in thousands):

	December 31,
	2008	2007
Room	$1,758	$1,460
Food and beverage	7,638	6,676
Other	1	3

Total	$9,397	$8,139

        Promotional allowances also include goods and services, such as complimentary rooms and food and beverages, earned in the Company's customer loyalty program. The company rewards customers, through the use of the loyalty program, with points based on amounts wagered or won that can be redeemed for a specified period of time. The Company records the estimated retail value of these goods and services as revenue and then deducts them as promotional allowances.

Gaming Taxes

        The Company is subject to taxes based on the number of gaming devices and gross gaming revenues. These gaming taxes are an assessment on the Company's gaming revenues and are recorded as an expense within the "Casino" line item on the Company's consolidated statements of operations. Gaming taxes totaled approximately $3.9 million and $5.0 million for the years ended December 31, 2008 and 2007, respectively.

Advertising

        The Company expenses advertising costs as incurred or the first time the advertising takes place. Advertising expense, which is generally included in marketing, advertising and promotions on the Company's consolidated statements of operations, was approximately $1.6 million for each of the years ended December 31, 2008 and 2007.

Income Taxes

        The Company's operating results are included in the consolidated federal income tax return of TEH. For purposes of the consolidated financial statements, the provision for income taxes has been

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

prepared using the separate return method. TEH manages its tax position for the benefit of its entire portfolio of businesses. As a result, the assumptions, methodologies and calculations made for the purposes of determining the Company's tax provision and related tax accounts in the combined financial statements herein may differ from those made by TEH and are not necessarily reflective of the tax strategies that the Company would have followed as a separate stand-alone company.

        In applying the separate return method, income taxes are determined using the asset and liability method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the corresponding tax carrying amounts of assets and liabilities. For purposes of accounting for deferred taxes of the Company deferred tax assets are also recognized for tax loss and tax credit carryforwards generated after 2006. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence weighted toward evidence that is objectively verifiable.

Fair Value Measurements

        The Company adopted accounting guidance related to fair value measurements for financial assets and liabilities on January 1, 2008. This accounting guidance establishes a framework for measuring the fair value of financial assets and liabilities and requires certain disclosures about fair value. The framework utilizes a fair value hierarchy consisting of the following: "Level 1" inputs, which are observable inputs for identical assets, such as quoted prices in an active market; "Level 2" inputs, which are observable inputs for similar assets; and "Level 3" inputs, which are unobservable inputs. The Company had to no assets or liabilities that were affected by the adoption of this accounting guidance.

Recently Issued Accounting and Reporting Standards

        In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 ("SFAS 168") which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for most financial statements issued for interim or annual periods ending after September 15, 2009. The Company will begin to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the third quarter of fiscal 2009. As the Codification was not intended to change or alter existing GAAP, it is not expected to have a material impact on the Company's consolidated financial statements.

        In May 2009, the FASB issued SFAS 165, Subsequent Events ("SFAS 165"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, under SFAS 165, an entity is required to disclose the date through which subsequent events have been evaluated, as well as whether that is the date the financial statements were issued or the date the financial statements were available to be issued. SFAS 165 does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. SFAS 165 is effective for interim and annual financial periods ending after June 15, 2009, and shall be applied prospectively.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In April 2009, the FASB issued FASB Staff Position ("FSP") FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments ("FSP 107-1 and APB 28-1"). FSP 107-1 and APB 28-1 amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 and APB 28-1 are effective for interim reporting periods ending after June 15, 2009. The Company is currently evaluating the impact of FSP 107-1 and APB 28-1 on the Company's consolidated financial statements.

        In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments ("FSP 115-2 and 124-2"), which amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP 115-2 and 124-2 do not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP 115-2 and 124-2 are effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact of FSP 115-2 and 124-2 on the Company's consolidated financial statements.

        In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4"). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability has significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company is currently evaluating the impact of FSP 157-4 on the Company's consolidated financial statements.

        In April 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies ("FSP 141R-1"), which amends and clarifies SFAS 141(R), Business Combinations ("SFAS 141R"), to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP 141R-1 is effective for all assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

        In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that the adoption of SFAS 161 will have a material impact on the Company's consolidated financial statements.

        In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. As discussed previously, the Company adopted SFAS 157 in 2008 for financial assets and liabilities and will adopt the remaining provisions of SFAS 157 in the first quarter of 2009. The Company does not believe that the

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

adoption of the remaining provisions of SFAS 157 will have a material impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS 141R. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, replacing SFAS 141's cost-allocation process. SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company will adopt SFAS 141R in the first quarter of 2009 and apply provisions of SFAS 141R to future acquisitions as required.

        A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, the Company has not yet determined the effect, if any, that the implementation of such proposed standards would have on the Company's consolidated financial statements.

Fresh-Start Reporting

        Upon consummation of the Bankruptcy Plan, the accounting for the assets and liabilities reported in the Company's subsequent consolidated financial statements may materially change. As of the Effective Date, the Company anticipates that its successor, Tropicana Las Vegas Hotel and Casino Inc., will be required to adopt the "fresh-start" provisions of accounting guidance related to financial reporting by entities in reorganization under the Bankruptcy Code, which require that all assets and liabilities be recorded at their reorganization values and fair values, respectively, as of such Effective Date. Certain of these values may differ materially from the values recorded on the accompanying consolidated balance sheet as of December 31, 2008. Additionally, the successor's results of operations after the application of fresh-start reporting will not be comparable to the Company's results of operations for previous periods. Tropicana Las Vegas Hotel and Casino Inc. may also choose to make other changes in accounting practices and policies as of or after the Bankruptcy Plan's Effective Date. For all of these reasons, the Company's successor, Tropicana Las Vegas Hotel and Casino Inc.'s consolidated financial statements for periods subsequent to the Effective Date of the Bankruptcy Plan will not be comparable with the Company's prior periods.

3. VOLUNTARY REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

Plan of Reorganization

        Pursuant to the Bankruptcy Plan, on the July 1, 2009, the assets related to the Tropicana Las Vegas were transferred to an unrelated company, owned by the lenders under the $440 million Las Vegas Term Loan ("Las Vegas Term Loan"). A litigation trust (the "Litigation Trust") was also created, to which TEH contributed certain claims against its former owners. Beneficial interests in the Litigation Trust are currently held by TEH and by certain of the former creditors of the Tropicana Las Vegas.

Liabilities Subject to Compromise

        Liabilities subject to compromise are certain of the liabilities of the Debtors incurred prior to the Petition Date of the Chapter 11 Cases. In accordance with accounting guidance related to financial reporting by entities in reorganization under the Bankruptcy Code, liabilities subject to compromise are recorded at the estimated amount that is expected to be allowed as pre-petition claims in the

3. VOLUNTARY REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE (Continued)

Chapter 11 proceedings and are subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executory contracts and unexpired leases, proofs of claim, implementation of the Bankruptcy Plan or other events. In some individual instances and in total, claims filed by the creditors are in excess of the amounts recorded by the Company. The Company has recorded an estimate of allowed claims based on the reconciliation work that has been performed. However, given the size and complexity of the Chapter 11 Cases, there is some uncertainty as to the ultimate liability that will be negotiated with creditors for these pre-petition claims, and, the final liability upon completion of the negotiation with claimants at a future date may be significantly higher or lower than management's current estimate. The Company intends to contest claims to the extent that they exceed the amounts the Company believes are due. Payment terms for the liabilities subject to compromise were established as part of the Bankruptcy Plan.

        Liabilities subject to compromise consist of the following as of December 31, 2008 (in thousands):

Senior Secured Las Vegas Term Loan (Note 7)	$440,000
Interest rate swap	2,749
Accrued expenses and other liabilities	972
Accounts payable	5,168
Due to affiliates	27,044

Total liabilities subject to compromise	$475,933

Reorganization Items

        Reorganization items represent amounts incurred since the Petition Date as a direct result of the Chapter 11 Case, and were comprised of the following (in thousands):

Year ended December 31, 2008
Professional fees	$2,990
Interest income	(577)
Other	59

Total reorganization items, net	$2,472

        Professional fees include financial, tax, legal, real estate and valuation services, among other items, that are directly associated with the reorganization process. Cash payments pertaining to reorganization items amounted to $2.9 million through December 31, 2008.

4. CONTRIBUTION OF ASSETS

        On January 3, 2007, TEH acquired all the outstanding capital stock of Aztar from its stockholders (Note 1). Aztar owned and operated five casinos in five domestic gaming markets, including the

4. CONTRIBUTION OF ASSETS (Continued)

Tropicana Las Vegas. Concurrent with the acquisition, assets related to the Tropicana Las Vegas were distributed by TEH to the Company as follows (in thousands):

January 3, 2007
Cash and cash equivalents	$16,644
Other current assets	8,195
Property and equipment	818,600
Intangible assets	808
Accounts payable and accrued expense	(16,656)
Other long-term liabilities	(1,158)

$826,433

        The above purchase price allocation is based on an analysis of the fair values of the assets acquired and liabilities assumed. The intangible assets acquired are recognized at their fair values.

5. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following (in thousands):

	December 31,
	2008	2007
Land	$539,103	$701,000
Building and land improvements	84,325	108,071
Furniture, fixtures and equipment	17,211	15,909
Construction in progress	121	24,882

	640,760	849,862
Less: Accumulated depreciation	(12,484)	(6,159)

Property and equipment, net	$628,276	$843,703

Impairment Loss

        The Company evaluates its property and equipment for impairment in accordance with accounting guidance related to accounting for the impairment or disposal of long-lived assets, which requires the Company to review for impairment whenever indicators of impairment exist. During the fourth quarter of 2008, the continuing economic downturn and constrained capital markets contributed to a severe decline in value of gaming stocks and gaming assets. As a result, the Company determined that a triggering event in accordance with accounting guidance related to accounting for the impairment or disposal of long-lived assets occurred in the fourth quarter of 2008, therefore its property and equipment should be reviewed for impairment. Based on estimated undiscounted future cash flows, the Company determined that the carrying value of the property and equipment exceeded its estimated undiscounted cash flows. As a result, the Company performed a fair value analysis for these assets and recorded an impairment loss of approximately $187.4 million in the year ended December 31, 2008 which is included in impairment charges and other write-downs on the accompanying statements of operations.

5. PROPERTY AND EQUIPMENT (Continued)

Write-off of Abandoned Projects

        During the year ended December 31, 2008, the Company decided to abandon various projects that were in the development stage due to the economic conditions and the Chapter 11 Cases. In conjunction with these decisions, the capitalized costs incurred to date of approximately $26.8 million were written off during the year ended December 31, 2008 which is included in impairment charges and other write-downs on the accompanying statements of operations.

6. INTANGIBLE ASSETS, NET

        Intangible assets consist of the following (in thousands):

		December 31,
	Estimated life (years)
		2008	2007
Trade name	Indefinite	$500	$500
Other	9 - 60	308	308

Total intangible assets		808	808
Less: accumulated amortization		(80)	(55)

Intangible assets, net		$728	$753

        Amortization was computed on a straight-line basis for definite lived intangible assets over an estimated useful life of 9 to 60 years. Amortization expense was approximately $25,000 and $55,000 for the years ended December 31, 2008 and 2007, respectively. The Company's estimate of future amortization expense of intangible assets for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 is anticipated to be $30,000, $30,000, $30,000, $22,000 and $18,000, respectively.

7. DEBT

        In conjunction with the Aztar acquisition on January 3, 2007, the Company entered into the Las Vegas Term Loan which was scheduled to mature in July 2008. Interest on the Las Vegas Term Loan was due quarterly at a margin above a LIBO Rate option or an Alternative Base Rate (each as defined in the Las Vegas Term Loan), as selected by the Company, and is secured by all the assets of the Company. On the closing date, the Company was required to deposit, in an escrow account, cash in an amount sufficient to pay all scheduled interest payments in respect of the Las Vegas Term Loan for a one-year period.

        In April and May 2008, the lenders under the Las Vegas Term Loan sent notices of default to the Company for failure to pay interest due on April 30, 2008, failure to timely deliver audited financial statements, failure to make excess cash flow principal payments (if any were required) and failure to notify the lenders of defaults under other credit agreements. As a result of these defaults, the Company classified the outstanding indebtedness related to the Las Vegas Term Loan as current at December 31, 2007 in the accompanying consolidated balance sheets.

        As a result of the bankruptcy filing as discussed in Note 3, claims against the Company, including those related to the Las Vegas Term Loan have been stayed and are reflected as "liabilities subject to compromise" in the accompanying consolidated balance sheet as of December 31, 2008. Subsequent to the Petition Date, the Bankruptcy Court authorized the Company to use this restricted cash to make adequate protection payments that include interest on the Las Vegas Term Loan which were approximately $16.0 million in 2008. The interest rate was the Adjusted LIBO Rate plus 2.25% per

7. DEBT (Continued)

annum until (but not including) June 30, 2008 and thereafter, at the Alternate Base Rate plus 1.25% per annum.

        The Bankruptcy Plan was confirmed by the Bankruptcy Court on May 5, 2009 and became effective on July 1, 2009. By virtue of the Bankruptcy Plan becoming effective the Las Vegas Term Loan has been cancelled.

8. DERIVATIVE INSTRUMENT

        In January 2007, the Company entered into an interest rate swap agreement with a notional amount of $440.0 million converting its floating-rate debt to a fixed rate of 5.1% based on three-month LIBO Rate. The interest rate swap was not designated as a hedging instrument for accounting purposes and as a result gains or losses resulting from the change in fair value of the interest rate swap was recognized in earnings in the period of change.

        The difference between amounts received and paid under the Company's interest rate swap agreement, as well as costs or fees, is recorded as a reduction of or an addition to interest expense as incurred over the life of the interest rate swap. The net effect of the interest rate swap resulted in an increase in interest expense of approximately $1.4 million for the period January 1, 2008 through the Petition Date and the year ended December 31, 2007. As of December 31, 2007, the fair value of the interest rate swap, classified as a liability, was $1.4 million.

        The filing for bankruptcy protection on May 5, 2008 caused an early termination of the interest swap agreement. The interest rate swap agreement provided that upon an early termination, the market value of the interest rate swap agreement as of the date of the early termination was due and interest payable on this amount was owed at the prime rate plus 2%. The fair value of the interest rate swap agreement, as of May 5, 2008 was approximately $2.7 million and is included in liabilities subject to compromise (Note 3).

9. RELATED PARTIES

Due from Tropicana Entertainment Holdings, LLC, net

        Funds received by the Company in relation to the Las Vegas Term Loan were transferred to TEH to fund the acquisition of Aztar. In addition, any excess funds on hand were transferred to TEH to facilitate the payment of general corporate expenses net of any reimbursement for expenses paid by TEH on behalf of the Company. As of December 31, 2008 and 2007, the Company had amounts receivable related to such transfers of approximately $613.5 million and $592.2 million, respectively.

Due to Affiliates

        Wimar provided various support services such as purchasing, internal audit, human resources and advertising through September 2008 which were charged to the Company. In addition, Columbia Sussex Corporation, ("CSC"), a company related by common ownership, provided, until April 30, 2009, various administrative and accounting services such as accounts payable, cash management and payroll to the Company under a series of administrative services agreements. The Company also participated in general liability, workers' compensation, property and health insurance programs facilitated by CSC. The operations of the Company are separate and apart from Wimar and CSC. Any costs incurred by Wimar or CSC for the benefit of or related to the Company's operations were charged to the Company. Effective April 30, 2009, the Company terminated the administrative services agreements with CSC in anticipation of the Bankruptcy Plan as discussed in Note 3. Expenses related to these shared and administrative services totaled approximately $247,000 and $180,000 for the years ended

9. RELATED PARTIES (Continued)

December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the Company has recorded liabilities, to these affiliated companies of approximately $27.2 million and $0, respectively, related to these services and other costs paid on their behalf of which approximately $27.0 million is included in liabilities subject to compromise at December 31, 2008 (Note 3).

10. COMMITMENTS AND CONTINGENCIES

        The Company leases various equipment and property under terms maturing at various dates through April 2009. Rent expense totaled approximately $90,000 and $73,000 for the years ended December 31, 2008 and 2007, respectively.

        Under the Bankruptcy Code, the Debtors generally may assume or reject pre-petition executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. In this context, "assumption" means that the Debtors agree to perform obligations and cure all existing defaults under the executory contract or unexpired lease, and "rejection" means that the Debtors are relieved from obligations to perform further under the executory contract or unexpired lease that is rejected. Rejection of an executory contract or lease is treated as a breach immediately prior to the Petition Date and may give rise to a pre-petition claim for amounts due and owing as of the Petition Date and for damages from the breach of the agreement, subject to certain limitations. Any claim for damages that result from the rejection of an executory contract or unexpired lease is subject to compromise as part of a plan of reorganization, to the extent that such claim is unsecured. The Bankruptcy Code includes certain deadlines by which debtors must assume or reject unexpired leases of nonresidential real property. The Company has until the end of their Chapter 11 Cases to assume or reject all other executory contracts and unexpired leases, unless the Bankruptcy Court orders an earlier deadline.

        The Company has reviewed all of its executory contracts and unexpired leases to determine which, if any, executory contracts and unexpired leases they would seek to reject as part of their Chapter 11 Cases. No leases were rejected by the Company.

Contingencies

        In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. Many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement such as a lease agreement. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement. There are no explicit limitations on the maximum potential amount of future payments that the Company could be required to make under some of these guarantees. The Company is unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable. The Company maintains insurance coverage that mitigates some potential payments to be made.

Nevada Use Tax Refund Claims

        On March 27, 2008, the Nevada Supreme Court issued a decision in Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation (the "Department"), that food purchased for subsequent use in the provision of complimentary and/or employee meals was exempt from both sales and use tax. The Company had previously paid use tax on food purchased for subsequent use in complimentary and employee meals at the Company's property and has filed refund claims for the periods from March

10. COMMITMENTS AND CONTINGENCIES (Continued)

2003 through March 2008. Any amount refunded to us would be reduced by a contingent fee owed to a third party advisory firm.

        On April 24, 2008, the Department filed a Petition for Rehearing (the "Petition") on the decision. Additionally, on the same date the Nevada Legislature filed an Amicus Curiae brief in support of the Department's position. The Nevada Supreme Court denied the Department's Petition on July 17, 2008. As of December 31, 2008, the Company had not recorded a receivable related to this matter because the refund claims are subject to audit and it is unclear whether the Department will pursue alternative legal theories in connection with certain issues raised in the Supreme Court case in any audit of the refund claims. However, the Company is claiming the exemption on sales and use tax returns for periods subsequent to March 2008 based on the Nevada Supreme Court decision.

Litigation

        The Company is subject to various litigation that arises in the ordinary course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

11. EMPLOYEE BENEFIT PLANS

Retirement Plans

        The Company offers a defined contributions 401(k) plan, which covers all employees who reach a certain age and length of service requirements and allows for an employer contribution up to 50% of the first 6% of each participating employee's compensation. Plan participants can elect to defer balances before tax compensation through payroll deductions. Such deferrals are regulated under Section 401(k) of the Internal Revenue Code.

        The Company's matching contributions were approximately $47,000 and $123,000 in the years ended December 31, 2008 and 2007, respectively. The Company has elected to suspend the employer contribution effective May 1, 2009. The Company does not sponsor a defined benefit plan.

Collective Bargaining Agreements

        At December 31, 2008, the Company had 1,877 employees. On such date, the Company had collective bargaining agreements with unions covering approximately 66% of such employees.

12. INCOME TAXES

        For income tax purposes, the Company is included in TEH's consolidated corporate federal income tax return. The Company uses the separate return method on a consolidated basis for purposes of allocating the consolidated tax provision.

        The (benefit) provision for income taxes attributable to net loss consists of the following (in thousands):

	Year ended December 31,
	2008	2007
Current:
Federal	$(18,425)	$(7,752)
State	—	—

Total current	(18,425)	(7,752)
Deferred:
Federal	(72,036)	3,596
State	—	—

Total deferred	(72,036)	3,596

Benefit from income taxes	$(90,461)	$(4,156)

        A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

	Year ended December 31,
	2008	2007
Federal statutory rate	35.0%	35.0%
Merger costs	—	5.9%
Credits	—	1.3%
Other	0.8%	0.9%

Effective tax rate	35.8%	43.1%

12. INCOME TAXES (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31,
	2008	2007
Deferred tax assets:
Allowance for doubtful accounts	$3,337	$3,404
Other	828	962

Total deferred tax assets	4,165	4,366
Deferred tax liabilities:
Property and equipment	(153,084)	(217,902)
Abandoned development costs	—	(4,035)
Transaction costs	989	—
Debt swap	—	485
Other	(60)	(191)
Net operating loss carryforwards	25,986	7,561
Less: valuation allowance	2,749	—

Total deferred tax liabilities	(123,420)	(214,082)

Net deferred tax liabilities	$(119,255)	$(209,716)

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management has concluded that it is not more likely than not to recognize certain deferred tax assets. As a result, management has recorded a valuation allowance against deferred tax assets.

13. SUBSEQUENT EVENTS

Plan of Reorganization

        The Bankruptcy Plan was confirmed by the Bankruptcy Court on May 5, 2009 and consummated on July 1, 2009. Pursuant to the Bankruptcy Plan, on July 1, 2009, among other things:

  •
  Tropicana Las Vegas Hotel and Casino, Inc. (the "Successor") was formed to own and operate the assets related to the Company which is owned by the lenders under the Las Vegas Term Loan;

  •
  the Successor issued shares of its class A common stock ("Class A Common") to holders of secured claims under the Las Vegas Term Loan ("Lenders");

  •
  Lenders subscribed to purchase $75 million of the Successor's class A convertible participating preferred stock ("Class A Preferred") to provide operating capital;

  •
  the Successor entered into a stockholders' agreement with the Lenders as a condition to receiving shares of Class A Common and Class A Preferred;

  •
  the Successor issued a warrant to purchase shares of its class B common stock ("Class B Common") to TEH;

13. SUBSEQUENT EVENTS (Continued)

  •
  the Successor entered into a lease agreement, dated June 22, 2009, with Armenco Holdings, LLC, ("Armenco"), a company controlled by Alex Yemenidjian, the Successor's Chief Executive Officer, whereby the Successor leases the real and non-gaming personal property of its hotel and casino, including the restaurants, lounges, retail shops and other related support facilities, and the operation thereof, to Armenco. The Successor also separately transferred ownership of its gaming assets to Armenco. At such time as the Successor is able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for the Successor to own and operate its gaming facility directly, Armenco will transfer back to the Successor the gaming assets of the Successor's hotel and casino; and

  •
  the Successor assumed certain obligations and liabilities of the Predecessor.

        A litigation trust (the "Litigation Trust") was also created, to which TEH contributed certain claims against its former owners. Beneficial interests in the Litigation Trust are currently held by TEH and by certain of the former creditors of the Company and on the effective date of the TEH plan of reorganization; TEH will have no interest in the Litigation Trust.

Tropicana Trademark

        The Successor is a plaintiff in a civil action it filed on July 20, 2009 in the Clark County District Court, called Tropicana Las Vegas, Inc. and Hotel Ramada of Nevada, LLC v. Aztar Corporation and Tropicana Entertainment, LLC (Case No. A09595469-B). The Successor is seeking confirmation from the court that it has the right to use the Tropicana name based on implied and express agreements and the application of principles of estoppel. The defendants contend that they alone have a right to use the Tropicana name and, further, have asserted a counterclaim that the Successor is infringing their purported trademark rights by using the Tropicana name in conducting its business. After the action was filed, the defendants removed it to the U.S. District Court for the District of Nevada; the Successor moved to remand the action, which motion was granted, the effect being that the case has now returned to state court. Prior to remand, on January 8, 2010, the Sucessor filed a Motion For Summary Judgment in the United States District Court for the District of Nevada, where the case was then pending. The motion asserts that the Successor is entitled to judgment as a matter of law based on historical agreements concerning the property and the name Tropicana. The defendants have not responded to the Motion. Discovery is ongoing, and the Successor therefore cannot express an opinion at this time on the outcome of the case.

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Hotel Ramada of Nevada and Adamar of Nevada:

        We have audited the accompanying combined statement of operations, shareholder's equity, and cash flows of Hotel Ramada of Nevada, dba Tropicana Resort and Casino, and Adamar of Nevada (collectively, the "Company") for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the financial statements, the Company changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

/s/ Ernst & Young LLP

Cincinnati, Ohio
March 31, 2007

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Combined Statement of Operations

For the Year Ended December 31, 2006 (in thousands)

Revenues:
Casino	$63,799
Rooms	52,993
Food and beverage	20,720
Other	25,367

162,879

Costs and expenses:
Casino	35,635
Rooms	21,390
Food and beverage	21,642
Other	12,443
Marketing	4,765
General and administrative	14,601
Utilities	5,059
Repairs and maintenance	6,889
Provision for doubtful accounts	(74)
Property taxes and insurance	3,089
Rent	109
Depreciation	5,269
Management fees, net	8,025

138,842

Operating income	24,037
Interest income	16
Interest expense	(10,811)

Income before income taxes	13,242
Income taxes	(4,460)

Net income	$8,782

The accompanying notes are an integral part of these financial statements.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Combined Statement of Shareholder's Equity

For the Year Ended December 31, 2006 (in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Due from Parent	Total
Balance, December 31, 2005	$2	$87,864	$24,911	$(3,895)	$108,882
Net income	—	—	8,782	—	8,782
Due from parent	—	—	—	(4,986)	(4,986)
Stock options compensation expense	—	367	—	—	367
Tax benefit from stock options exercised	—	834	—	—	834

Balance, December 31, 2006	$2	$89,065	$33,693	$(8,881)	$113,879

The accompanying notes are an integral part of these financial statements.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Combined Statement of Cash Flows

For the Year Ended December 31, 2006 (in thousands)

Cash flows from operating activities:
Net income	$8,782
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,269
Accretion	43
Provision for gains on accounts receivable	(74)
Stock options compensation expense	367
Tax benefit from stock options exercised	834
Stock options tax benefit	(615)
Deferred income taxes	516
Changes in operating assets and liabilities:
Receivables	593
Inventories	(256)
Prepaid expenses	(1,021)
Accounts payable and accruals	2,701

Net cash provided by operating activities	17,139

Cash flows from investing activities:
Reductions in other assets	5
Purchases of property and equipment	(7,814)
Additions to other long-term assets	(53)

Net cash used in investing activities	(7,862)

Cash Flows from Financing Activities:
Advances from affiliates	170,779
Advances to affiliates	(175,749)
Changes in bank overdrafts	(471)
Stock options tax benefit	615
Principal payments on long-term debt	(109)

Net cash used in financing activities	(4,935)

Net increase in cash and cash equivalents	4,342
Cash and cash equivalents, beginning of year	12,302

Cash and cash equivalents, end of year	$16,644

Supplemental cash flow disclosures:
Noncash investing and financing activities:
Contract payable incurred for intangible assets	$307
Capital lease obligations incurred for property and equipment	94
Other long-term liabilities reduced for property and equipment	(74)
Stock options compensation expense	367
Cash flow during the year for the following:
Interest paid	$10,811

The accompanying notes are an integral part of these financial statements.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements

1. Significant Accounting Policies

Basis of Presentation

        The financial statements are presented on a combined basis and include the accounts of Hotel Ramada of Nevada ("HRN"), a wholly owned subsidiary of Aztar Corporation ("Aztar") which operates the Tropicana Resort and Casino in Las Vegas, Nevada ("Tropicana") and Adamar of Nevada ("Adamar"), also a wholly owned subsidiary of Aztar, which together with HRN wholly own Tropicana Enterprises, a Nevada partnership that owns the land and buildings used in the operation (collectively, the "Company"). The combined financial statements include the accounts of HRN and Adamar and all of their controlled subsidiaries and partnerships. In combining and consolidating, all material intercompany transactions are eliminated. Refer to "Note 12: Subsequent Events" for information regarding changes to the Company occurring subsequent to December 31, 2006.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment." SFAS 123(R), which became effective for the Company on January 1, 2006, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, which the Company previously elected to follow. In addition, SFAS 123(R) replaces Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation".

        SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and the estimated number of awards that are expected to vest. That cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. As permitted under SFAS 123(R), the Company has elected to apply a modified prospective application as the transition method from APB 25 to SFAS 123(R). Compensation cost for the portion of the awards for which the requisite service has not been rendered on or after the effective date is recognized as the requisite service is rendered on or after the required effective date based on the grant-date fair value as previously determined under SFAS 123. For periods before the required effective date, companies may elect to adjust financial statements of prior periods on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. The Company has elected not to adjust its financial statements for prior periods. The Company recognized $367,000 of compensation expense in the Combined Statement of Operations during 2006. Under APB 25, there would not have been any compensation expense. The Company classifies its stock-based compensation expense in the Combined Statement of Operations in a manner consistent with its classification of cash compensation paid to the same employees. As of December 31, 2006, the Company had $410,000 of unrecognized compensation cost related to awards granted under Aztar's stock option plans. The Company expects to recognize that cost over a weighted-average period of 1.3 years.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements (Continued)

1. Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

Inventories

        Inventories, which consist primarily of food, beverage, and operating supplies, are priced at the lower of cost or market. Cost has been determined using the first-in, first-out method.

Advertising Costs

        Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program, which varies from one to six months. Direct-response advertising costs consist primarily of mailing costs associated with direct-mail programs. Capitalized advertising costs, included in prepaid expenses, were immaterial at December 31, 2006. Advertising costs that were expensed during the year were $3,269,000 for 2006.

Property and Equipment

        Property and equipment are stated at cost. Improvements, renewals and repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

        Depreciation is computed by the straight-line method based upon the following useful lives:

Buildings	40 years
Land improvements	5 - 40 years
Furniture, fixtures and equipment	3 - 15 years

Valuation of Long-Lived Assets

        Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or amortizable intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposition. Intangible assets with indefinite lives are subject to an annual impairment test based on fair value. The Company performed an impairment test of its intangible asset with an indefinite life during the year 2006 and concluded that there was no impairment. Accordingly, no charge for impairment was recognized during 2006.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements (Continued)

1. Significant Accounting Policies (Continued)

Revenue Recognition

        Casino revenue consists of gaming win net of losses. The Company makes cash promotional offers to certain of its customers, including cash rebates as part of loyalty programs generally based on an individual's level of gaming play. These costs are classified as a reduction in casino revenue. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows for the year ended December 31, 2006 (in thousands):

Rooms	$1,729
Food and beverage	7,778
Other	563

Total	$10,070

Income Taxes

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade accounts receivable. The Company places its cash and temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits. The receivables are concentrated in California and the southwest region of the United States. As a general policy, the Company does not require collateral for receivables.

        Trade receivables are initially recorded at cost. Accounts are written off when the Company deems the account to be uncollectible. An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses. The allowance is estimated based on specific review of customer accounts, the age of the receivables, the Company's historical collection experience and current economic conditions.

3. Property and Equipment

        During construction, the Company capitalizes interest and other direct and indirect development costs. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. There was no capitalized interest in 2006.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements (Continued)

3. Property and Equipment (Continued)

        During 2006, Aztar determined that the carrying amount of its deferred costs associated with the potential redevelopment of the Las Vegas Tropicana was not recoverable because the likelihood of proceeding with a redevelopment was assessed as less than probable. As a result, Aztar recognized an expense of $26,021,000 in 2006 for the write-off the Las Vegas Tropicana capitalized development costs. Aztar's decision not to proceed with a redevelopment of the Las Vegas Tropicana did not have any impact on the Company's Combined Statement of Operations during 2006.

        Depreciation of equipment leased under capital leases was $13,000 in 2006.

4. Intangible Assets

        Amortization of acquired intangible assets was $19,000 in 2006.

        Estimated future amortization expense for the acquired intangible assets subject to amortization at December 31, 2006 is as follows for each of the five years subsequent to December 31, 2006 (in thousands):

2007	$30
2008	30
2009	30
2010	30
2011	30

Total	$150

5. Benefit Plans

        The Company contributes to trusteed pension plans under various collective bargaining agreements covering a majority of its employees. The Company has no prior service liability under these plans. Contributions to these plans were $2,243,000 in 2006.

        Aztar has a defined contribution plan that covers substantially all of the Company's employees who are not covered by a collective bargaining unit. The plan allows employees, at their discretion, to make contributions of their before-tax earnings to the plan up to an annual maximum amount. The Company matches 50% of the employee contributions that are based on up to 6% of an employee's before-tax earnings. Compensation expense with regard to Company matching contributions was $125,000 in 2006.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements (Continued)

6. Lease Obligations

        The Company leases various equipment and property under terms maturing at various dates through April 2009. Minimum future lease obligations on long-term, noncancelable leases in effect at December 31, 2006 are as follows (in thousands):

	Capital	Operating
2007	$64	$33
2008	34	—
2009	6	—
Thereafter	—	—

	$104	$33

Amounts representing executory costs	(17)
Amounts representing interest	(16)

Net present value	71
Less current portion	(41)

Long-term portion	$30

        The above net present value is computed based on specific interest rates determined at the inception of the leases.

        Rent expense is detailed as follows (in thousands):

Year ended December 31, 2006
Minimum rentals	$101
Contingent rentals	8

Total rent expense	$109

7. Income Taxes

        The provision for income taxes is comprised of the following (in thousands):

Year ended December 31, 2006
Current	$3,944
Deferred	516

Provision for income taxes	$4,460

        For income tax purposes, the Company is included in Aztar's consolidated corporate federal income tax return. The Company uses the separate return method on a combined basis for purposes of allocating the consolidated tax provision.

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements (Continued)

7. Income Taxes (Continued)

        General business credits are taken as a reduction of the provision for federal income taxes during the year such credits become available. The following table provides a reconciliation between amounts determined by applying the statutory federal income tax rate to the pretax income and the provision for income taxes (in thousands):

Year ended December 31, 2006
Provision at statutory	$4,635
Increase (decrease) in tax resulting from:
Nondeductible business expenses	5
General business credits	(170)
Other, net	(10)

Provision for income taxes	$4,460

8. Related Parties

        The Company recorded interest expense of $10,776,000 in 2006 related to notes payable to Aztar.

9. Management Fees, Net

        The Company has entered into a management agreement with Aztar whereby Aztar provides the Company consultation and assistance in corporate governance, business strategies, cash management, tax administration, risk management, and other services. In consideration for the above services, Aztar charged the Company management fees of $8,025,000 for 2006.

10. Contingencies and Commitments

        The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its financial position, results of operations or cash flows.

11. Regulation of Gaming Operations

        The gaming operation of the Company is subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board") (collectively the "Nevada Gaming Authorities"). These agencies issue gaming licenses based upon, among other considerations, evidence that the character and reputation of principal owners, officers, directors, and certain other key employees are consistent with regulatory goals. The Company has secured the necessary licenses. The licenses are not transferable and must be renewed periodically upon the payment of appropriate taxes and license fees. The Nevada Gaming Authorities have broad discretion with regard to the renewal of the licenses and may at any time revoke, suspend, condition,

Hotel Ramada of Nevada

dba Tropicana Resort and Casino and Adamar of Nevada

Notes to Combined Financial Statements (Continued)

11. Regulation of Gaming Operations (Continued)

limit or restrict a license for any cause deemed reasonable by the issuing agency. Officers, directors, and key employees of the Company must be approved by the Nevada Board and licensed by the Nevada Commission and Clark County Board.

12. Subsequent Events

        On May 19, 2006, Aztar entered into an Agreement and Plan of Merger (the "Columbia Merger Agreement") with Columbia Sussex Corporation ("Sussex"), Wimar Tahoe Corporation, d/b/a Columbia Entertainment, the gaming affiliate of Sussex ("Columbia Entertainment"), and WT-Columbia Development, Inc., a wholly-owned subsidiary of Columbia Entertainment. The merger was consummated on January 3, 2007 at which time Columbia Entertainment acquired all of the outstanding shares of Aztar common stock and assumed all of Aztar's outstanding debt.

EXHIBIT INDEX

Exhibit Number		Exhibit Description
2.1		First Amended Joint Plan of Reorganization of Tropicana Las Vegas Holdings, LLC and Certain of its Debtor Affiliates pursuant to Title 11 of the United States Code, 11 U.S.C. Section 101 et seq.
3.1		Certificate of Incorporation of Tropicana Las Vegas Hotel and Casino, Inc.
3.2		Bylaws of Tropicana Las Vegas Hotel and Casino, Inc.
3.3		Certificate of Designations of Class A Convertible Participating Preferred Stock of Tropicana Las Vegas Hotel and Casino, Inc. dated as of August 12, 2009.
4.1		Form of Tropicana Las Vegas, Inc. Common Share Certificate
4.2		Warrant Agreement, dated July 1, 2009, for Warrants Issued to Tropicana Entertainment, LLC
10.1		Stockholders' Agreement, dated July 1, 2009, by and among Tropicana Las Vegas Hotel and Casino, Inc., and the stockholders listed on a schedule thereto and any stockholder or option holder who becomes a party thereto by joinder.
10.2		Lease Agreement, dated June 22, 2009, by and between Tropicana Las Vegas, Inc. and Armenco Holdings, LLC.
10.3	†	Employment Agreement dated July 1, 2009 by and between Tropicana Las Vegas, Inc. and Alex Yemenidjian.
10.4	†	Offer Letter dated May 19, 2009 by and between Hotel Ramada of Nevada d/b/a Tropicana Resort & Casino and Joanne Beckett.
10.5	†	Offer Letter dated December 4, 2009 by and between Tropicana Las Vegas, Inc. and Thomas McCartney.
21.1		Subsidiaries of the registrant

†
Indicates management contract or compensatory plan.